Filed Pursuant to Rule 424(b)(5)
Registration No. 333-186815

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (2)	AMOUNT OF REGISTRATION FEE (3)
7.50% Senior Notes due 2017	$51,750,000	$6,014

(1)	The securities registered herein are offered pursuant to an automatic shelf registration statement on Form F-3 (Registration No. 333-186815) filed by Scorpio Tankers Inc., effective February 25, 2013.

(2)	Includes an additional $6,750,000 aggregate principal amount of our 7.50% Senior Notes due 2017 that the underwriters have an option to purchase.

(3)	Calculated in accordance with Rule 457(r) and is made in accordance with Rule 456(b) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 25, 2013)

$45,000,000 7.50% Senior Notes due 2017

We are offering $45,000,000 aggregate principal amount of our 7.50% Senior Notes due 2017 (the “Notes”). We have granted the underwriters the option to purchase, exercisable during the 30-day period beginning on the date of this prospectus supplement, up to an additional $6,750,000 aggregate principal amount of the Notes. The Notes will bear interest from October 31, 2014 at a rate of 7.50% per year. The Notes will mature on October 15, 2017. Interest on the Notes will be payable quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on January 15, 2015. We may redeem the Notes in whole, but not in part, at any time at our option, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation, as described in this prospectus supplement under “Description of Notes—Optional Redemption for Changes in Withholding Taxes.”

The Notes will be senior unsecured obligations and will rank equally with all of our existing and future senior unsecured and unsubordinated debt. The Notes will be effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Investing in the Notes involves risks. Please see “Risk Factors” beginning on page S-17.

	Per Note	Total
Public offering price	$25.00	$45,000,000
Underwriting discount	$0.75	$1,350,000
Proceeds, before expenses, to us	$24.25	$43,650,000

We have applied to list our Notes for trading on the New York Stock Exchange under the symbol “SBNB.” If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the Notes are first issued.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

Joint Bookrunning Managers

Stifel	Jefferies	Credit Suisse	Janney Montgomery Scott

Co-Managers

Wunderlich Securities	BB&T Capital Markets

We expect that delivery of the Notes will be made to investors on or about October 31, 2014, through the book-entry system of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear system, and Clearstream Banking, société anonyme.

The date of this prospectus supplement is October 28, 2014.

PROSPECTUS SUPPLEMENT

S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying base prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying base prospectus and the documents incorporated into each by reference include important information about us, the Notes being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying base prospectus together with additional information described under the heading, “Where You Can Find Additional Information” before investing in the Notes.

We prepare our financial statements, including all of the financial statements incorporated by reference in this prospectus supplement, in U.S. dollars and in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We have a fiscal year end of December 31.

We have authorized only the information contained or incorporated by reference in this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and any underwriters have not, authorized anyone to provide you with information that is different. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are offering to sell, and seeking offers to buy, the Notes only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of the Notes.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Marshall Islands company, and our principal executive office is located outside of the United States in Monaco, although we also have an office in New York. Some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

INDUSTRY AND MARKET DATA

The discussions contained under the heading “The International Oil Tanker Shipping Industry” have been reviewed by Drewry Shipping Consultants Ltd., or Drewry, which has confirmed to us that they accurately describe the international oil tanker shipping market as of September 30, 2014.

The statistical and graphical information we use in this prospectus supplement has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

S-ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document and the documents incorporated by reference herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and the documents incorporated by reference herein may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document and the documents incorporated by reference herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker vessel markets, changes in the company’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of our vessels, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. We caution readers of this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

S-iii

PROSPECTUS SUMMARY

This section summarizes some of the key information that is contained or incorporated by reference in this prospectus. It may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus, any free writing prospectus that may be provided to you in connection with the offering of our Notes and the information incorporated by reference in this prospectus, including the sections entitled “Risk Factors” on page S-17 of this prospectus supplement; on page 8 of the accompanying base prospectus in our Registration Statement on Form F-3, effective February 25, 2013; and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 31, 2014. Unless the context otherwise requires, when used in this prospectus supplement, the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and its subsidiaries. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. The financial information included or incorporated by reference into this prospectus represents our financial information and the operations of our subsidiaries. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters’ option to purchase up to $6.75 million aggregate additional principal amount of the Notes is not exercised.

Our Company

We are engaged in seaborne transportation of refined petroleum products and crude oil in the international shipping markets. As of October 27, 2014, we operate a fleet consisting of 48 wholly-owned tankers (four LR2 tankers, two LR1 tankers, 10 Handymax tankers, 31 MR tankers, and one post-Panamax tanker) with a weighted average age of approximately 1.5 years, and 24 time chartered-in tankers (eight LR2, five LR1, four MR and seven Handymax tankers), which we refer to collectively as our Operating Fleet. In addition, as of the same date, we have contracts for the construction of 27 newbuilding product tankers (14 MR tankers, five Handymax ice class 1-A tankers and eight LR2 tankers), which we refer to as our Newbuilding Program. Of the vessels in our Newbuilding Program, 13 are expected to be delivered to us in 2014 and the remaining 14 are expected to be delivered to us in the first and second quarters of 2015. We also own approximately 16.3% of the outstanding shares of Dorian LPG Ltd., or Dorian, an international liquefied petroleum gas, or LPG, shipping company, which has an operating fleet of six LPG carriers (five of which are very large gas carriers, or VLGCs) and contracts for the construction of 17 fuel-efficient VLGC newbuildings from reputable shipyards.

The following table sets forth certain information regarding our fleet as of October 27, 2014:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP(1)	Handymax
2	STI Brixton	2014	38,000	1A	SHTP(1)	Handymax
3	STI Comandante	2014	38,000	1A	SHTP(1)	Handymax
4	STI Pimlico	2014	38,000	1A	Spot	Handymax
5	STI Hackney	2014	38,000	1A	SHTP(1)	Handymax
6	STI Acton	2014	38,000	1A	Spot	Handymax
7	STI Fulham	2014	38,000	1A	Spot	Handymax
8	STI Camden	2014	38,000	1A	Spot	Handymax
9	STI Battersea	2014	38,000	1A	Spot	Handymax
10	STI Wembley	2014	38,000	1A	Spot	Handymax
11	STI Amber	2012	52,000	—	SMRP(4)	MR
12	STI Topaz	2012	52,000	—	SMRP(4)	MR
13	STI Ruby	2012	52,000	—	SMRP(4)	MR
14	STI Garnet	2012	52,000	—	SMRP(4)	MR
15	STI Onyx	2012	52,000	—	SMRP(4)	MR
16	STI Sapphire	2013	52,000	—	SMRP(4)	MR
17	STI Emerald	2013	52,000	—	SMRP(4)	MR
18	STI Beryl	2013	52,000	—	SMRP(4)	MR
19	STI Le Rocher	2013	52,000	—	SMRP(4)	MR
20	STI Larvotto	2013	52,000	—	SMRP(4)	MR
21	STI Fontvieille	2013	52,000	—	SMRP(4)	MR
22	STI Ville	2013	52,000	—	SMRP(4)	MR
23	STI Duchessa	2014	52,000	—	SMRP(4)	MR
24	STI Opera	2014	52,000	—	SMRP(4)	MR
25	STI Texas City	2014	52,000	—	Time Charter(5)	MR
26	STI Meraux	2014	52,000	—	Time Charter(6)	MR
27	STI Chelsea	2014	52,000	—	SMRP(4)	MR
28	STI Lexington	2014	52,000	—	SMRP(4)	MR
29	STI San Antonio	2014	52,000	—	Time Charter(6)	MR
30	STI Venere	2014	52,000	—	SMRP(4)	MR
31	STI Virtus	2014	52,000	—	Spot	MR
32	STI Powai	2014	52,000	—	SMRP(4)	MR
33	STI Aqua	2014	52,000	—	Spot	MR
34	STI Dama	2014	52,000	—	SMRP(4)	MR
35	STI Olivia	2014	52,000	—	SMRP(4)	MR
36	STI Mythos	2014	52,000	—	Spot	MR
37	STI Benicia	2014	52,000	—	Time Charter(6)	MR
38	STI Regina	2014	52,000	—	Spot	MR
39	STI St. Charles	2014	52,000	—	Spot	MR
40	STI Mayfair	2014	52,000	—	Spot	MR
41	STI Yorkville	2014	52,000	—	Spot	MR
42	STI Harmony	2007	73,919	1A	SPTP(2)	LR1
43	STI Heritage	2008	73,919	1A	SPTP(2)	LR1
44	Venice	2001	81,408	1C	SPTP(2)	Post-Panamax
45	STI Elysees	2014	109,999	—	SLR2P(3)	LR2
46	STI Madison	2014	109,999	—	SLR2P(3)	LR2
47	STI Park	2014	109,999	—	SLR2P(3)	LR2
48	STI Orchard	2014	109,999	—	SLR2P(3)	LR2

	Total owned DWT		2,660,387

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry(7)
	Time chartered-in vessels
49	Kraslava	2007	37,258	1B	SHTP(1)	Handymax	$13,650	18-May-15
50	Krisjanis Valdemars	2007	37,266	1B	SHTP(1)	Handymax	$13,650	14-Apr-15(8)
51	Jinan	2003	37,285	—	SHTP(1)	Handymax	$12,600	28-Apr-15
52	Iver Prosperity	2007	37,412	—	SHTP(1)	Handymax	$12,500	03-Mar-16(9)
53	Histria Azure	2007	40,394	—	SHTP(1)	Handymax	$13,550	04-Apr-15
54	Histria Coral	2006	40,426	—	SHTP(1)	Handymax	$13,550	17-Jul-15
55	Histria Perla	2005	40,471	—	SHTP(1)	Handymax	$13,550	15-Jul-15
56	Targale	2007	49,999	—	SMRP(4)	MR	$14,850	17-May-15(10)
57	Nave Orion	2013	49,999	—	SMRP(4)	MR	$14,300	25-Mar-15(11)
58	Gan-Trust	2013	51,561	—	SMRP(4)	MR	$16,250	06-Jan-16(12)
59	Usma	2007	52,684	1B	SMRP(4)	MR	$14,500	03-Jan-15
60	SN Federica	2003	72,344	—	SPTP(2)	LR1	$11,250	15-May-15(13)
61	SN Azzura	2003	72,344	—	SPTP(2)	LR1	$13,600	25-Dec-14
62	King Douglas	2008	73,666	—	SPTP(2)	LR1	$14,000	08-Nov-15(14)
63	Hellespont Progress	2006	73,728	—	SPTP(2)	LR1	$15,000	18-Mar-15(15)
64	FPMC P Eagle	2009	73,800	—	SPTP(2)	LR1	$14,525	09-Sep-15
65	FPMC P Hero	2011	99,995	—	SLR2P(3)	LR2	$15,250	02-May-15(16)
66	FPMC P Ideal	2012	99,993	—	SLR2P(3)	LR2	$15,500	09-Jan-15
67	Swarna Jayanti	2010	104,895	—	SLR2P(3)	LR2	$15,000	11-Mar-15(17)
68	TBN Densa Crocodile	2015	105,408	—	SLR2P(3)	LR2	$21,050	30-Jan-16(18)
69	Densa Alligator	2013	105,708	—	SLR2P(3)	LR2	$17,550	17-Sep-15(19)
70	Khawr Aladid	2006	106,003	—	SLR2P(3)	LR2	$15,400	11-Jul-15
71	Fair Seas	2008	115,406	—	SLR2P(3)	LR2	$17,500	10-Mar-15
72	Southport	2008	115,462	—	SLR2P(3)	LR2	$15,700	10-Dec-14

	Total time chartered-in DWT		1,693,507

Newbuildings currently under construction

	Vessel Name	Yard	DWT	Ice class	Vessel type
	Product tankers
73	Hull 2477—TBN STI Finchley	HMD(20)	38,000	1A	Handymax
74	Hull 2478—TBN STI Clapham	HMD(20)	38,000	1A	Handymax
75	Hull 2479—TBN STI Poplar	HMD(20)	38,000	1A	Handymax
76	Hull 2499—TBN STI Hammersmith	HMD(20)	38,000	1A	Handymax
77	Hull 2500—TBN STI Rotherhithe	HMD(20)	38,000	1A	Handymax
78	Hull 2445—TBN STI Milwaukee	HMD(20)	52,000	—	MR
79	Hull 2461—TBN STI Battery	HMD(20)	52,000	—	MR
80	Hull 2474—TBN STI Pontiac	HMD(20)	52,000	—	MR
81	Hull 2490—TBN STI Osceola	HMD(20)	52,000	—	MR
82	Hull 2492—TBN STI Notting Hill	HMD(20)	52,000	—	MR
83	Hull 2493—TBN STI Westminster	HMD(20)	52,000	—	MR
84	Hull 2475—TBN STI Seneca	HMD(20)	52,000	—	MR
85	Hull S1143—TBN STI Tribeca	SPP(21)	52,000	—	MR
86	Hull S1144—TBN STI Soho	SPP(21)	52,000	—	MR
87	Hull S1169—TBN STI Manhattan	SPP(21)	52,000	—	MR
88	Hull S1170—TBN STI Queens	SPP(21)	52,000	—	MR
89	Hull S1145—TBN STI Gramercy	SPP(21)	52,000	—	MR
90	Hull S1167—TBN STI Bronx	SPP(21)	52,000	—	MR
91	Hull S1168—TBN STI Brooklyn	SPP(21)	52,000	—	MR
92	Hull S706—TBN STI Sloane	HSHI(22)	109,999	—	LR2
93	Hull S709—TBN STI Condotti	HSHI(22)	109,999	—	LR2
94	Hull S710—TBN STI Veneto	HSHI(22)	109,999	—	LR2
95	Hull S715—TBN STI Oxford	HSHI(22)	109,999	—	LR2
96	Hull S716—TBN STI Connaught	HSHI(22)	109,999	—	LR2
97	Hull 5395—TBN STI Broadway	DSME(23)	109,999	—	LR2
98	Hull 5398—TBN STI Winnie	DSME(23)	109,999	—	LR2
99	Hull 5399—TBN STI Lauren	DSME(23)	109,999	—	LR2

	Total newbuilding product tankers DWT		1,797,992

	Total Fleet DWT		6,151,886

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management, or SCM. SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool, or SPTP. SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	This vessel is on a time charter agreement for two years, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(6)	This vessel is on a time charter agreement for one year, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.

(8)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(9)	In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective March 3, 2015.
(10)	We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(11)	We have an option to extend the charter for an additional year at $15,700 per day.
(12)	The daily base rate for the first year was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(13)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel’s owner whereby we split all of the vessel’s profits above the daily base rate.
(14)	In September 2014, we declared an option to extend the charter for an additional year at $15,000 per day effective November 8, 2014.
(15)	We have options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.
(16)	In September 2014, we declared an option to extend the charter for an additional six months at $15,500 per day effective November 2, 2014.
(17)	We have an option to extend the charter for an additional six months at $16,250 per day.
(18)	This vessel is currently under construction and is scheduled to be delivered in January 2015. We have an option to extend the charter for an additional year at $22,600 per day.
(19)	In July 2014, we declared an option to extend the charter for an additional twelve months. Under the option the rate increased from $16,500 per day to $17,550 per day on September 17, 2014.
(20)	These newbuilding vessels are being constructed at Hyundai Mipo Dockyard Co. Ltd. of South Korea, or HMD. Six vessels are expected to be delivered in 2014 and six vessels in the first and second quarters of 2015.
(21)	These newbuilding vessels are being constructed at SPP Shipbuilding Co., Ltd. of South Korea, or SPP. Three vessels are expected to be delivered in 2014 and four vessels in the first and second quarters of 2015.
(22)	These newbuilding vessels are being constructed at Hyundai Samho Heavy Industries Co., Ltd. or HSHI. Three vessels are expected to be delivered in 2014 and two vessels in the first quarter of 2015.
(23)	These newbuilding vessels are being constructed at Daewoo Shipbuilding and Marine Engineering, or DSME. One vessel is expected to be delivered in the fourth quarter of 2014 and two vessels in the second quarter of 2015.

RECENT DEVELOPMENTS

Newbuilding vessel acquisition

In August 2014, we reached an agreement with an unrelated third party to purchase an MR product tanker that was then under construction at SPP. The purchase price of the vessel is $37.1 million and we took delivery of the vessel in September 2014.

Newbuilding vessel deliveries

The following table sets forth our vessel deliveries under our Newbuilding Program from June 30, 2014 through and including October 27, 2014.

	Name	Month delivered	Type
1	STI Powai	July 2014	MR
2	STI Aqua	July 2014	MR
3	STI Pimlico	July 2014	Handymax
4	STI Elysees	July 2014	LR2
5	STI Dama	August 2014	MR
6	STI Olivia	August 2014	MR
7	STI Mythos	August 2014	MR
8	STI Hackney	August 2014	Handymax
9	STI Acton	September 2014	Handymax
10	STI Fulham	September 2014	Handymax
11	STI Camden	September 2014	Handymax
12	STI Benicia(1)	September 2014	MR
13	STI Regina	September 2014	MR
14	STI St. Charles	September 2014	MR
15	STI Madison	September 2014	LR2
16	STI Park	September 2014	LR2
17	STI Orchard	September 2014	LR2
18	STI Mayfair	October 2014	MR
19	STI Yorkville	October 2014	MR
20	STI Battersea	October 2014	Handymax
21	STI Wembley	October 2014	Handymax

(1)	After delivery, this vessel began a one year time charter at a rate level consistent with current one year time charter contracts which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate are split between the charterer and us.

Dividend Payment

On July 28, 2014, our board of directors declared a quarterly cash dividend of $0.10 per share, which was paid on September 10, 2014 to all shareholders of record as of August 22, 2014.

Stock Buyback Program

In July 2014, our board of directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of our common stock. This program replaced our stock buyback program that was approved in June 2014.

During 2014 (through and including October 27, 2014), we acquired 36,729,136 common shares that are being held as treasury shares, which includes (i) 19,101,536 common shares that were purchased in the open market at an average price of $9.06 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian owned by us and (iii) 10,127,600 common shares that were acquired in conjunction with our offering of $360 million of Convertible Senior Notes. As of October 27, 2014, the remaining amount under our stock buyback program is $82.5 million.

We expect to repurchase shares under the buy-back program in the open market, at times and prices that we consider to be appropriate, but are not obligated under the terms of the program to repurchase any shares.

Time Chartered-in Vessels

In July 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for one year at $17,550 per day beginning in September 2014.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $17,500 per day beginning in September 2014.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $15,500 per day effective November 2014.

In September 2014, we extended the time charter on an Handymax tanker that is currently time chartered-in. The term of the agreement is for an additional year at $13,500 per day beginning in March 2015.

In September 2014, we extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for one year at $15,000 per day beginning in November 2014.

In September 2014, we time chartered-in an LR2 tanker that is currently under construction in South Korea with delivery expected in January 2015. Upon delivery from the shipyard, the vessel will be chartered-in for one year at $21,050 per day. We also have an option to extend the charter for one year at $22,600 per day.

Debt drawdowns

We made the following drawdowns from our credit facilities in July, August, September and October 2014:

	Credit facility	Drawdown amount (in $ millions)	Drawdown date	Collateral
1	2013 Credit Facility	$19.8	July 2014	STI Aqua
2	2013 Credit Facility	19.8	August 2014	STI Dama
3	2013 Credit Facility	19.5	August 2014	STI Mythos
4	2013 Credit Facility	19.5	August 2014	STI Benicia
5	2013 Credit Facility	19.8	September 2014	STI Regina
6	2013 Credit Facility	19.5	September 2014	STI St. Charles
7	2013 Credit Facility	19.5	October 2014	STI Yorkville
8	2013 Credit Facility	18.0	October 2014	STI Wembley
9	KEXIM Credit Facility	18.8	July 2014	STI Pimlico
10	KEXIM Credit Facility	30.3	July 2014	STI Elysees
11	KEXIM Credit Facility	30.3	August 2014	STI Madison
12	KEXIM Credit Facility	18.8	September 2014	STI Hackney
13	KEXIM Credit Facility	19.0	September 2014	STI Acton
14	KEXIM Credit Facility	18.8	September 2014	STI Fulham
15	KEXIM Credit Facility	30.3	September 2014	STI Park
16	KEXIM Credit Facility	29.7	September 2014	STI Orchard
17	KEXIM Credit Facility	18.8	September 2014	STI Camden
18	K-Sure Credit Facility	19.8	July 2014	STI Powai
19	K-Sure Credit Facility	19.8	August 2014	STI Olivia
20	K-Sure Credit Facility	20.4	October 2014	STI Mayfair
21	K-Sure Credit Facility	18.9	October 2014	STI Battersea

KEXIM Guaranteed Notes due 2019

On July 18, 2014, Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”), completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the “KEXIM Notes”) in a private offering to qualified institutional buyers in accordance with Rule 144A of the Securities Act and in offshore transactions complying with Regulation S of the Securities Act. The KEXIM Notes were issued in connection with our KEXIM Credit Facility and will reduce KEXIM’s funding obligations and our borrowing costs under such facility by 1.55% per year. Seven and Seven Ltd. was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by The Export-Import Bank of Korea (“KEXIM”), a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.

The proceeds from the initial sale of the KEXIM Notes were deposited into a deposit account and were periodically distributed, subject to the satisfaction or waiver of applicable conditions, to the facility agent under our KEXIM Credit Facility to finance advances to the borrowers thereunder to fund a portion of the purchase price of 18 new vessels, 10 of which are Handymax tankers and eight of which are LR2 tankers. Seven ice class Handymax tankers, STI Comandante, STI Brixton, STI Pimlico, STI Hackney, STI Acton, STI Fulham and STI Camden and four LR2 tankers, STI Elysees, STI Madison, STI Park and STI Orchard were delivered between May and September 2014. The remaining seven vessels are expected to be delivered to the respective borrowers between November 2014 and December 2014.

The KEXIM Notes are currently listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.

2013 Equity Incentive Plan

In September 2014, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance by 1,088,131 common shares. All other terms of the plan remained unchanged.

Results for the three and nine months ended September 30, 2014 and 2013

The table below sets forth our unaudited Condensed Consolidated statement of profit or loss for the three and nine months ended September 30, 2014 and 2013. The interim financial data is not necessarily indicative of future results and should be read in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2013, which is incorporated by reference in this prospectus supplement.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Profit or Loss

(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2014	2013	2014	2013
Revenue
Vessel revenue	$82,891	$57,756	$217,070	$154,213
Operating expenses
Vessel operating costs	(20,933)	(11,137)	(47,683)	(27,635)
Voyage expenses	(902)	(1,249)	(5,427)	(3,782)
Charterhire	(32,941)	(31,877)	(109,334)	(79,345)
Depreciation	(11,574)	(6,377)	(24,896)	(16,665)
General and administrative expenses	(11,676)	(6,522)	(34,300)	(14,571)
Gain on sale of VLCCs	—	—	51,419	—
Gain on sale of Dorian shares	—	—	10,924	—

Total operating expenses	(78,026)	(57,162)	(159,297)	(141,998)

Operating income	4,865	594	57,773	12,215

Other (expense) and income, net
Financial expenses	(6,683)	(448)	(7,554)	(2,323)
Realized gain on derivative financial instruments	—	3	17	25
Unrealized gain on derivative financial instruments	75	118	187	483
Financial income	103	400	172	950
Share of income from associate	462	—	1,036	—
Other expenses, net	19	—	(34)	(106)

Total other expense, net	(6,024)	73	(6,176)	(971)

Net (loss) / income	$(1,159)	$667	$51,597	$11,244

Earnings / (loss) per share
Basic	$(0.01)	$0.00	$0.29	$0.08
Diluted	$(0.01)	$0.00	$0.28	$0.08

Corporate Information

We are a Marshall Islands corporation with principal executive offices at 9, Boulevard Charles III Monaco 98000. Our telephone number at that address is 377-9798-5716. We also maintain an office at 150 East 58th Street, New York, NY 10155 and our telephone number at this address is 212-542-1616. We maintain a website on the Internet at http://www.scorpiotankers.com. The information on our website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement.

THE OFFERING

The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. See “Description of Notes” for a more detailed description of the terms and conditions of the Notes.

Issuer	Scorpio Tankers Inc., a Marshall Islands corporation.

Securities Offered	$45.0 million aggregate principal amount (plus up to an additional $6.75 million aggregate principal amount pursuant to an option granted to the underwriters) of our 7.50% Senior Notes due 2017, 2017 issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Issue Date	October 31, 2014

Maturity Date	The Notes will mature on October 15, 2017.

Interest	The Notes will bear interest from the date of original issue until maturity at a rate of 7.50% per year, payable quarterly in arrears on January, April, July and October commencing on January 15, 2015.

Use of Proceeds	We intend to use the net proceeds of the sale of our Notes, which are expected to total approximately $43.4 million after deducting underwriting discounts and commissions and estimated offering expenses (or approximately $49.9 million if the underwriters exercise their option to purchase additional Notes in full), for general corporate purposes and working capital, which may include the acquisition of additional new or secondhand vessels. We can provide no assurance that we will be able to identify additional vessels to acquire or that we will be able to complete the acquisition of vessels that we are able to identify. Please read “Use of Proceeds.”

Ranking	The Notes will be our senior unsecured obligations and will rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future senior unsecured debt. Our Notes will effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt, as well as to existing and future debt of our subsidiaries. As of June 30, 2014, we had $891.3 million of outstanding indebtedness (of which $477.5 million was secured and $413.8 million was unsecured) and as of October 27, 2014, we had $1.3 billion of outstanding indebtedness (of which $918.2 million was secured and $413.8 million was unsecured).

No Security or Guarantees	None of our obligations under our Notes will be secured by collateral or guaranteed by any of our subsidiaries, affiliates or any other persons.

Change of Control	Upon the occurrence of certain change of control events (as defined in the indenture governing the Notes), you will have the right, as a holder of the Notes, to require us to repurchase some or all of your Notes at 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. For additional information, please read “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes.”

Covenants	The indenture governing our Notes contains certain restrictive covenants, including covenants that require us to limit the amount of debt we incur, maintain a certain minimum net worth, and provide certain reports. These covenants are subject to important exceptions and qualifications. For additional information, please read “Description of Notes.”

Additional Notes	We may “reopen” our Notes at any time without the consent of the holders of our Notes and issue additional notes with the same terms as our Notes (except the issue price, issue date and initial interest payment date), which will thereafter constitute a single fungible series with our Notes, provided that if the additional notes are not fungible with our Notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number.

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization.

Listing	We have applied to list our Notes for trading on The New York Stock Exchange, or NYSE, under the symbol “SBNB.” If the application is approved, trading of our Notes on NYSE is expected to begin within 30 days after the original issue date of our Notes. The underwriters have advised us that they intend to make a market in our Notes prior to commencement of any trading on NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for our Notes will develop prior to commencement of trading on NYSE or, if developed, will be maintained.

Form	Our Notes will be represented by one or more permanent global notes, which will be deposited with the trustee as custodian for The Depository

Trust Company, or DTC, and registered in the name of a nominee designated by DTC. Holders of Notes may elect to hold interests in a global Note only in the manner described in this prospectus supplement. Any such interest may not be exchanged for certificated securities except in limited circumstances described in this prospectus supplement. For additional information, please read “Description of Notes—Book-entry System; Delivery and Form” in this prospectus supplement.

Additional Amounts; Tax Redemption	Any payments made by us with respect to the Notes will be made without withholding or deduction for or on account of taxes unless required by law. If we are required by law to withhold or deduct amounts for or on account of tax imposed by a taxing authority of a jurisdiction where we are a resident or certain other jurisdictions with respect to a payment to the holders of Notes, we will, subject to certain exceptions, pay the additional amounts necessary so that the net amount received by the holders of the Notes after the withholding or deduction is not less than the amount that they would have received in the absence of the withholding or deduction. See “Description of Notes—Additional Amounts.”

In the event of certain changes of law or official positions of certain taxing authorities that trigger requirements discussed immediately above that we pay additional amounts, we may redeem the Notes in whole, but not in part, at any time, upon not less than 30 nor more than 60 days’ notice at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but excluding, the date of redemption. See “Description of Notes—Optional Redemption for Changes in Withholding Taxes.”

Settlement	Delivery of our Notes offered hereby will be made against payment therefor on or about October 31, 2014.

Risk Factors	An investment in our Notes involves risks. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-17 of this prospectus supplement and on page 8 of the accompanying base prospectus to determine whether an investment in our Notes is appropriate for you.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our summary consolidated financial and other operating data as of and for six months ended June 30, 2014 and 2013 and as of and for the years ended December 31, 2013, 2012 and 2011. The summary data as of and for the six months ended June 30, 2014 and 2013 is derived from our unaudited interim financial statements which have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting, or IAS 34 and are incorporated by reference herein. The summary data as of and for the years ended December 31, 2013, 2012 and 2011 is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are incorporated by reference herein.

In thousands of U.S. dollars except per share and share data	For the year ended December 31,			For the six months ended June 30,
	2013	2012	2011	2014	2013
Consolidated income statement data
Revenue:
Vessel revenue	$207,580	$115,381	$82,110	$134,179	$96,457
Operating expenses:
Vessel operating costs	(40,204)	(30,353)	(31,370)	(26,750)	(16,498)
Voyage expenses	(4,846)	(21,744)	(6,881)	(4,525)	(2,533)
Charterhire	(115,543)	(43,701)	(22,750)	(76,393)	(47,469)
Impairment (1)	—	—	(66,611)	—	—
Depreciation	(23,595)	(14,818)	(18,460)	(13,322)	(10,288)
General and administrative expenses	(25,788)	(11,536)	(11,637)	(22,615)	(8,049)
Write down of vessels held for sale and loss from sales of vessels (2)	(21,187)	(10,404)	—	—	—
Gain on sale of VLGCs (3)	41,375	—	—	—	—
Gain on sale of VLCCs (4)	—	—	—	51,419	—
Gain on sale of Dorian shares (5)	—	—	—	10,924	—

Total operating expenses	(189,788)	(132,556)	(157,709)	(81,262)	(84,837)

Operating (loss)/income	17,792	(17,175)	(75,599)	52,917	11,620
Other income and expense:
Financial expenses	(2,705)	(8,512)	(7,060)	(871)	(1,875)
Realized gain on derivative financial instruments	3	443	—	17	23
Unrealized gain / (loss) on derivative financial instruments	567	(1,231)	—	112	365
Financial income	1,147	35	51	69	550
Share of profit from associate	369	—	—	573	—
Other expense, net	(158)	(97)	(119)	(53)	(107)

Total other income and expense	(777)	(9,362)	(7,128)	(153)	(1,044)

Net income / (loss)	$17,015	($26,537)	($82,727)	$52,764	$10,576

Earnings / (loss) per common share: (6)
Basic earnings / (loss) per share	$0.12	($0.64)	($2.88)	$0.28	$0.09
Diluted earnings / (loss) per share	$0.11	($0.64)	($2.88)	$0.28	$0.09
Basic weighted average shares outstanding	146,504,055	41,413,339	28,704,876	187,563,892	114,037,469
Diluted weighted average shares outstanding	148,339,378	41,413,339	28,704,876	190,849,841	114,760,269

In thousands of U.S. dollars	As of December 31,			As of June 30,
	2013	2012	2011	2014
Balance sheet data
Cash and cash equivalents	$78,845	$87,165	$36,833	$357,307
Vessels and drydock	530,270	395,412	322,458	903,596
Vessels under construction	649,526	50,251	60,333	610,655
Total assets	1,646,676	573,280	448,230	2,161,413
Current and non-current debt(7)	167,129	142,459	145,568	807,451
Shareholders’ equity	1,450,723	414,790	286,853	1,332,273

In thousands of U.S. dollars	For the year ended December 31,			For the six months ended June 30,
	2013	2012	2011	2014	2013
Cash flow data
Net cash inflow/(outflow)
Operating activities	($5,655)	($1,928)	($12,452)	$18,614	($7,037)
Investing activities	(935,101)	(90,155)	(122,573)	(241,340)	(323,548)
Financing activities	932,436	142,415	103,671	501,188	764,269

(1)	In the years ended December 31, 2011, we recorded an impairment charge of $66.6 million for 12 owned vessels.
(2)	Write down of vessels held for sale and loss from sales of vessels of $21.2 million for the year ended December 31, 2013 relates to the designation of Noemi, Senatore, Venice and STI Spirit as held-for-sale and the corresponding write-down to the lower of their carrying value and fair value less costs to sell at that date. Loss from sale of vessels for the year ended December 31, 2012 of $10.4 million was the result of the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond during that period.
(3)	In November 2013, we sold our VLGC business, which included 11 VLGC newbuilding contracts, to Dorian LPG Ltd in exchange for newly issued shares that represented 30% of Dorian outstanding shares at the closing date. We recorded a gain of $41.4 million as a result of the sale.
(4)	In March 2014, we sold seven VLCCs under construction for cash and recorded a gain of $51.4 million.
(5)	In May 2014, we acquired from one of our existing shareholders 7,500,000 of our common shares in exchange for 3,422,665 common shares of Dorian in a privately negotiated transaction. As a result of this transaction, we recognized a gain of approximately $10.9 million and our ownership percentage of Dorian decreased to 16.3% from 25.7%.
(6)	Basic earnings per share is calculated by dividing the net income/ (loss) attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by adjusting the net income/(loss) attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.
(7)	Current and non-current debt are shown net of deferred financing fees of $2.5 million, $3.4 million, $5.3 million, $22.5 million and $2.7 million as of December 31, 2013, 2012, 2011 and June 30, 2014 and 2013, respectively.

The following table sets forth our other operating data. This data should be read in conjunction with our consolidated financial statements and related notes for the six months ended June 30, 2014 and 2013, included in our report on Form 6-K filed with the Commission on October 28, 2014 and incorporated by reference herein, and the consolidated financial statements and related notes, included in our annual report on Form 20-F for the year ended December 31, 2013, filed with the Commission on March 31, 2014 and incorporated by reference herein.

	For the year ended December 31,			For the six months ended June 30,
	2013	2012	2011	2014	2013
Average Daily Results
Time charter equivalent per day (1)	$14,369	$12,960	$12,898	$14,339	$15,943
Vessel operating costs per day (2)	6,781	7,605	7,581	7,052	6,529

Aframax/LR2
TCE per revenue day (1)	12,718	10,201	14,951	14,986	14,680
Vessel operating costs per day (2)	8,203	8,436	6,960	8,233	7,131

Panamax/LR1
TCE per revenue day (1)	12,599	14,264	14,743	16,556	13,600
Vessel operating costs per day (2)	7,756	7,714	7,891	8,729	7,264

MR
TCE per revenue day (1)	16,546	12,289	12,092	13,066	18,000
Vessel operating costs per day (2)	6,069	6,770	6,748	6,462	5,905

Handymax
TCE per revenue day (1)	12,862	13,069	11,343	14,421	14,979
Vessel operating costs per day (2)	6,852	7,594	7,619	8,464	6,453

Fleet data (3)
Average number of owned vessels	15.9	10.8	11.3	20.9	13.7
Average number of time chartered-in vessels	22.9	9.2	5.0	29.1	19.0

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	—	$2,869	$2,624	$1,290	—

(1)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per revenue day, or TCE Revenues. Vessels in the pool and on time charter do not have voyage expenses; therefore, the revenue for pool vessels and time charter vessels is the same as their TCE Revenue. TCE Revenue is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs. We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. Please see our annual report on Form 20-F for the year ended December 31, 2013, which is incorporated by reference herein, for a discussion of TCE Revenue, revenue days and voyage expenses.

(2)	Vessel operating costs per day represent vessel operating costs, as such term is defined in our annual report on Form 20-F for the year ended December 31, 2013, which is incorporated by reference herein, divided by the number of days the vessel is owned during the period.
(3)	For a definition of items listed under “Fleet Data,” please see our annual report on Form 20-F for the year ended December 31, 2013, which is incorporated by reference herein.

RISK FACTORS

Risks of Investing in our Notes and Risks Related to our Other Indebtedness

Your investment in our Notes is subject to our credit risk.

Our Notes are unsubordinated unsecured general obligations of ours and are not, either directly or indirectly, an obligation of any third party. Our Notes will rank equally with all of our other unsecured and unsubordinated debt obligations, except as such obligations may be preferred by operation of law. Any payment to be made on our Notes, including the return of the principal amount at maturity or any redemption date, as applicable, depends on our ability to satisfy our obligations as they come due. As a result, our actual and perceived creditworthiness may affect the market value of our Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of our Notes.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of October 27, 2014, we had $1.3 billion of total outstanding indebtedness and $0.7 billion of availability under our credit facilities. The amount of our outstanding borrowings under our debt facilities will increase following drawdowns in connection with the completion of our acquisition of the 27 vessels in our Newbuilding Program that we have contracted to purchase. In addition, we may enter into new debt arrangements or issue additional debt securities in the future. So long as our net borrowings do not equal or exceed 70% of our total assets, the indenture under which the Notes will be issued will permit us to incur additional indebtedness without limitation. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we may need to use a substantial portion of our cash from operations to make charter hire payments or principal and interest payments relating to our debt obligations, reducing the funds that would otherwise be available for operations and future business opportunities;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and charter hire obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and charter hire obligations, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our subsidiaries conduct the substantial majority of our operations and own our operating assets, and your right to receive payments on our Notes is structurally subordinated to the rights of the lenders of our subsidiaries.

Our subsidiaries conduct the substantial majority of our operations and own our operating assets. As a result, our ability to make required payments on our Notes depends in part on the operations of our subsidiaries and our subsidiaries’ ability to distribute funds to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under our Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due on our Notes or to make funds available for that purpose. Our Notes will not be guaranteed by any of our subsidiaries or any other person.

The rights of holders of our Notes will be structurally subordinated to the rights of our subsidiaries’ lenders. A default by a subsidiary under its debt obligations would result in a block on distributions from the affected subsidiary to us. Our Notes will be effectively junior to all existing and future liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As of June 30, 2014, we had $891.3 million of outstanding indebtedness (of which $477.5 million was secured and $413.8 million was unsecured) and as of October 27, 2014, we had $1.3 billion of outstanding indebtedness (of which $918.2 million was secured and $413.8 million was unsecured).

Our Notes will be unsecured obligations and will be effectively subordinated to our secured debt.

Our Notes are unsecured and therefore will be effectively subordinated to any secured debt we maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on our Notes. As of June 30, 2014, we had $891.3 million of outstanding indebtedness (of which $477.5 million was secured and $413.8 million was unsecured) and as of October 27, 2014, we had $1.3 billion of outstanding indebtedness (of which $918.2 million was secured and $413.8 million was unsecured). Please read “Description of Other Indebtedness.” We will continue to have the ability to incur additional secured debt, subject to limitations in our credit facilities and the indenture relating to our Notes.

We may not have the ability to raise the funds necessary to purchase our Notes as required upon a change of control, and our existing and future debt may contain limitations on our ability to purchase our Notes.

Following a change of control as described under “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes,” holders of Notes will have the right to require us to purchase their Notes for cash. A change of control may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our then existing indebtedness. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the change of control purchase price in cash with respect to any Notes surrendered by holders for purchase upon a change of control. In addition, restrictions in our then existing credit facilities or other indebtedness, if any, may not allow us to purchase the Notes upon a change of control. Our failure to purchase the Notes upon a change of control when required would result in an event of default with respect to the Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the Notes.

Some significant restructuring transactions may not constitute a change of control, in which case we would not be obligated to offer to purchase the Notes.

Upon the occurrence of a change of control, you have the right to require us to purchase your Notes. However, the change of control provisions will not afford protection to holders of Notes in the event of certain transactions that could adversely affect the Notes. For example, transactions such as leveraged recapitalizations, refinancings or certain restructurings would not constitute a change of control requiring us to repurchase the Notes. In the event of any such transaction, holders of the Notes would not have the right to require us to purchase their Notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting holders of the Notes.

Our Notes do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your Notes.

Our Notes are a new issuance of securities with no established trading market. We have applied to list our Notes on the NYSE, but there can be no assurance that the NYSE will accept our Notes for listing. Even if our Notes are approved for listing by the NYSE, an active trading market on the NYSE for our Notes may not develop or, even if it develops, may not last, in which case the trading price of our Notes could be adversely affected and your ability to transfer your Notes will be limited. If an active trading market does develop on the NYSE, our Notes may trade at prices lower than the offering price. The trading price of our Notes will depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

We have been advised by the underwriters that they intend to make a market in our Notes pending any listing of the Notes on the NYSE, but they are not obligated to do so and may discontinue market-making at any time without notice.

Our Notes have not been rated, and ratings of any of our other securities may affect the trading price of our Notes.

We have not sought to obtain a rating for our Notes, and our Notes may never be rated. It is possible, however, that one or more credit rating agencies might independently determine to assign a rating to our Notes or that we may elect to obtain a rating of our Notes in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to our Notes in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, or if ratings for such other securities would imply a lower relative value for our Notes, could adversely affect the market for, or the market value of, our Notes. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including our Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of our Notes may not reflect all risks related to us and our business, or the structure or market value of our Notes.

Our management will have broad discretion over the use of the proceeds to us from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They may not apply the net proceeds of this offering in ways that increase the value of your investment. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. We currently expect to use the net proceeds from this offering for general corporate purposes and working capital, which may include the acquisition of additional new or secondhand vessels. We can provide no assurance that we will be able to identify additional vessels to acquire or that we will be able to complete the acquisition of vessels that we are able to identify.

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness under such facilities. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

Our credit facilities contain restrictive covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our credit facilities impose operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto to, among other things:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Therefore, we will need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of The Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Risks Related to our Industry

If the tanker industry, which historically has been cyclical, continues to be depressed in the future, our earnings and available cash flow may be adversely affected.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities and strikes;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service;

•	environmental concerns and regulations; and

•	port or canal congestion.

We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

As of October 27, 2014, all of our vessels except four are employed in either the spot market or in spot market-oriented tanker pools, such as the Scorpio LR2 Pool, the Scorpio Panamax Tanker Pool, the Scorpio MR Pool, or the Scorpio Handymax Tanker Pool, which we refer to collectively as the Scorpio Group Pools and which are managed members of the Scorpio Group, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with existing charters, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected.

An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of January 31, 2014, the newbuilding orderbook, which extends to 2016 and beyond, equaled approximately 12.5% of the existing world tanker fleet and the orderbook may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2013 and the first half of 2014 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions and declining markets. There has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased to provide, funding to borrowers. Due to these factors, additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to expand our fleet or meet our obligations as they become due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Changes in fuel, or bunkers, prices may adversely affect profits.

Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability.

Tanker rates also fluctuate based on seasonal variations in demand.

Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, European Union Regulation, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Convention on Load Lines of 1966, as from time to time amended, the International Convention of Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Ship and Port Facility Security Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under

OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States (unless the spill results solely from, under certain limited circumstances, the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities.

A decrease in vessel values or a failure to meet these financial ratios required by our credit facilities could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. For the year ended December 31, 2013, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we did record a $21.2 million write-down resulting from the designation of four vessels, Senatore, Noemi, Venice and STI Spirit, as held for sale. For the year ended December 31, 2012, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we did record a $10.4 million total loss from disposal on the sales of the STI Conqueror, STI Gladiator, STI Matador, STI Diamond and STI Coral.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the

Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg, a very large crude carrier not related to us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, results of operations, cash flows, financial condition and available cash.

If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments that could adversely affect our reputation and the market for our common stock.

Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan, and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers’ instructions. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions of companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in US dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. has since extended the JPOA until November 24, 2014. Despite the entry into, and the extension of, the JPOA, the sanctions relief provided under JPOA is limited, temporary and reversible, and Iran remains subject to strict and extensive sanctions for which no relief is provided under JPOA.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We, indirectly through SSM, employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Risks Related to Our Business

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

We have entered into shipbuilding contracts with HMD, SPP, HSHI and DSME for the construction of 27 newbuilding vessels, of which 13 are expected to be delivered to us during the remainder of 2014 and 14 are scheduled to be delivered in the first and second quarters of 2015. As of October 27, 2014, we have made total yard payments in the amount of $329.2 million in cash, issued $39.5 million in common stock and we have remaining yard installments in the amount of $682.8 million before we take possession of all of these vessels.

The delivery of such vessels or vessels that we may acquire in the future could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of such vessels. In addition, the yards or a seller could fail to deliver vessels to us as agreed, or we could cancel a purchase contract because such yard or seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

In addition, in the event HMD, SPP, HSHI and DSME do not perform under their contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or

Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis.

We may have difficulty managing our planned growth properly.

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base; and

•	improve our operating, financial and accounting systems and controls.

Our current operating and financial systems may not be adequate as we implement our plan to take delivery of our remaining 27 newbuilding vessels between the date of this prospectus supplement and the second quarter of 2015 and to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we take delivery of our newbuilding vessels and if we further expand our fleet, we will need to recruit suitable additional seafarers and shore side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we take delivery of our new vessels or expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for the repayment of debt may be reduced.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

An increase in operating costs would decrease earnings and available cash.

Under time charter-out agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. The same applies to time-charter-in agreements. With the exception of certain vessels on short-term time charter-out agreements, we currently have four vessels on long-term time charter-out agreements (one year or greater) and 24 vessels on time-charter-in agreements. When our owned vessels are employed under one of the Scorpio Group Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of October 27, 2014, we have 31 of our owned vessels and 24 of our time-chartered-in vessels employed through the Scorpio Group Pools. When our vessels operate in the spot market, we are responsible for both voyage expenses and vessel operating costs. As of October 27, 2014, 13 of the vessels in our Operating Fleet operate in the spot market and four vessels are on time charter. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2013, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we did record a $21.2 million write-down resulting from the designation of four vessels, Senatore, Noemi, Venice and STI Spirit as held for sale. For the year ended December 31, 2012, we evaluated the recoverable amount of our vessels, which did not result in an impairment loss, however we did record a $10.4 million loss from disposal on the sales of the STI Conqueror, STI Gladiator, STI Matador, STI Diamond and STI Coral. We cannot assure you that there will be not be further impairments in future years. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels have generally experienced high volatility. The fair market value of our vessels may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain provisions of our credit facilities and we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain credit facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of its vessels fall below certain levels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive, in an industry that is capital intensive and highly fragmented. The recent global financial crisis may reduce the demand for transportation of oil and oil products which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2026 to 2039, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.

Our ability to obtain additional financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury.

We and our subsidiaries intend to take the position that we qualify for this statutory tax exemption for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our common shares, or “5% Shareholders,” owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year, and there do not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders. For a further discussion of this tax please refer to “Tax Considerations—United States Federal Income Tax Considerations—United Stated Federal Income Taxation of Operating Income: In General” in the base prospectus.

We will be required to make additional capital expenditures to maintain all of our vessels, which will be dependent on additional financing.

We will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $500,000 and $1,000,000, depending on the size and condition of the vessel and the location of drydocking.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors because we are a foreign corporation.

We are a corporation formed in the Republic of The Marshall Islands, and some of our directors and officers and certain of the experts named in this offering are located outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of The Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

The failure of our charterers to meet their obligations under our charter agreements, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.

As of October 27, 2014, we employ four vessels under long-term time charter agreements and we may enter into such agreements in the future. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to repay debt, if any, in the future, and compliance with covenants in our credit facilities.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally.

Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.

We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Risks Related to Our Relationship with Scorpio Group and its Affiliates

We are dependent on our managers and their ability to hire and retain key personnel, and there may be conflicts of interest between us and our managers that may not be resolved in our favor.

Our success depends to a significant extent upon the abilities and efforts of our technical manager, SSM, our commercial manager, SCM, and our management team. Our success will depend upon our and our managers’ ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.

Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

Our technical and commercial managers are affiliates of Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member. In addition to our Chief Executive Officer, our President and our Chief Operating Officer each serve as members of the management team of Scorpio Bulkers, Inc. and in similar management positions in the Scorpio Group. These relationships may create conflicts of interest in matters involving or affecting us and our customers, including in the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other members of the Scorpio Group. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or other owner’s interests over our interests. These conflicts may have unfavorable results for us.

Our founder, Chairman and Chief Executive Officer has affiliations with our commercial and technical managers which may create conflicts of interest.

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of October 27, 2014, our commercial and technical managers provide commercial and technical management services to approximately 39 and 8 vessels respectively, other than the vessels in our fleet, that are owned or operated by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.

Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.

Mr. Lauro, our Chief Executive Officer, Mr. Bugbee, our President, and Mr. Mackey, our Chief Operating Officer, participate in business activities not associated with us, including serving as members of the management team of Scorpio Bulkers, Inc. Additionally, Messrs. Lauro, Bugbee and Mackey serve in similar positions in the Scorpio Group. As a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated, including other Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.

SCM is our commercial manager and SSM is our technical manager. SCM’s and SSM’s ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager’s or technical manager’s financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter in the future, various contracts, including, charter agreements and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. As of October 27, 2014, we were still party to the performance guarantees under the construction contracts for the seven Very Large Crude Carriers that we sold in the first quarter of 2014. We are working with the buyer and the shipyards to novate the contracts to the buyers. Should the counterparty to this transaction fail to fulfill the obligations set forth under each construction contract, then the shipyards may have legal recourse to seek payment from us to fulfill these obligations. In addition, should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

USE OF PROCEEDS

We intend to use the net proceeds of the sale of our Notes, which are expected to total approximately $43.4 million after deducting underwriting discounts and commissions and estimated offering expenses (or approximately $49.9 million if the underwriters exercise their option to purchase additional Notes in full), for general corporate purposes and working capital, which may include the acquisition of additional new or secondhand vessels. We can provide no assurance that we will be able to identify additional vessels to acquire or that we will be able to complete the acquisition of vessels that we are able to identify.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2014 and each of the years ended December 31, 2013, 2012, 2011, 2010 and 2009.

	Six months ended		Years ended December 31,
In thousands of U.S. dollars	June 30, 2014		2013		2012	2011	2010		2009
Earnings:
Add:
Income / (loss) before income or loss from associate and income taxes	$52,191		$16,646		$(26,537)	$(82,727)	($2,822)		$3,418
Fixed charges (calculated below)	9,386		11,614		12,263	7,492	3,244		730
Amortization of capitalized interest	106		165		39	—	—		—
Less:					—	—	—		—
Interest capitalized	(6,953)		(6,379)		(3,220)	(573)	—		—

Earnings	$54,730		22,046		(17,455)	(75,808)	422		4,148

Fixed charges:
Interest expensed and capitalized on bank loans	7,154		7,221		6,494	5,524	2,985		699
Amortization of deferred financing fees	468		332		4,093	986	246		—
Interest component of rent	1,764		4,061		1,676	982	13		31

Fixed charges	$9,386		11,614		12,263	7,492	3,244		730

Ratio of earnings to fixed charges	5.83	x	1.90	x	— (1)	— (1)	—	(1)	5.68	x

(1)	Our earnings were insufficient to cover fixed charges and accordingly, the ratio was less than 1:1. We would have needed to generate additional earnings of $29.7 million, $83.3 million and $2.8 million to achieve coverage of 1:1 in the year ended December 31, 2012, 2011, and 2010, respectively.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2014, on:

•	an actual basis;

•	an as adjusted basis to give effect to the following:

•	payments totaling $83.5 million related to installment payments under our Newbuilding Program, which included $76.9 million for the final installment payments on 4 newbuilding vessels that were delivered to us in October 2014.

•	drawdowns of $76.8 million from our secured credit facilities, including $39.3 million from the K-Sure Credit Facility and $37.5 million from the 2013 Credit Facility.

•	the repurchase of 3,482,449 common shares at an average price of $7.86 per share in October 2014 as part of our stock buyback program with the shares held in Treasury.

•	an as further adjusted basis to give effect to this offering.

There have been no other significant adjustments to our capitalization since September 30, 2014, as so adjusted. You should read the information below in connection with the section of this prospectus supplement entitled “Use of Proceeds,” the consolidated financial statements and related notes included herein.

	As of September 30, 2014
In thousands of U.S. dollars	Actual	As adjusted	As further adjusted
Cash	$140,541	$106,353 (3)	$149,753

Current debt:
Current debt (1)	104,418	107,573	107,573

Non-current debt:
Long term debt (1)	1,005,740	1,079,365	1,079,365
Bonds payable (2)	52,004	52,004	95,404

Total debt	$1,162,162	$1,238,942	$1,282,342

Shareholders’ equity:
Share capital	$2,023	$2,023	$2,023
Additional paid-in capital	1,563,056	1,563,056	1,563,056
Treasury shares	(316,519)	(344,004)	(344,004)
Hedging reserve	(116)	(116)	(116)
Accumulated deficit	(28,474)	(28,474)	(28,474)

Total shareholders’ equity	$1,219,970	$1,192,485	$1,192,485

Total capitalization	$2,382,132	$2,431,427	$2,474,827

(1)	Current and non-current debt at September 30, 2014 includes bank loans and our Convertible Senior Notes due 2019 and are shown net of $32.6 million of deferred financing fees that are amortized over the term of the loans, including $2.1 million which relates to current debt and $30.6 million which relates to long term debt. Non-current debt reflects the carrying value of the liability component of our Convertible Senior Notes due 2019 of $301.3 million. The value attributed to the conversion feature of the Convertible Senior Notes due 2019 of $61.3 million has been recorded to additional paid-in capital.
(2)	Bonds payable presented at September 30, 2014 relate to our 6.75% Senior Unsecured Notes due 2020 (the “2020 Notes”) and are shown net of $1.7 million of deferred financing fees that are being amortized over the term of the 2020 Notes. Bonds payable, as further adjusted, also includes the Notes, which are shown net of $1.6 million of estimated deferred financing fees that will be amortized over the term of the Notes.
(3)	Cash, as adjusted, does not include the impact of cashflows from operations from October 1, 2014 through October 27, 2014.

THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the oil tanker shipping industry, has been provided by Drewry Shipping Consultants Ltd., or Drewry. The statistical and graphical information contained herein is drawn from Drewry’s database and other sources. According to Drewry: (i) certain information in Drewry’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; and (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Oil Tanker Demand

In broad terms, demand for oil products traded by sea is principally affected by world and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in the regional prices.

Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics) together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with demand for products slowing significantly in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually in 2012 and 2013 with the general improvement in the economic climate.

Product tankers carry refined products, such as fuel oil and vacuum gas oil (often referred to as ‘dirty products’), gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’), and sometimes crude oil. In addition, some product tankers are able to carry bulk liquid chemicals and edible oils and fats. Clean petroleum products are carried by International Maritime Organisation (IMO) and non IMO certified tankers. IMO tankers also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.

World oil consumption has generally experienced sustained growth over the last two decades, although it declined in 2008-2009 due to the steep downturn in the global economy. Data for 2013 however suggests that world oil demand rebounded to reach 91.4 million barrels per day and from 2003 to 2013 it has grown at a compound annual growth rate (CAGR) of approximately 1.4%.

World Oil Consumption: 1990–2013

(Million Barrels Per Day)

Source: Drewry

Regionally, while oil consumption has been static or slightly declining in most of the developed world, consumption is increasing in most of the developing world. In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. In the period 2003 to 2013 Chinese oil consumption grew by a CAGR of 6.1% to reach 10.1 million barrels per day.

Oil consumption on a per capita basis also remains low in countries such as China and India when compared with the United States and Western Europe, but it is nonetheless growing rapidly thereby leading to increases in crude oil and refined product imports, as both countries have insufficient domestic supplies to meet demand.

Oil Product Exports & Imports

A significant development in the product tanker industry in recent years has been the growth of exports from the United States. Historically, the United States was a net importer of products, but this situation has changed with the exploitation of shale reserves in the United States and the growth in domestic oil production. In the period 2003-2013 exports of products from the United States increased by a CAGR of 11.8% and much of this traffic went to South America to satisfy growing local demand.

Oil Product Exports—Major Growth Regions

(Million Bpd)

Source: Drewry

In the United States a combination of moderate oil demand and increased availability of crude oil supplies from tight oil and offshore sources has led to a situation where large scale exports of products are feasible, especially middle distillates from the US Gulf. In light of the projected growth in United States crude oil production, and strong demand growth in South America combined with increasing long-haul flows to Asia, this is a trend which seems likely to continue. Other United States exports have been moving transatlantic into Europe, where local refinery shutdowns have supported import demand.

Oil Product Imports—Major Growth Regions

(’000 Bpd)

Source: Drewry

Product trades are also affected by the location of refinery capacity. During the past five years some oil producing regions in the developing world—most notably the Middle East and Asia—have expanded their own refinery capacity; just as poor financial margins have forced refinery closures in the developed world, especially in Europe and on the United States East Coast. In addition, most of the planned increases in global refinery capacity are scheduled to take place in the Middle East and Asia. Therefore, the recent trends in the location of global refinery capacity look set to continue.

Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have prompted longer haul shipments to cater for product demand. Refinery closures close to consuming regions elsewhere in the world will also help to support product import demand. For example, in Australia, trade from Singapore is expected to become increasingly important to compensate for the conversion of local producing refineries into storage depots. This would be part of a general increase in intra-Asian trade which is already boosting product tanker demand, something which may be further supported by expected closures in Japan (a result of new government standards).

Current Tanker Fleet

As of September 30, 2014 the total oil tanker fleet (crude and products) consisted of 3,164 ships with a combined capacity of 420.2 million dwt.

Oil Tanker Fleet—September 30, 2014

Sector	Deadweight Tons (dwt)	Number of Vessels	% of Fleet	Capacity (million dwt)	% of Fleet
Handy	10-54,999	772	24.4	28.7	6.8
Panamax	55-79,999	393	12.4	28.3	6.7
Aframax	80-119,999	882	27.9	95	22.6
Suezmax	120-199,999	492	15.5	76.2	18.1
VLCC	200-320,000	574	18.1	175.4	41.7
ULCC	320,000+	51	1.6	16.6	4.0

Total		3,164	100.0	420.2	100.0

Source: Drewry

Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. There is no industry accepted standard definition of the world oil product tanker fleet but typically the fleet can be divided into four major categories based on vessel size. The world product tanker fleet as of September 30, 2014 consisted of 1,240 ships with a combined capacity of 72.8 million dwt. The breakdown of the fleet by size together with the orderbook for newbuilding product tankers as of September 30, 2014 is illustrated in the table below.

The World Product Tanker Fleet(1)& Orderbook

Size Category Dwt	Existing Fleet Sep. 30, 2014				Orderbook—Scheduled Deliveries						Orderbook as % of Fleet (By DWT)
			Oct.-Dec. 2014		2015		2016+		Total
	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt
10-24,999	143	2,063	6	118	1	19	0	0	7	137	6.6%
25-54,999	590	25,769	27	1,303	38	1,840	24	1,130	89	4,273	16.6%
55-79,999	298	21,761	4	285	4	284	19	1,402	27	1,971	9.1%
80,000 +	209	23,188	15	1,698	41	4,636	17	1,927	73	8,261	35.6%

Total	1,240	72,781	52	3,404	84	6,779	60	4,459	196	14,642	20.1%

As of September 30, 2014, the world product tanker orderbook for all vessels above 10,000 DWT comprised 196 ships with a combined capacity of 14.6 million dwt, equivalent to 20.1% of the existing fleet. Most of the ships are due for delivery by the end of 2015, although it is worth noting that in recent years the orderbook has been affected by the non-delivery of vessels. Product tankers scheduled for delivery were not delivered for a variety of reasons, including delays, either through mutual agreement or through shipyard problems, and some were due to vessel cancellations. Slippage and non-delivery is likely to remain an issue going forward and will continue to moderate fleet growth.

The Oil Tanker Freight Market

Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. Also, in general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The trend in spot rates since 2000 for the main vessel classes is shown in the table below.

Oil Tanker—Spot (TCE) Rates 2000-2014

(US$/Day)

Year	Caribs USES 40-70,000 dwt	NW Europe NW Europe 70-100,000 dwt	West Africa Caribs/USES 150-160,000 dwt	AG Japan 280-300,000 dwt

2000	28,375	40,375	40,950	52,450
2001	26,300	35,308	31,992	36,891
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	11,000	12,283	8,909	19,933
2012	15,245	9,625	10,517	17,617
2013	14,783	12,000	7,500	16,417
2014 through Sep-14	21,432	32,033	14,244	20,356
Sep-14	14,000	19,000	6,100	13,900

Source: Drewry

Between 2003 and 2007, the differential between demand and supply for tankers remained narrow and product tanker freight rates were generally firm. Following the recent recession, product tanker demand slowed, coinciding with substantial tonnage entering the fleet, driving earnings down. In late 2013 however, there was some evidence that rates had started to move upwards from the recessionary lows, although rates have been quite volatile in 2014.

Oil Tanker Newbuilding Prices

Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013 prices started to recover, but it is worth noting that they are still significantly below the peaks reported at the height of the market in 2008, a fact evident from the data shown in the table below.

Oil Tankers: Newbuilding Prices 2000-2014

(US$ Millions)

Year End	30,000 Dwt	50,000 Dwt	75,000 Dwt	110,000 Dwt	160,000 Dwt	300,000 Dwt

2000		31.5	36.5	41.0	49.5	76.0
2001	0.0	27.0	33.5	38.0	47.0	72.0
2002	0.0	26.5	31.0	36.0	44.0	66.0
2003	28.5	30.5	34.5	40.0	52.0	73.0
2004	34.0	39.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	50.0	65.0	78.0	128.0
2007	46.0	54.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	46.0	57.0	67.0	105.0
2011	31.5	36.0	44.0	52.8	61.7	99.0
2012	30.0	33.0	42.0	48.0	56.5	92.0
2013	31.0	35.0	43.0	51.5	59.0	93.5
Sep-14	33.0	37.0	45.5	54.0	65.0	98.0

Source: Drewry

Secondhand Prices

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors, including the age of the vessel. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel.

The table below illustrates the movements of prices (expressed in US$ million) for second hand oil tankers from 2000 to September 2014. In the last few months of 2013 prices for all modern (five years old) tankers started to rise as a result of the rise in freight rates and more positive market sentiment, but they remain a long way from the last cyclical peak seen in 2007/2008. In 2014, prices for large crude tankers have firmed a little, but for some smaller tankers the price rises of late 2013 have not been maintained.

Oil Tanker Secondhand Prices: 2000-2014

(US$ Million)

Year End	30,000 Dwt 5 Yrs	45,000 Dwt 5 Yrs	70,000 Dwt 5 Yrs	95,000 Dwt 5 Yrs	150,000 Dwt 5 Yrs	300,000 Dwt 5 Yrs

2000	25.5	25.5	28.5	36.5	44.0	70.0
2001	25.0	25.0	25.5	34.5	41.5	63.0
2002	21.5	21.5	21.0	29.5	39.0	55.0
2003	29.5	29.5	24.0	37.0	47.0	70.0
2004	42.0	42.0	38.0	57.0	73.0	112.0
2005	45.5	45.5	39.0	58.0	75.0	110.0
2006	47.5	47.5	48.0	63.0	77.0	115.0
2007	52.0	52.0	59.0	68.5	91.5	130.0
2008	42.0	42.0	46.0	55.0	77.0	110.0
2009	24.0	24.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	35.0	42.0	58.0	85.5
2011	22.5	27.0	32.0	33.5	45.5	58.0
2012	20.0	24.0	25.0	27.5	40.0	57.0
2013	21.0	29.0	31.0	32.0	42.0	60.0
Sep-14	19.5	26.0	32.5	42.0	49.0	73.0

Source: Drewry

BUSINESS

We are engaged in seaborne transportation of refined petroleum products and crude oil in the international shipping markets. As of October 27, 2014, we operate a fleet consisting of 48 wholly-owned tankers (four LR2 tankers, two LR1 tankers, 10 Handymax tankers, 31 MR tankers, and one post-Panamax tanker) with a weighted average age of approximately 1.5 years, and 24 time chartered-in tankers (eight LR2, five LR1, four MR and seven Handymax tankers), which we refer to collectively as our Operating Fleet. In addition, as of the same date, we have contracts for the construction of 27 newbuilding product tankers (14 MR tankers, 5 Handymax ice class 1-A tankers and eight LR2 tankers), which we refer to as our Newbuilding Program. Of the vessels in our Newbuilding Program, 13 are expected to be delivered to us in 2014 and the remaining 14 are expected to be delivered to us in the first and second quarters of 2015. We also own approximately 16.3% of the outstanding shares of Dorian LPG Ltd., or Dorian, an international liquefied petroleum gas, or LPG, shipping company, which has an operating fleet of six LPG carriers (five of which are very large gas carriers, or VLGCs) and contracts for the construction of 17 fuel-efficient VLGC newbuildings from reputable shipyards.

The following table sets forth certain information regarding our fleet as of October 27, 2014:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP(1)	Handymax
2	STI Brixton	2014	38,000	1A	SHTP(1)	Handymax
3	STI Comandante	2014	38,000	1A	SHTP(1)	Handymax
4	STI Pimlico	2014	38,000	1A	Spot	Handymax
5	STI Hackney	2014	38,000	1A	SHTP(1)	Handymax
6	STI Acton	2014	38,000	1A	Spot	Handymax
7	STI Fulham	2014	38,000	1A	Spot	Handymax
8	STI Camden	2014	38,000	1A	Spot	Handymax
9	STI Battersea	2014	38,000	1A	Spot	Handymax
10	STI Wembley	2014	38,000	1A	Spot	Handymax
11	STI Amber	2012	52,000	—	SMRP(4)	MR
12	STI Topaz	2012	52,000	—	SMRP(4)	MR
13	STI Ruby	2012	52,000	—	SMRP(4)	MR
14	STI Garnet	2012	52,000	—	SMRP(4)	MR
15	STI Onyx	2012	52,000	—	SMRP(4)	MR
16	STI Sapphire	2013	52,000	—	SMRP(4)	MR
17	STI Emerald	2013	52,000	—	SMRP(4)	MR
18	STI Beryl	2013	52,000	—	SMRP(4)	MR
19	STI Le Rocher	2013	52,000	—	SMRP(4)	MR
20	STI Larvotto	2013	52,000	—	SMRP(4)	MR
21	STI Fontvieille	2013	52,000	—	SMRP(4)	MR
22	STI Ville	2013	52,000	—	SMRP(4)	MR
23	STI Duchessa	2014	52,000	—	SMRP(4)	MR
24	STI Opera	2014	52,000	—	SMRP(4)	MR
25	STI Texas City	2014	52,000	—	Time Charter(5)	MR
26	STI Meraux	2014	52,000	—	Time Charter(6)	MR
27	STI Chelsea	2014	52,000	—	SMRP(4)	MR
28	STI Lexington	2014	52,000	—	SMRP(4)	MR
29	STI San Antonio	2014	52,000	—	Time Charter(6)	MR
30	STI Venere	2014	52,000	—	SMRP(4)	MR
31	STI Virtus	2014	52,000	—	Spot	MR
32	STI Powai	2014	52,000	—	SMRP(4)	MR
33	STI Aqua	2014	52,000	—	Spot	MR
34	STI Dama	2014	52,000	—	SMRP(4)	MR

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
35	STI Olivia	2014	52,000	—	SMRP(4)	MR
36	STI Mythos	2014	52,000	—	Spot	MR
37	STI Benicia	2014	52,000	—	Time Charter(6)	MR
38	STI Regina	2014	52,000	—	Spot	MR
39	STI St. Charles	2014	52,000	—	Spot	MR
40	STI Mayfair	2014	52,000	—	Spot	MR
41	STI Yorkville	2014	52,000	—	Spot	MR
42	STI Harmony	2007	73,919	1A	SPTP(2)	LR1
43	STI Heritage	2008	73,919	1A	SPTP(2)	LR1
44	Venice	2001	81,408	1C	SPTP(2)	Post-Panamax
45	STI Elysees	2014	109,999	—	SLR2P(3)	LR2
46	STI Madison	2014	109,999	—	SLR2P(3)	LR2
47	STI Park	2014	109,999	—	SLR2P(3)	LR2
48	STI Orchard	2014	109,999	—	SLR2P(3)	LR2

	Total owned DWT		2,660,387

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (7)
	Time chartered-in vessels
49	Kraslava	2007	37,258	1B	SHTP(1)	Handymax	$13,650	18-May-15
50	Krisjanis Valdemars	2007	37,266	1B	SHTP(1)	Handymax	$13,650	14-Apr-15(8)
51	Jinan	2003	37,285	—	SHTP(1)	Handymax	$12,600	28-Apr-15
52	Iver Prosperity	2007	37,412	—	SHTP(1)	Handymax	$12,500	03-Mar-16(9)
53	Histria Azure	2007	40,394	—	SHTP(1)	Handymax	$13,550	04-Apr-15
54	Histria Coral	2006	40,426	—	SHTP(1)	Handymax	$13,550	17-Jul-15
55	Histria Perla	2005	40,471	—	SHTP(1)	Handymax	$13,550	15-Jul-15
56	Targale	2007	49,999	—	SMRP(4)	MR	$14,850	17-May-15(10)
57	Nave Orion	2013	49,999	—	SMRP(4)	MR	$14,300	25-Mar-15(11)
58	Gan-Trust	2013	51,561	—	SMRP(4)	MR	$16,250	06-Jan-16(12)
59	Usma	2007	52,684	1B	SMRP(4)	MR	$14,500	03-Jan-15
60	SN Federica	2003	72,344	—	SPTP(2)	LR1	$11,250	15-May-15(13)
61	SN Azzura	2003	72,344	—	SPTP(2)	LR1	$13,600	25-Dec-14
62	King Douglas	2008	73,666	—	SPTP(2)	LR1	$14,000	08-Nov-15(14)
63	Hellespont Progress	2006	73,728	—	SPTP(2)	LR1	$15,000	18-Mar-15(15)
64	FPMC P Eagle	2009	73,800	—	SPTP(2)	LR1	$14,525	09-Sep-15
65	FPMC P Hero	2011	99,995	—	SLR2P(3)	LR2	$15,250	02-May-15(16)
66	FPMC P Ideal	2012	99,993	—	SLR2P(3)	LR2	$15,500	09-Jan-15
67	Swarna Jayanti	2010	104,895	—	SLR2P(3)	LR2	$15,000	11-Mar-15(17)
68	TBN Densa Crocodile	2015	105,408	—	SLR2P(3)	LR2	$21,050	30-Jan-16(18)
69	Densa Alligator	2013	105,708	—	SLR2P(3)	LR2	$17,550	17-Sep-15(19)
70	Khawr Aladid	2006	106,003	—	SLR2P(3)	LR2	$15,400	11-Jul-15
71	Fair Seas	2008	115,406	—	SLR2P(3)	LR2	$17,500	10-Mar-15
72	Southport	2008	115,462	—	SLR2P(3)	LR2	$15,700	10-Dec-14

	Total time chartered-in DWT		1,693,507

Newbuildings currently under construction

	Vessel Name	Yard	DWT	Ice class	Vessel type
	Product tankers
73	Hull 2477—TBN STI Finchley	HMD(20)	38,000	1A	Handymax
74	Hull 2478—TBN STI Clapham	HMD(20)	38,000	1A	Handymax
75	Hull 2479—TBN STI Poplar	HMD(20)	38,000	1A	Handymax
76	Hull 2499—TBN STI Hammersmith	HMD(20)	38,000	1A	Handymax
77	Hull 2500—TBN STI Rotherhithe	HMD(20)	38,000	1A	Handymax
78	Hull 2445—TBN STI Milwaukee	HMD(20)	52,000	—	MR
79	Hull 2461—TBN STI Battery	HMD(20)	52,000	—	MR
80	Hull 2474—TBN STI Pontiac	HMD(20)	52,000	—	MR
81	Hull 2490—TBN STI Osceola	HMD(20)	52,000	—	MR
82	Hull 2492—TBN STI Notting Hill	HMD(20)	52,000	—	MR
83	Hull 2493—TBN STI Westminster	HMD(20)	52,000	—	MR
84	Hull 2475—TBN STI Seneca	HMD(20)	52,000	—	MR
85	Hull S1143—TBN STI Tribeca	SPP(21)	52,000	—	MR
86	Hull S1144—TBN STI Soho	SPP(21)	52,000	—	MR
87	Hull S1169—TBN STI Manhattan	SPP(21)	52,000	—	MR
88	Hull S1170—TBN STI Queens	SPP(21)	52,000	—	MR
89	Hull S1145—TBN STI Gramercy	SPP(21)	52,000	—	MR
90	Hull S1167—TBN STI Bronx	SPP(21)	52,000	—	MR
91	Hull S1168—TBN STI Brooklyn	SPP(21)	52,000	—	MR
92	Hull S706—TBN STI Sloane	HSHI(22)	109,999	—	LR2
93	Hull S709—TBN STI Condotti	HSHI(22)	109,999	—	LR2
94	Hull S710—TBN STI Veneto	HSHI(22)	109,999	—	LR2
95	Hull S715—TBN STI Oxford	HSHI(22)	109,999	—	LR2
96	Hull S716—TBN STI Connaught	HSHI(22)	109,999	—	LR2
97	Hull 5395—TBN STI Broadway	DSME(23)	109,999	—	LR2
98	Hull 5398—TBN STI Winnie	DSME(23)	109,999	—	LR2
99	Hull 5399—TBN STI Lauren	DSME(23)	109,999	—	LR2

	Total newbuilding product tankers DWT		1,797,992

	Total Fleet DWT		6,151,886

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management, or SCM. SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool, or SPTP. SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	This vessel is on a time charter agreement for two years, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(6)	This vessel is on a time charter agreement for one year, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.

(9)	In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective March 3, 2015.
(10)	We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(11)	We have an option to extend the charter for an additional year at $15,700 per day.
(12)	The daily base rate for the first year was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(13)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel’s owner whereby we split all of the vessel’s profits above the daily base rate.
(14)	In September 2014, we declared an option to extend the charter for an additional year at $15,000 per day effective November 8, 2014.
(15)	We have options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.
(16)	In September 2014, we declared an option to extend the charter for an additional six months at $15,500 per day effective November 2, 2014.
(17)	We have an option to extend the charter for an additional six months at $16,250 per day.
(18)	This vessel is currently under construction and is scheduled to be delivered in January 2015. We have an option to extend the charter for an additional year at $22,600 per day.
(19)	In July 2014, we declared an option to extend the charter for an additional twelve months. Under the option the rate increased from $16,500 per day to $17,550 per day on September 17, 2014.
(20)	These newbuilding vessels are being constructed at Hyundai Mipo Dockyard Co. Ltd. of South Korea, or HMD. Six vessels are expected to be delivered in 2014 and six vessels in the first and second quarters of 2015.
(21)	These newbuilding vessels are being constructed at SPP Shipbuilding Co., Ltd. of South Korea, or SPP. Three vessels are expected to be delivered in 2014 and four vessels in the first and second quarters of 2015.
(22)	These newbuilding vessels are being constructed at Hyundai Samho Heavy Industries Co., Ltd. or HSHI. Three vessels are expected to be delivered in 2014 and two vessels in the first quarter of 2015.
(23)	These newbuilding vessels are being constructed at Daewoo Shipbuilding and Marine Engineering, or DSME. One vessel is expected to be delivered in the fourth quarter of 2014 and two vessels in the second quarter of 2015.

RECENT DEVELOPMENTS

Newbuilding vessel acquisition

In August 2014, we reached an agreement with an unrelated third party to purchase an MR product tanker that was then under construction at SPP. The purchase price of the vessel is $37.1 million and we took delivery of the vessel in September 2014.

Newbuilding vessel deliveries

The following table sets forth our vessel deliveries under our Newbuilding Program from June 30, 2014 through and including October 27, 2014.

	Name	Month delivered	Type
1	STI Powai	July 2014	MR
2	STI Aqua	July 2014	MR
3	STI Pimlico	July 2014	Handymax
4	STI Elysees	July 2014	LR2
5	STI Dama	August 2014	MR
6	STI Olivia	August 2014	MR
7	STI Mythos	August 2014	MR
8	STI Hackney	August 2014	Handymax
9	STI Acton	September 2014	Handymax
10	STI Fulham	September 2014	Handymax
11	STI Camden	September 2014	Handymax
12	STI Benicia (1)	September 2014	MR
13	STI Regina	September 2014	MR
14	STI St. Charles	September 2014	MR
15	STI Madison	September 2014	LR2
16	STI Park	September 2014	LR2
17	STI Orchard	September 2014	LR2
18	STI Mayfair	October 2014	MR
19	STI Yorkville	October 2014	MR
20	STI Battersea	October 2014	Handymax
21	STI Wembley	October 2014	Handymax

(1)	After delivery, this vessel began a one year time charter at a rate level consistent with current one year time charter contracts which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate are split between the charterer and us.

Dividend Payment

On July 28, 2014, our board of directors declared a quarterly cash dividend of $0.10 per share, which was paid on September 10, 2014 to all shareholders of record as of August 22, 2014.

Stock Buyback Program

In July 2014, our board of directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of our common stock. This program replaced our stock buyback program that was approved in June 2014.

During 2014 (through and including October 27, 2014), we acquired 36,729,136 common shares that are being held as treasury shares, which includes (i) 19,101,536 common shares that were purchased in the open market at an average price of $9.06 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian owned by us and (iii) 10,127,600 common shares that were acquired in conjunction with our offering of $360 million of Convertible Senior Notes. As of October 27, 2014, the remaing amount under our stock buyback program is $82.5 million.

We expect to repurchase shares under the buy-back program in the open market, at times and prices that we consider to be appropriate, but are not obligated under the terms of the program to repurchase any shares.

Time Chartered-in Vessels

In July 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for one year at $17,550 per day beginning in September 2014.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $17,500 per day beginning in September 2014.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $15,500 per day effective November 2014.

In September 2014, we extended the time charter on an Handymax tanker that is currently time chartered-in. The term of the agreement is for an additional year at $13,500 per day beginning in March 2015.

In September 2014, we extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for one year at $15,000 per day beginning in November 2014.

In September 2014, we time chartered-in an LR2 tanker that is currently under construction in South Korea with delivery expected in January 2015. Upon delivery from the shipyard, the vessel will be chartered-in for one year at $21,050 per day. We also have an option to extend the charter for one year at $22,600 per day.

Debt drawdowns

We made the following drawdowns from our credit facilities in July, August, September and October 2014:

	Credit facility	Drawdown amount (in $ millions)	Drawdown date	Collateral
1	2013 Credit Facility	$19.8	July 2014	STI Aqua
2	2013 Credit Facility	19.8	August 2014	STI Dama
3	2013 Credit Facility	19.5	August 2014	STI Mythos
4	2013 Credit Facility	19.5	August 2014	STI Benicia
5	2013 Credit Facility	19.8	September 2014	STI Regina
6	2013 Credit Facility	19.5	September 2014	STI St. Charles
7	2013 Credit Facility	19.5	October 2014	STI Yorkville
8	2013 Credit Facility	18.0	October 2014	STI Wembley
9	KEXIM Credit Facility	18.8	July 2014	STI Pimlico
10	KEXIM Credit Facility	30.3	July 2014	STI Elysees
11	KEXIM Credit Facility	30.3	August 2014	STI Madison
12	KEXIM Credit Facility	18.8	September 2014	STI Hackney
13	KEXIM Credit Facility	19.0	September 2014	STI Acton
14	KEXIM Credit Facility	18.8	September 2014	STI Fulham
15	KEXIM Credit Facility	30.3	September 2014	STI Park
16	KEXIM Credit Facility	29.7	September 2014	STI Orchard
17	KEXIM Credit Facility	18.8	September 2014	STI Camden
18	K-Sure Credit Facility	19.8	July 2014	STI Powai
19	K-Sure Credit Facility	19.8	August 2014	STI Olivia
20	K-Sure Credit Facility	20.4	October 2014	STI Mayfair
21	K-Sure Credit Facility	18.9	October 2014	STI Battersea

KEXIM Guaranteed Notes due 2019

On July 18, 2014, Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”), completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the “KEXIM Notes”) in a private offering to qualified institutional buyers in accordance with Rule 144A of the Securities Act and in offshore transactions complying with Regulation S of the Securities Act. The KEXIM Notes were issued in connection with our KEXIM Credit Facility and will reduce KEXIM’s funding obligations and our borrowing costs under such facility by 1.55% per year. Seven and Seven Ltd. was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by The Export-Import Bank of Korea (“KEXIM”), a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.

The proceeds from the initial sale of the KEXIM Notes were deposited into a deposit account and were periodically distributed, subject to the satisfaction or waiver of applicable conditions, to the facility agent under our KEXIM Credit Facility to finance advances to the borrowers thereunder to fund a portion of the purchase price of 18 new vessels, 10 of which are Handymax tankers and eight of which are LR2 tankers. Seven ice class Handymax tankers, STI Comandante, STI Brixton, STI Pimlico, STI Hackney, STI Acton, STI Fulham and STI Camden and four LR2 tankers, STI Elysees, STI Madison, STI Park and STI Orchard were delivered between May and September 2014. The remaining seven vessels are expected to be delivered to the respective borrowers between November 2014 and December 2014.

The KEXIM Notes are currently listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.

2013 Equity Incentive Plan

In September 2014, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance by 1,088,131 common shares. All other terms of the plan remained unchanged.

Chartering strategy

Generally, we operate our vessels in commercial pools, on time charters or in the spot market.

Commercial Pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. As of October 27, 2014, 55 of the vessels in our Operating Fleet operate in one of the Scorpio Group Pools. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

Time Charters

Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases. As of October 27, 2014, four of the vessels in our Operating Fleet are operating under long-term time charters (one year or greater).

Spot Market

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates. As of October 27, 2014, 13 of the vessels in our Operating Fleet were operating directly in the spot market.

Management of our fleet

Commercial and Technical Management

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement, which may be terminated upon two years notice. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are operating in one of the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessel owners in these pools, including third party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each Panamax, LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.

SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We currently pay SSM $685 per vessel per day to provide technical management services for each of our vessels which is the same fee that SSM charges to third parties.

Administrative Services Agreement

We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party of ours. Liberty, a company affiliated with us, acted as our Administrator until March 13, 2012 when the Administrative Services Agreement was novated to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. Our Administrator also arranges vessel sales and purchases for us. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.

We pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. During the six months ended June 30, 2014, we paid SSH an aggregate fee of $15.7 million, which consisted of $1.7 million related to the delivery of five vessels under our Newbuilding Program and $14.0 million related to the sale of our VLCCs. For the year ended December 31, 2013, we paid our Administrator $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven newbuilding vessels in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian in November 2013. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Further, pursuant to our administrative services agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our administrative services agreement, whose effective commencement began in December 2009, and can be terminated upon two years notice.

Our Relationship with Scorpio Group and its Affiliates

We believe that one of our principal strengths is our relationship with the Scorpio Group of companies (described below). Our vessel operations are managed under the supervision of our board of directors, by our management team and by members of the Scorpio Group of companies. Our relationship with the Scorpio Group of companies provides access to Scorpio Group’s customer and supplier relationships and their technical, commercial and managerial expertise, which we believe allows us to compete more effectively and operate our vessels on a cost efficient basis.

The Scorpio Group includes:

•	Scorpio Ship Management S.A.M., or SSM, which provides vessel technical management services for all of our vessels and 8 vessels owned by third parties.

•	Scorpio Commercial Management S.A.M., or SCM, which provides vessel commercial management services for all of our vessels and 40 vessels owned by third parties. SCM manages 84 vessels (including 53 vessels in our fleet) through the spot market-oriented Scorpio Group Pools, which include the Scorpio LR2 Pool, the Scorpio Panamax Tanker Pool, the Scorpio MR Pool and the Scorpio Handymax Tanker Pool and are managed by members of the Scorpio Group.

•	Scorpio Services Holding Limited, or SSH, which provides us and related entities with administrative services and services related to the acquisition of vessels.

We can provide no assurance, however, that we will realize any benefits from our relationship with the Scorpio Group. Emanuele Lauro, our Founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls SCM, our commercial manager, SSM, our technical manager and SSH, which provides us with certain administrative services. These relationships, and other relationships between certain of our executive officers and members of the Scorpio Group, may create certain conflicts of interest between us, on the one hand, and other members of the Scorpio Group, including our commercial and technical manager, on the other hand. For example, our Chief Executive Officer, President and Chief Operating Officer each participate in business activities not associated with us, including serving as members of the management team of Scorpio Bulkers Inc., and are not required to work full-time on our affairs. Our executive officers named above serve in similar positions in the Scorpio Group. This may create conflicts of interest in matters involving or affecting us and our customers, including in the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other members of the Scorpio Group. As a result of these conflicts, it is not certain that these conflicts of interest will be resolved in our favor, and other members of the Scorpio Group, who have limited contractual duties, may favor their own or other owners’ interests over our interests. Please see “Risk Factors—Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.”

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation and that of our commercial manager. We compete primarily with other independent tanker vessel-owners and with major oil companies that own and operate their own vessels. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of tanker vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private shipowners.

Properties

We have no properties other than our vessels.

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

Environmental and Other Regulations

Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation, regulation, or other requirements that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

In 2012, the IMO’s Marine Environmental Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme, or CAS. The amendments, which became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as “Emission Control Areas” (“ECAs”) (see below).

The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1,

2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018. The amended Annex VI will also establish new tiers of stringent nitrogen oxide emission standards for new marine engines developed after the date of installation.

Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships in part to address greenhouse gas emissions. It made the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s personal fault and under the 1992 Protocol where the spill is caused by the shipowner’s personal act or omission by intentional or reckless conduct where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force, but it is close and the International Chamber of Shipping submitted papers to the IMO proposing solutions to the implementation problems in July 2014. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the

Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” “in the case of a vessel, as any person owning, operating or chartering by demise, the vessel.” Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from, under certain limited circumstances, the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is greater than 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from, under certain limited circumstances, the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard’s for each of our vessels that is required to have one.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. The EPA recently proposed revisions to the CWA.

The EPA and U.S. Coast Guard, or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA re-issued the VGP for another five years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC, in July 2011. Currently operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code (“ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”).

To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”), from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by classification societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation’’ which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). In December 2013 the IACS adopted new harmonized Common Structure Rules which will apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015. All our vessels are certified as being “in-class” by American Bureau of Shipping and Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel-owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Marine and War Risks Insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular average and actual or constructive total loss from confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss.

Protection and Indemnity Insurance

Protection and indemnity (P&I) insurance is provided by mutual protection and indemnity associations, commonly referred to as P&I Clubs, and provides unlimited coverage, except for pollution which is capped as discussed below. P&I insurance covers our third party liabilities in connection with our shipping activities. This includes liability and other related expenses resulting from injury, illness or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property including piers and other fixed or floating objects, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

As a member of a P&I Club that is, in turn, a member of the International Group of P&I Clubs we carry protection and indemnity insurance coverage for pollution of $1 billion per vessel per incident. The P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each Club’s liabilities. Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. We are subject to calls payable to the Clubs of which we are members based on its claim records as well as the claim records of all other members of the individual Clubs and members of the pool of P&I Clubs comprising the International Group.

MANAGEMENT

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of office of each director is as follows: three will serve for a term expiring at the 2015 annual meeting of shareholders, three will serve for a term expiring at the 2016 annual meeting of shareholders and two will serve for a term expiring at the 2017 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.

Certain of our officers participate in business activities not associated with us. As a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies with which they may be affiliated, including other Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. While there will be no formal requirements or guidelines for the allocation of their time between our business and the business of members of the Scorpio Group, their performance of their duties will be subject to the ongoing oversight of our board of directors.

Name	Age	Position
Emanuele A. Lauro	35	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	53	President and Class II Director
Brian Lee	47	Chief Financial Officer
Cameron Mackey	45	Chief Operating Officer and Class III Director
Luca Forgione	38	General Counsel
Sergio Gianfranchi	69	Vice President, Vessel Operations
Anoushka Kachelo	34	Secretary
Alexandre Albertini	37	Class III Director
Ademaro Lanzara	71	Class I Director
Donald C. Trauscht	79	Class II Director
Marianne Økland	51	Class III Director
Jose Tarruella	43	Class II Director

Biographical information concerning the directors and executive officers listed above is set forth below.

Emanuele A. Lauro, Chairman, Director and Chief Executive Officer

Emanuele A. Lauro, our founder, has served as Chairman, and Chief Executive Officer since the closing of our initial public offering in April 2010. Mr. Lauro also co-founded and serves as Chairman and Chief Executive Officer of Scorpio Bulkers Inc., which was formed in 2013. He joined Scorpio Group in 2003 and has continued to serve in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of over 100 vessels in 2013. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Tanker Pools in addition to several other ventures such as Scorpio Logistics in 2007, which owns and operates specialized assets engaged in the transshipment of coal and invests in coastal transportation and port infrastructure developments and Scorship Navigation in 2005, which engaged in the identification, placement, and management of certain international shipping investments on behalf of retail investors in Europe. Mr. Lauro has a degree in international business from the European Business School, London.

Robert Bugbee, President and Director

Robert Bugbee, has more than 25 years of experience in the shipping industry and has served as President and as a director since the closing of our initial public offering in April 2010. Mr. Bugbee also co-founded and has served as Director and President of Scorpio Bulkers Inc. since 2013. Mr. Bugbee also serves as a director of Dorian since November 2013. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical in 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.

Brian Lee, Chief Financial Officer

Brian Lee has served as Chief Financial Officer since the closing of our initial public offering in April 2010. He joined Scorpio Group in April 2009 where he continues to serve in a senior management position. He has been employed in the shipping industry since 1998. Prior to joining Scorpio Group, he was the Controller of OMI Corporation from 2001 until the sale of the company in 2007. Mr. Lee has an M.B.A. from the University of Connecticut and has B.S. in Business Administration from the University at Buffalo, State University of New York.

Cameron Mackey, Chief Operating Officer, Director

Cameron Mackey, has served as Chief Operating Officer since the closing of our initial public offering in April 2010 and as a director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers Inc. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007-2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004-2007 and in Business Development at OMI Corporation from 2002-2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Luca Forgione, General Counsel

Luca Forgione, has served as General Counsel since the closing of our initial public offering in April 2010 and as secretary until December 2, 2013. Mr. Forgione also serves General Counsel of Scorpio Bulkers Inc. He joined Scorpio Group in August 2009 where he continues to serve as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has ten years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, which is part of Constellation Energy Group Inc. listed on the NYSE under “CEG,” from 2007 to 2009, and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in

International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Master’s Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

Sergio Gianfranchi, Vice President, Vessel Operations

Sergio Gianfranchi, has served as Vice President of Vessel Operations since our initial public offering in April 2010. Mr. Gianfranchi also serves as Vice President of Vessel Operations of Scorpio Bulkers Inc. since September 19, 2013. He served as Operations Manager of our technical manager, SSM, at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group Pools during the last six years, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of approximately 100 vessels grouped in the three Scorpio Group Pools, since 2007. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner’s representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI, which is the largest private Italian shipping company and owned by the Lolli-Ghetti family, and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.

Anoushka Kachelo, Secretary

Anoushka Kachelo has served as our Secretary since December 2, 2013. Mrs. Kachelo joined Scorpio Group in September 2010 as Senior Legal Counsel. She is a Solicitor of the Supreme Court of England & Wales and has worked in the fields of commodity trading, energy and asset finance. Prior to joining the Scorpio Group, Mrs. Kachelo was Legal Counsel for the Commodities Team at JPMorgan (London) and prior to that in private practice for the London office of McDermott Will & Emery and Linklaters. She has a BA in Jurisprudence from the University of Oxford (U.K.).

Alexandre Albertini, Director

Alexandre Albertini has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Albertini has more than 11 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as Managing Director there since 2009, working in fields related to crew and human resources, insurance, legal, financial, technical, commercial, and information technology. He is a director of eight drybulk ship owning companies and serves as President of Ant. Topic srl, a vessel and crewing agent based in Italy. The aggregate valuation of the drybulk shipping companies for which Mr. Albertini serves as a Secretary or director is approximately $300 million. In 2008, Mr. Albertini was elected as a member of the Executive Committee of InterManager. He is a founding member of the Chamber of Shipping of Monaco and has served as its Secretary General since 2006. Mr. Albertini also holds various board positions in several other local business and associations.

Ademaro Lanzara, Director

Ademaro Lanzara has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Lanzara has served as Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008. He has also served as the deputy Chairman and Chairman of the Audit Committee of Cattolica Life Inc. Dublin since 2011, Chairman of BPVI Fondi Sgr SpA, Milano from April 2012 until November 2013 and Chairman of NEM Sgr SpA Vicenza since November 2013. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including Deputy Group CEO, acting as the Chairman of the Credit Committee and Chairman of the Finance Committee. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome, Italy, the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI—Italian Banking Association in Rome, Italy, FITD—Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy and Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.

Donald C. Trauscht, Director

Donald C. Trauscht has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Trauscht has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company’s investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation, Bourns Inc., and Eyes For Learning LLC. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, and NSK-Warner Ltd. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.

Marianne Økland, Director

Marianne Økland has served on our board of directors since April 2013. Ms. Økland is also a Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital. In addition, she is a non-executive director at each of Islandsbanki (Iceland) and IDFC (India). Previously, she was a non-executive director at NLB (Slovenia). Between 1993 and 2008, Ms. Økland held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, including some of the most significant mergers and acquisitions in these sectors. Between 1990 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.

Jose Tarruella, Director

Jose Tarruella has served on our board since May 2013. Mr. Tarruella is also the founder and Chairman of Camino de Esles s.l., a high-end restaurant chain with franchises throughout Madrid, since 2007. Prior to forming Camino de Esles, Mr. Tarruella was a Director in Group Tragaluz, which owns and operates restaurants throughout Spain. Mr. Tarruella also acts as a consultant for the Spanish interests of Rank Group plc (LSE: RNK.L) a leading European gaming-based entertainment business. He has been involved in corporate relations for Esade Business School in Madrid. He earned an International MBA from Esade Business School in Barcelona and an MA from the University of Navarre in Spain.

Compensation of Senior Executive Officers and Directors

We paid an aggregate compensation of $15.7 million, $6.3 million and $6.1 million to our senior executive officers in 2013, 2012, and 2011, respectively, and $14.8 million and $4.1 million during the six months ended June 30, 2014 and 2013, respectively. Executive management remuneration was as follows during these periods:

	For the years ended December 31,			For the six months ended June 30,
In thousands of US dollars	2013	2012	2011	2014	2013
Short-term employee benefits (salaries)	$5,433	$2,896	$2,875	$3,540	$1,686
Share-based compensation (1)	10,274	3,368	3,189	11,250	2,389

Total	$15,707	$6,264	$6,064	$14,790	$4,075

(1)	Represents the amortization of restricted stock issued under our equity incentive plans.

Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $20,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $20,000 to the lead independent director, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During the year ended December 31, 2013 and 2012, we paid an aggregate compensation of $0.8 million and $0.4 million to our directors, respectively. During the six months ended June 30, 2014 and 2013, we paid aggregate compensation to our directors of $0.4 million and $0.4 million, respectively. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan and 2013 Equity Incentive Plan.”

We believe that it is important to align the interests of our directors and management with that of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect to have a meaningful component of our compensation package for our directors and management consisted of equity interests in us in order to provide them on an on-going basis with a meaningful percentage of ownership in us.

We do not have a retirement plan for our officers or directors.

2010 Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the 2010 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We reserved a total of 1,148,916 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan and it is not expected that any additional common shares will be reserved for issuance under our equity incentive plan prior to the third anniversary of the closing of our initial public offering. The plan is administered by our compensation committee. We issued a total of 559,458 restricted shares under the plan to our executive officers in the second quarter of 2010 which vest in three equal installments on the third, fourth and fifth anniversaries, respectively, of the closing date of the initial public offering, which was April 6, 2010. In the second quarter of 2010, we also issued 9,000 restricted shares to our independent directors, which vested on April 6, 2011. We issued a total of 281,000 restricted shares under the plan to our executive officers in the first quarter of 2011 which vest ratably in three equal installments on the first, second and third anniversaries, respectively, of the grant date, which was January 31, 2011. In the first quarter of 2011, we also issued 9,000 restricted shares to our independent directors, which vested on January 31, 2012. In the first quarter of 2012, we issued a total of 281,000 restricted shares under the plan to our executive officers, which vest ratably in three equal installments on the first, second and third anniversaries of the grant date, which was January 31, 2012. In the first quarter of 2012, we also issued 9,000 restricted shares to our independent directors, which vested on January 31, 2013. There are no shares remaining available for issuance under the 2010 Plan.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

2013 Equity Incentive Plan

In April 2013, we adopted an equity incentive plan, which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 5,000,000 common shares for issuance under the plan.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on March 10, 2016, (ii) one-third of the shares vest on March 10, 2017, and (iii) one-third of the shares vest on March 10, 2018. The vesting schedule of the restricted stock to our directors is (i) one-third of the shares vest on March 10, 2014, (ii) one-third of the shares vest on March 10, 2015, and (iii) one-third of the shares vest on March 10, 2016.

In October 2013, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance to 11,376,044. All other terms of the plan remained unchanged.

In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our directors is (i) one-half of the shares vest on October 11, 2014 and (ii) one-half of the shares vest on October 11, 2015.

In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our directors is (i) one-third of the shares vest on February 21, 2015, (ii) one-third of the shares vest on February 21, 2016, and (iii) one-third of the shares vest on February 21, 2017. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

In March 2014, we amended the 2013 Equity Incentive Plan to clarify that the plan administrator has the ability to redeem restricted stock for fair market value (as defined in the plan) at the vesting date at its discretion.

In May 2014, we issued 213,000 shares of restricted stock to SSH employees for no cash consideration. The weighted average share price on the issuance date was $8.89 per share. The vesting schedule is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019.

In September 2014, we amended the 2013 Equity Incentive Plan to increase the number of shares eligible for issuance under the Plan to 1,088,131.

In September 2014, we issued 5,000 shares of restricted stock to an employee of SSH for no cash consideration. The weighted average share price on the issuance date was $9.13 per share. The vesting schedule is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019.

Committees and Corporate Governance Practices

Board Committees

Our board of directors currently consists of eight directors, five of whom have been determined by our board of directors to be independent under the NYSE rules and the rules and regulations of the SEC. Our board of directors has an Audit Committee, a Nominating Committee, a Compensation Committee and an Environmental Committee, each of which is comprised of certain of our independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara, Donald Trauscht, Marianne Økland, and Jose Tarruella. The Audit Committee, among other things, reviews our external financial reporting, engage our external auditors and oversee our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Environmental Committee oversees to minimize the environmental impact by constant monitoring and measuring progresses of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

Corporate Governance Practices

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (i) having a majority of independent directors, (ii) establishing audit, compensation and nominating committees and (iii) adopting a Code of Ethics.

There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. The Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2013 and through the date of this prospectus supplement, our non-management directors met in executive session four times. Additionally, the NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Employees

As of June 30, 2014, we had 11 employees. SSM and SCM were responsible for our commercial and technical management, respectively, and SSH provided us with certain administrative services.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common shares, as of October 27, 2014 held by each person or entity that we know beneficially owns 5% or more of our common stock; each of our executive officers and directors; and all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the Commission’s rules. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name	Number of Shares	Percentage Owned (9)
Wellington Management Company, LLP (1)	14,142,229	8.6%
Galahad Securities Limited (2)	11,170,568	6.8%
York Capital Management Global Advisors, LLC (3)	10,416,752	6.3%
Kensico Capital Management Corporation, Michael Lowenstein and Thomas J. Coleman (4)	10,116,500	6.2%
Emanuele A. Lauro (5)	3,435,101	2.0%
Robert Bugbee (6)	3,342,914	2.0%
Cameron Mackey (7)	2,168,489	1.3%
All other officers and directors individually (8)

(1)	This information is derived from Schedule 13G/A filed with the SEC on February 14, 2014.
(2)	This information is derived from Schedule 13G/A filed with the SEC on February 14, 2014.
(3)	This information is derived from Schedule 13G filed with the SEC on February 14, 2014.
(4)	This information is derived from Schedule 13G/A filed with the SEC on February 14, 2014.
(5)	Includes 2,880,901 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.
(6)	Includes 2,880,901 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.
(7)	Includes 1,929,314 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.
(8)	All other officers and directors individually each own less than 1% of our outstanding shares of common stock.
(9)	Percentages based on 164, 436,411 common shares outstanding as of October 27, 2014.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management of Our Fleet

Commercial and Technical Management

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement (which may be terminated upon a two year notice). SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. For commercial management of our vessels that do not operate in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each Panamax, LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.

SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We currently pay SSM $685 per vessel per day to provide technical management services for each of our vessels which is the same fee that SSM charges to third parties.

Administrative Services Agreement

We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party of ours. Liberty, a company affiliated with us, acted as our Administrator until March 13, 2012 when the Administrative Services Agreement was novated to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. Our Administrator also arranges vessel sales and purchases for us. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.

We pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the year ended December 31, 2013 we paid our Administrator $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven newbuilding vessels in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian in November 2013. During the six months ended June 30, 2014, we paid SSH an aggregate fee of $15.7 million, which consisted of $1.7 million related to the purchase and delivery of five newbuilding vessels and $14.0 million related to the sale of our VLCCs. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Further, pursuant to our administrative services agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our administrative services agreement, whose effective commencement began in December 2009 and can be terminated upon two years notice.

Tanker pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in four pools: the Scorpio LR2 Pool, the Scorpio Panamax Tanker Pool, Scorpio MR Pool and the Scorpio Handymax Tanker Pool.

SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio Panamax Tanker Pool is administered by Scorpio Panamax Tanker Pool Ltd., or SPTP, the Scorpio MR Pool is administered by Scorpio MR Pool Ltd, or SMRP and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd., or SHTP. Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns all issued and outstanding stock of SLR2P, SPTP, SMRP and SHTP. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SLR2P, SPTP, SMRP and SHTP set the respective pool policies and issues directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Our Relationship with Scorpio Group and its Affiliates

We were incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by the Lolli-Ghetti family and manages their shipping interests. On October 1, 2009, (i) Simon, through its wholly-owned subsidiary, Liberty Holding Company Ltd., or Liberty, transferred three operating subsidiary companies to us that owned the vessels in our initial fleet consisting of the Venice, Senatore and Noemi; (ii) Liberty became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) we became a wholly-owned subsidiary of Scorpio Owning Holding Ltd. Liberty’s operations include chartered-in vessels, and interests in joint ventures and investments. Further, pursuant to our administrative services agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our board of directors consists of eight individuals, five of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and related parties, including the Scorpio Group. Our three non-independent directors, Emanuele Lauro, Robert Bugbee and Cameron Mackey serve in senior management positions within the Scorpio Group, a member of which is also our Administrator.

The Scorpio Group is owned and controlled by the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is considered to be the acting Chief Executive Officer and Mr. Bugbee is considered to be the acting President of the Scorpio Group. Mr. Lauro is employed by Scorpio Commercial Management and Mr. Bugbee is employed by Scorpio USA LLC, and both entities are affiliates within the Scorpio Group. Mr. Lauro, Mr. Bugbee and other senior management have a minority equity interest in Scorpio Services Holding Limited. In addition, certain of our executive officers also serve as members of the management team of Scorpio Bulkers Inc. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.

SCM, SSM and SSH our commercial manager, technical manager and administrator, respectively, are affiliates of the Scorpio Group. For information regarding the details regarding our relationship with SCM, SSM and SSH, please see “—Management of our Fleet.”

Transactions with Related Parties

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statement of income or loss and balance sheet for the years ended December 31, 2013, 2012 and 2011 and unaudited condensed consolidated statement of income and balance sheet for the six months ended June 30, 2014 and 2013 are as follows:

	For the year ended December 31,			For the six months ended June 30,
In thousands of U.S. dollars	2013	2012	2011	2014	2013
Pool revenue (1)
Scorpio MR Pool Limited	$89,597	$9,558	$—	$42,990	$40,894
Scorpio Handymax Tanker Pool Limited	36,199	31,280	32,238	24,788	18,375
Scorpio LR2 Pool Limited	28,203	4,540	5,195	25,390	10,187
Scorpio Panamax Tanker Pool Limited	36,018	26,884	22,594	22,093	17,582
Scorpio Aframax Tanker Pool Limited	—	—	170	—	—
Time charter revenue (2)
King Dustin	—	—	8,507	—	—
Vessel operating costs (3)	(3,703)	(2,280)	(2,203)	(2,629)	(1,435)
Commissions (4)	(218)	(532)	(270)	(232)	(114)
Administrative expenses (5)	(1,944)	(1,862)	(1,937)	(1,539)	(906)

(1)	These transactions relate to revenue earned in the Scorpio LR2, Scorpio Panamax, Scorpio MR, Scorpio Handymax, Scorpio Aframax Tanker Pools (the Pools), which are owned by Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio MR Pool Limited, Scorpio Handymax Tanker Pool Limited, and Scorpio Aframax Pool Limited respectively. The Pools are related party affiliates.
(2)	The revenue earned was for Noemi’s time charter with King Dustin (which is 50% jointly controlled by a related party affiliate).
(3)	These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in the vessel operating costs in the statement of income or loss. We believe our technical management fees for the years ended December 31, 2013, 2012 and 2011 and for the six months ended June 30, 2014 and 2013 were at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day for technical management.
(4)

These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each vessel pays a commission of 1.25% of their gross revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels, and they are included in voyage expenses in the statement of income or loss.
(5)	We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

Additionally, our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•	The expense for the year ended December 31, 2013 of $1.9 million included the flat fee of $0.3 million charged by SCM and administrative fees of $1.6 million charged by SSH and were included in voyage expenses and general and administrative expenses in the consolidated statement of income or loss.

•	The expense for the year ended December 31, 2012 of $1.9 million included the flat fee of $0.7 million charged by SCM, and administrative fees of $1.2 million charged by SSH and were both included in voyage expenses and general and administrative expenses in the consolidated statement of income or loss.

•	The expense for the year ended December 31, 2011 of $1.9 million included the flat fee of $0.3 million charged by SCM, and administrative fees of $1.7 million charged by SSH and were both included in general and administrative expenses in the consolidated statement of income or loss.

•	The expense for the six months ended June 30, 2014 of $1.5 million included the flat fee of $0.4 million charged by SCM and administrative fees of $1.1 million charged by SSH and were included in voyage expenses and general and administrative expenses in the unaudited condensed consolidated statement of income.

•	The expense for the six months ended June 30, 2013 of $0.9 million included the flat fee of $0.2 million charged by SCM and administrative fees of $0.7 million charged by SSH and were included in voyage expenses and general and administrative expenses in the unaudited condensed consolidated statement of income.

The Administrative Services Agreement with SSH includes a fee for arranging vessel purchases and sales on our behalf equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal. During the year ended December 31, 2013, we paid SSH an aggregate fee of $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven newbuilding vessels in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian in November 2013. During the year ended December 31, 2012, we paid SSH an aggregate fee of $2.4 million, which consisted of $0.5 million on the sale of three Handymax vessels and $1.9 million on the purchase and delivery of our first five newbuilding vessels. During the year ended December 31, 2011, we paid SSH an aggregate fee of $0.7 million in May 2011 for the purchase of two MRs. During the six months ended June 30, 2014, we paid SSH an aggregate fee of $15.7 million, which consisted of $1.7 million related to the purchase and delivery of five newbuilding vessels in 2014 and $14.0 million relating to the sale of our VLCCs. During the six months ended June 30, 2013, we paid SSH an aggregate fee of $1.1 million relating to the deliveries of three newbuilding vessels.

Additionally, we issued 213,000 shares of restricted stock to SSH employees for no cash consideration in May 2014. During the six months ended June 30, 2014, we recognized $59,435 of expense relating to this issuance, which was included in general and administrative expenses in the unaudited condensed consolidated statement of income.

(6)	We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets as of June 30, 2014 and consolidated balance sheets as of December 31, 2013 and 2012.

	As of
In thousands of U.S. dollars	June 30, 2014	December 31, 2013	December 31, 2012
Assets:
Accounts receivable (due from the Pools)	$69,055	$68,512	$33,271
Accounts receivable (SCM)	12	8	—
Liabilities:
Accounts payable (owed to the Pools)	231	95	59
Accounts payable (SCM)	16	—	146
Accounts payable (SSM)	26	1	70
Accounts payable (SSH)	9	—	—

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.2 million and $0.1 million were charged under this agreement during the years ended December 31, 2013 and 2012, respectively and $0.02 million and $0.1 million were charged under this agreement during the six months ended June 30, 2014 and 2013, respectively. No amounts were charged under this agreement during the year ended December 31, 2011.

Key management remuneration

The table below shows key management remuneration for the years ended December 31, 2013, 2012 and 2011 and for the six months ended June 30, 2014 and 2013:

	For the year ended December 31,			For the six months ended June 30,
In thousands of U.S. dollars	2013	2012	2011	2014	2013
Short-term employee benefits (salaries)	$5,433	$2,896	$2,875	$3,540	$1,686
Share-based compensation (1)	10,274	3,368	3,189	11,250	2,389

Total	$15,707	$6,264	$6,064	$14,790	$4,075

(1)	Represents the amortization of restricted stock issued under our equity incentive plans.

There are no post-employment benefits.

DESCRIPTION OF NOTES

The following description is only a summary of certain provisions of the Notes and the Indenture. You should read these documents in their entirety because they, and not this description, define your rights as holders of the Notes. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the “TIA”), and to all of the provisions of the Indenture and those terms made a part of the Indenture by reference to the TIA. Unless the context requires otherwise, all references to “we,” “us,” “our” and the “Company” in this section refer solely to Scorpio Tankers Inc., the issuer of the Notes, and not to any of its subsidiaries.

The following description of the particular terms of the Notes offered hereby supplements the “Description of Debt Securities” set forth in the accompanying base prospectus.

General

The Notes will be issued under an indenture dated as of May 12, 2014 (the “Base Indenture”), between us and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by a second supplemental indenture to be dated as of October 31, 2014, between us and the Trustee (the “Supplemental Indenture”, and, together with the Base Indenture, the “Indenture”).

The Notes will be a separate series of our “debt securities” (as that term is used in the accompanying base prospectus).

Except as set forth under “—Optional Redemption for Changes in Withholding Taxes,” the Notes may not be redeemed in whole or in part, at any time.

The Notes will initially be limited to $45.0 million in aggregate principal amount (or $51.75 million if the underwriters exercise their option to purchase additional Notes in full). The Indenture will not limit the amount of debt securities that we may issue under the Indenture and will provide that debt securities may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the Notes, issue debt securities having the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first interest payment date) as, and ranking equally and ratably with, the Notes. Any additional debt securities having such similar terms (“Additional Notes”), together with the Notes, will constitute a single series of debt securities under the Indenture, including for purposes of voting and redemptions, and any Additional Notes issued as part of the same series as the Notes will be fungible with the Notes for United States federal income tax purposes or will have a separate CUSIP number than the Notes. No additional debt securities may be issued if an event of default has occurred and is continuing with respect to the Notes. For the avoidance of doubt, so long as no default or event of default hereunder would result therefrom, nothing contained herein shall prohibit the Company from entering into bank debt, including without limitation, bank debt that may be syndicated.

Other than as described under “—Certain Covenants,” the Indenture and the terms of the Notes will not contain any covenants restricting the operation of our business or our ability to incur debt or grant liens on our assets or that are designed to afford holders of the Notes protection in a highly leveraged or other transaction involving us that may adversely affect holders of the Notes.

The Notes will mature on October 15, 2017 and will bear interest at an annual rate of 7.50% per year.

Interest on the Notes will accrue from and including October 31, 2014, or, if interest has already been paid, from and including the last interest payment date in respect of which interest has been paid or duly provided for to, but excluding, the next succeeding interest payment date, the maturity date or the redemption date, as the case may be. We will make interest payments on the Notes quarterly on January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2015, to holders of record at the close of business on the January 1, April 1, July 1 or October 1 (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date. Interest on the Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date or the maturity date of the Notes falls on a day that is not a business day, the related payment of interest or principal, as the case may be, will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such interest payment date or the maturity date of the Notes, as the case may be, to such next business day.

The Notes will not be entitled to the benefit of any sinking fund.

The Notes will be issued only in fully registered form without coupons and in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof. The Notes will be represented by one or more global securities registered in the name of Cede & Co., as nominee of The Depository Trust Company (“DTC”). Except as described under “—Book-entry System; Delivery and Form,” the Notes will not be issuable in certificated form.

Ranking

The Notes will be our unsubordinated unsecured obligations and will rank equally in right of payment with all our existing and future unsubordinated unsecured indebtedness. The Notes will rank senior in right of payment to all of our existing and future subordinated indebtedness. The Notes will effectively rank junior to our current and any future secured indebtedness incurred by us, to the extent of the value of the assets securing such indebtedness. See “Risk Factors—Our Notes will be unsecured obligations and will be effectively subordinated to our secured debt.”

The Notes will be obligations solely of the Company and will not be guaranteed by any of our subsidiaries. We derive substantially all of our operating income and cash flow from our investments in our subsidiaries. Claims of creditors of our subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the Notes. As a result, the Notes will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, other than us, of our subsidiaries. See “Risk Factors—Our subsidiaries conduct the substantial majority of our operations and own our operating assets, and your right to receive payments on our Notes is structurally subordinated to the rights of the lenders of our subsidiaries.”

As of June 30, 2014, we had $891.3 million of outstanding indebtedness (of which $477.5 million was secured and $413.8 million was unsecured) and as of October 27, 2014, we had $1.3 billion of outstanding indebtedness (of which $918.2 million was secured and $413.8 million was unsecured).

Listing

We have applied to list the Notes on the New York Stock Exchange under the symbol “SBNB.” We expect trading in the Notes to begin within 30 days after the original issue date of the Notes.

Trading Characteristics

The Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest; thus, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the Notes that is not included in the trading price thereof. Any portion of the trading price of a Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Note.

Additional Amounts

All payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the Republic of Marshall Islands or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Company (including any successor entity) is organized or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made (including, without limitation, the jurisdiction of each paying agent) (each a “Specified Tax Jurisdiction”), will at any time be required to be made from any payments made under or with respect to the Notes, the Company will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by a holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(1)	any Taxes that would not have been so imposed but for the holder or beneficial owner of the Notes having any present or former connection with the Specified Tax Jurisdiction (other than the mere acquisition, ownership, holding, enforcement or receipt of payment in respect of the Notes);

(2)	any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

(3)	any Taxes payable other than by deduction or withholding from payments under, or with respect to, the Notes;

(4)	any Taxes imposed as a result of the failure of the holder or beneficial owner of the Notes to complete, execute and deliver to the Company any form or document to the extent applicable to such holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered to the Company in order to enable the Company to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 60 days of a written request therefor by the Company;

(5)	any Taxes that would not have been so imposed but for the beneficiary of the payment having presented a note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30-day period);

(6)	any Taxes imposed on or with respect to any payment by the Company to the holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such note;

(7)	any Taxes that are required to be deducted or withheld on a payment pursuant to European Council Directive 2003/48/EC or any law implementing, or introduced in order to conform to, such directive; or

(8)	any combination of items (1) through (7) above.

If the Company becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes, the Company will deliver to the Trustee and paying agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company will notify the Trustee and paying agent promptly thereafter but in no event later than five calendar days prior to the date of payment) an officers’ certificate stating the fact that Additional Amounts will be payable and the amount so payable. The officers’ certificate must also set forth any other information necessary to enable the paying agent to pay Additional Amounts to holders on the relevant payment date. The Trustee and paying agent will be entitled to rely solely on such officers’ certificate as conclusive proof that such payments are necessary. The Company will provide the Trustee and paying agent with documentation reasonably satisfactory to the Trustee and paying agent evidencing the payment of Additional Amounts.

The Company will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Company will provide the Trustee and paying agent with an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee and paying agent evidencing the payment of the Taxes so withheld or deducted. Upon written request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and paying agent to the holders of the Notes.

Whenever in the Indenture there is referenced, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or any other amount payable under, or with respect to, the Notes, such reference will be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company will indemnify a holder, within 10 business days after written demand therefor, for the full amount of any Taxes paid by such holder to a governmental authority of a Specified Tax Jurisdiction, on or with respect to any payment by on or account of any obligation of the Company to withhold or deduct an amount on account of Taxes for which the Company would have been obligated to pay Additional Amounts hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to the Company by a holder will be conclusive absent manifest error.

The Company will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, and the Company will indemnify the holders for any such taxes paid by such holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor person to the Company is organized or any political subdivision or authority or agency thereof or therein.

Optional Redemption for Changes in Withholding Taxes

The Company may redeem the Notes, at its option, at any time in whole but not in part, upon not less than 30 nor more than 60 days’ notice (which notice will be irrevocable), at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest to, but excluding, the date fixed for redemption and any Additional Amounts (if any) then due and which will become due on the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof), in the event that the Company determines in good faith that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, Additional Amounts and such obligation cannot be avoided by taking reasonable measures available to the Company (including making payment through a paying agent located in another jurisdiction), as a result of:

(1)	a change in or an amendment to the laws (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the date of the Indenture; or

(2)	any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the Indenture.

Notwithstanding the foregoing, no notice of redemption for changes in withholding taxes may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts if a payment in respect of the Notes were then due. At least five calendar days before the Company provides notice of redemption of the Notes as described above under “Notice of Redemption,” the Company will deliver to the Trustee and paying agent (a) an officers’ certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to so redeem have occurred and (b) an opinion of independent legal counsel of recognized standing satisfactory to the Trustee and paying agent that the Company has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (1) or (2) of the preceding paragraph.

The Trustee and paying agent will accept and will be entitled to conclusively rely upon the officers’ certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the holders.

Notice of Redemption

Notices of redemption shall be sent at least 30 but not more than 60 days before the applicable redemption date to each holder of Notes to be redeemed at its registered address. We will, at least 5 calendar days prior to the publication or sending of any notice of redemption of any Notes as described under this heading, furnish to the Trustee and the registrar written notice of redemption.

A notice of redemption will identify the Notes to be redeemed and will state the provision of the Indenture pursuant to which the Notes are being redeemed; the redemption date; the redemption price, including the portion thereof constituting accrued and unpaid interest; the amount of Additional Amounts (as defined below), if any, payable on the date fixed for redemption; the name and address of the paying agent; that Notes called for redemption must be surrendered to the paying agent to collect the redemption price; that unless we default in making the redemption payment on the Notes called for redemption, interest on such Notes will cease to accrue on and after the redemption date; and that the Notes called for redemption will become due on the date fixed for redemption.

Certain Covenants

The Indenture includes the following restrictive covenants. Certain defined terms relevant to the covenants are set forth under “—Certain Definitions and Interpretations” below.

(a) Limitation on Borrowings. The Company shall not permit Net Borrowings to equal or exceed 70% of Total Assets.

(b) Limitation on Minimum Net Worth. The Company shall ensure that Net Worth always exceeds six hundred fifty million dollars (US$650,000,000).

(c) Reports. Following any Cross Default (as defined below), the Company shall promptly notify the holders of the Notes of the occurrence of such Cross Default.

(d) Restricted Payments. If (i) an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default has occurred and is continuing, (ii) an event of default or or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default would result therefrom, (iii) the Company is not in compliance with the covenant described under “—Limitation on Borrowings” or “—Limitation on Minimum Net Worth” in Certain Covenants hereof, or (iv) any payment of dividends or any form of distribution or return of capital would result in the Company not being in compliance with the covenant described under “—Limitation on Borrowings” or “—Limitation on Minimum Net Worth” in Certain Covenants hereof, then none of the Company or any subsidiary will declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes (“Restricted Payments”).

(e) Line of Business. The Company will not, nor will the Company permit any of its subsidiaries (other than an Immaterial Subsidiary) to, engage primarily in any business other than a Permitted Business.

(f) Limitation on Asset Sales. The Company shall not, and shall not permit any subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of the Company’s, or of any such subsidiary’s, assets (including capital stock and warrants, options or other rights to acquire capital stock) (an “Asset Sale”), other than pursuant to a Permitted Asset Sale or a Limited Permitted Asset Sale, unless (A) the Company receives, or the relevant subsidiary receives, consideration at the time of such Asset Sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such Asset Sale, and (B) within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the relevant subsidiary, as the case may be, shall apply all such Net Proceeds to:

(1) repay or prepay indebtedness under any Credit Facility secured by a lien on assets of the Company or any subsidiary;

(2) acquire all or substantially all of the assets of, or any Capital Stock of, a person primarily engaged in a Permitted Business; provided, that in the case of the acquisition of Capital Stock of any Person, such Person is or becomes a subsidiary of the Company and will be subject to all restrictions described in this “Description of Notes” as applying to subsidiaries of the Company existing on the date of this prospectus supplement;

(3) make a capital expenditure;

(4) acquire other assets that are not classified as current assets under IFRS and that are used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets);

(5) repay unsecured senior indebtedness of the Company or any subsidiary (including any redemption, repurchase, retirement or other acquisition of the Notes); and

(6) any combination of the transactions permitted by the foregoing clauses (1) through (5),

provided, that any sale, assignment, conveyance, transfer or lease of all or substantially all of the Company’s properties and assets to any person or persons (whether in a single transaction or a series of related transactions) will be governed by the provisions described under the captions “—Change of Control Permits Holders to Require us to Purchase Notes” and “—Consolidation, Merger and Sale of Assets” and not by the provisions of this “—Limitation on Asset Sales.”

A (1) binding contract to apply the Net Proceeds in accordance with clauses (2) through (4) above shall toll the 365-day period in respect of such Net Proceeds or (2) determination by the Company to apply all or a portion of such Net Proceeds toward the exercise of an outstanding purchase option contract shall toll the 365-day period in respect of such Net Proceeds or portion thereof, in each case, for a period not to exceed 365 days or, in the case of a binding contract to acquire one or more Vessels, until the end of the construction or delivery period specified in such binding contract, as the same may be extended, from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination by the Company, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract or determination until and only until the earlier of (x) the date on which such acquistion or expenditure is consummated and (y) (i) in the case of a construction contract or any exercised purchase option contract, the date of expiration or termination of such construction contract or exercised purchase option contract and (ii) in all other cases, the 365th day following the expiration of the aforementioned 365-day period.

Pending the final application of any Net Proceeds, the Company or any of its subsidiaries may apply Net Proceeds to the repayment or reduction of outstanding indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

If a Limited Permitted Asset Sale (as defined below) occurs at any time, the Company must, within 30 days of such Limited Permitted Asset Sale, make an offer to purchase Notes having a principal amount equal to the Excess Proceeds of such Limited Permitted Asset Sale. The price that the Company will be required to pay (the “Limited Permitted Asset Sale Purchase Price”) is equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Limited Permitted Asset Sale Purchase Date (as defined below), subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. If the offer to purchase is for less than all of the outstanding Notes and Notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, the Company will purchase Notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only notes in multiples of $25.00 principal amount will be purchased. The “Limited Permitted Asset Sale Purchase Date” will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our Limited Permitted Asset Sale notice as described below. Any Notes purchased by us will be paid for in cash. See “—Offer to Purchase.”

(h) Compliance Certificate. The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate signed by two of the Company’s officers, one of which shall be the principal executive, principal financial or principal accounting officer of the Company, stating that a review of the activities of the Company and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a default or event of default shall have occurred, describing all such defaults or events of default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto). The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an officers’ certificate of any event of default described under “—Events of Default” and any event of which it becomes aware that with the giving of notice or the lapse of time would become such an event of default, its status and what action the Company is taking or proposes to take with respect thereto.

Certain Definitions and Interpretations

For purposes of the foregoing provisions, the following definitions shall apply:

“Cash and Cash Equivalents” means, as of a given date, the Company’s cash and cash equivalents as determined in accordance with IFRS.

“Credit Facility” means, with respect to Scorpio Tankers Inc. or any of its subsidiaries, any debt or commercial paper facilities with banks or other lenders providing for revolving credit, term loans or letters of credit or any agreement treated as a finance or capital lease if and to the extent any of the preceding items would appear as a liability upon a balance sheet of the specified person prepared in accordance with IFRS.

“Cross Default” means the occurrence, with respect to any debt of the Company or any subsidiary having an aggregate principal amount of $25.0 million or more in the aggregate for all such debt of all such persons, of (i) an event of default that results in such debt being due and payable prior to its scheduled maturity or (ii) a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within any applicable grace period.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Immaterial Subsidiary” means any subsidiary whose net book value of its assets or revenues is not in excess of 10% of the net book value of the consolidated Total Assets or consolidated vessel revenue of the Company as set out in the annual audited consolidated financial statements of the Company for the immediately preceding fiscal year, provided that, at no time shall (a) the total assets of all Immaterial Subsidiaries exceed 10% of the consolidated Total Assets of the Company or (b) the total vessel revenues calculated with respect to all Immaterial Subsidiaries (calculated on a stand-alone basis), in the aggregate, exceed 10% of the consolidated vessel revenue of the Company, in each case as set out in the annual audited consolidated financial statements of the Company for the immediately preceding fiscal year.

“Limited Permitted Asset Sale” means any sale, transfer, lease or other disposition of any of the Company’s or its subsidiaries’ assets (in the ordinary course of business or otherwise) during a single fiscal year, in a single transaction or series of transactions, (i) the Net Proceeds of which have not been applied pursuant to clauses (1) through (6) in accordance with the requirements set forth in “—Limitation on Asset Sales” and (ii) that results in Net Proceeds in excess of the amount provided for in clause (2) of the definition of Permitted Asset Sale, provided that the Net Proceeds of such Limited Permitted Asset Sale represent consideration at the time of such sale, transfer, lease or other disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such sale, transfer, lease or other disposition. Any Net Proceeds that are not applied or invested as provided in (i) above and are in excess of the amount provided for in clause (2) of the definition of Permitted Asset Sale will constitute “Excess Proceeds.” For the avoidance of doubt, a Limited Permitted Asset Sale may occur only once. Following the first occurrence of a Limited Permitted Asset Sale, no further Limited Permitted Asset Sale shall be permitted;

“Net Borrowings” means, in respect of Scorpio Tankers Inc. on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a) Total Borrowings; less

(b) Cash and Cash Equivalents.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but excluding any other consideration received in the form of assumption by the purchaser of indebtedness or other obligations relating to the property or assets that are the subject of such Asset Sale or received in any other non-cash form and not disposed of for cash), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local taxes paid or payable as a result of the Asset Sale, (c) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with IFRS and any reserve in accordance with IFRS against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset

Sale, except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated, and (d) any indebtedness required by its terms to be repaid, repurchased, redeemed or otherwise retired upon the applicable Asset Sale.

“Net Worth” means, as of a given date, the result of, without duplication:

(a) Total Assets, less

(b) Total Borrowings (without giving effect to any fair value adjustments pursuant to IFRS 13 Fair Value Measurement).

“Permitted Asset Sale” means:

(1) any sale, assignment, conveyance, transfer or other disposition of (i) common stock, or securities convertible into or exchangeable for common stock, of Dorian LPG Ltd. beneficially owned, directly or indirectly, by the Company as of May 7, 2014 (the “Issue Date Dorian Holdings”) or (ii) common stock, or securities convertible into or exchangeable for common stock, of Dorian LPG Ltd that are received by the Company or any subsidiary as dividends or distributions in respect of the Issue Date Dorian Holdings;

(2) any sale, transfer, lease or other disposition of any of the Company’s or its subsidiaries’ assets (in the ordinary course of business or otherwise) in any transaction or series of transactions, such that (A) the aggregate market value of all assets so sold, transferred, leased or otherwise disposed of during any fiscal year may be up to (and including) 15% of the aggregate market value of all of the Company’s and the Company’s subsidiaries’ assets (on a consolidated basis) on the last day of the immediately preceding fiscal year and (B) the Company receives, or the relevant subsidiary receives, consideration at the time of such sale, transfer, lease or other disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such sale, transfer, lease or other disposition; and

(3) (a) the actual or constructive total loss of a Vessel or the agreed or compromised total loss of a Vessel, (b) the destruction of a Vessel, (c) damage to a Vessel to an extent as shall make repair thereof uneconomical or shall render such Vessel permanently unfit for normal use (other than obsolescence) or (d) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of a Vessel that shall not be revoked within 30 days, in each case as determined in good faith by the board of directors of the Company, provided that the aggregate market value of all assets included as a Permitted Asset Sale pursuant to this paragraph during any fiscal year may not exceed 10% of the aggregate market value of all of the Company’s and the Company’s subsidiaries’ assets (on a consolidated basis) on the last day of the immediately preceding fiscal year.

“Permitted Business” means any business conducted by the Company or any of its subsidiaries as described in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and any businesses that, in the good faith judgment of the board of directors of the Company, are reasonably related, ancillary, supplemental or complementary thereto, or reasonable extensions thereof, including without limitation, the direct or indirect ownership, management, operation and chartering of Vessels and any business incidental thereto.

“Related Assets” means (a) any insurance policies and contracts from time to time in force with respect to a Vessel, (b) the capital stock of any subsidiary of the Company owning one or more Vessels and related assets, (c) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (d) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (e) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (f) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (g) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (h) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

“Total Assets” means, in respect of Scorpio Tankers Inc. on a consolidated basis, as of a given date, all of the assets of Scorpio Tankers Inc. of the types presented on its consolidated balance sheet.

“Total Borrowings” means, in respect of Scorpio Tankers Inc. on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a) the outstanding principal amount of any moneys borrowed; plus

(b) the outstanding principal amount of any acceptance under any acceptance credit; plus

(c) the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d) the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which obligation is required to be classified and accounted for as a capital lease obligation under IFRS, and, for purposes of the indenture, the amount of such obligation at any date will be the capitalized amount thereof at such date, determined in accordance with IFRS; plus

(e) the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under IFRS); plus

(f) the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g) any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus

(h) the outstanding principal amount of any indebtedness of any person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by Scorpio Tankers Inc. to the extent that such guaranteed indebtedness is determined and given a value in respect of Scorpio Tankers Inc. on a consolidated basis in accordance with IFRS.

Notwithstanding the foregoing, “Total Borrowings” shall not include any indebtedness or obligations arising from derivative transactions entered into solely for purposes of protecting against interest rate or currency fluctuations.

For purposes of the foregoing provisions and definitions, any accounting term, phrase, calculation, determination or treatment used, required or referred to in this Certain Covenants section is to be construed in accordance with IFRS in effect as of December 31, 2013.

“Vessels” means one or more shipping vessels primarily designed and utilized for the transport of cargo, including, without limitation, bulk carriers, freighters, general cargo carriers, containerships and tankers, but excluding passenger vessels, or which are otherwise engaged, used or useful in any business activities of the Company, in each case together with all related spares, equipment and any additions or improvements.

Change of Control Permits Holders to Require us to Purchase Notes

If a Change of Control (as defined below) occurs at any time, holders of Notes will have the right, at their option, to require us to purchase for cash any or all of such holder’s Notes, or any portion of the principal amount thereof, that is equal to $25 or multiple of $25. The price we are required to pay (the “Change of Control Purchase Price”) is equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Change of Control Purchase Date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Change of Control Purchase Date” will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our Change of Control notice as described below. Any Notes purchased by us will be paid for in cash. See “—Offer to Purchase.”

A “Change of Control” will be deemed to have occurred at the time after the Notes are originally issued if

(1)	any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “Beneficial Owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such Person shall be deemed to have “Beneficial Ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2)	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (i) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holder or (ii) a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction;

(3)	“Continuing Directors” (as defined below) cease to constitute at least a majority of our board of directors; or

(4)	if after the Notes are initially listed on the New York Stock Exchange or another national securities exchange, the Notes fail, or at any point cease, to be listed on the New York Stock Exchange or such other national securities exchange. For the avoidance of doubt, it shall not be a Change of Control if after the Notes are initially listed on the New York Stock Exchange or another national securities exchange, such Notes are subsequently listed on a different national securities exchange and the prior listing is terminated.

“Continuing Director” means a director who either was a member of our board of directors on the issue date of the Notes or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval by such election or appointment.

“Permitted Holder” means (a) Emanuele Lauro, (b) any immediate family member of Emanuele Lauro, or (c) one or more affiliates of any person listed in (a) or (b). “Immediate family members” shall refer to a person’s spouse, parent, children and siblings.

Offer to Purchase

On or before the 30th day after the occurrence of a Change of Control or a Limited Permitted Asset Sale, as the case may be, we will provide to all holders of the Notes and the Trustee and paying agent a notice of the occurrence of the Change of Control or the Limited Permitted Asset Sale and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Change of Control or Limited Permitted Asset Sale, as the case may be;

•	the date of the Change of Control or Limited Permitted Asset Sale, as the case may be;

•	the last date on which a holder may exercise the repurchase right;

•	the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchase Price, as applicable;

•	the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as the case may be;

•	the name and address of the paying agent; and

•	the procedures that holders must follow to require us to purchase their Notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time to achieve a broad dissemination of such notice.

To exercise the Change of Control purchase right or Limited Permitted Asset Sale purchase right, a holder of Notes must deliver, on or before the third business day (or as otherwise provided in the notice provided for above) immediately preceding the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, the Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Purchase Notice” on the reverse side of the Notes duly completed, to the paying agent. Such purchase notice must:

•	if certificated, state the certificate numbers of the Notes to be delivered for purchase;

•	if not certificated, comply with requisite DTC procedures;

•	state the portion of the principal amount of Notes to be purchased, which must be $25 or a multiple thereof; and

•	state that the Notes are to be purchased by us pursuant to the applicable provisions of the Notes and the Indenture.

The holder of such Notes may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable. The notice of withdrawal shall:

•	state the principal amount of the withdrawn Notes;

•	if certificated Notes have been issued, state the certificate numbers of the withdrawn Notes;

•	if not certificated, comply with requisite DTC procedures; and

•	state the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the Notes on the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as the case may be. The holder of such Notes will receive payment of the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchcase Price, as applicable, on the later of the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, and the time of book-entry transfer or the delivery of the Notes. If the paying agent holds money or securities sufficient to pay the Change of Control Purchase Price or Limited Permitted Asset Sale Purchase Price, as applicable, of the Notes on the Change of Control Purchase Date or the Limited Permitted Asset Sale Purchase Date, as applicable, then:

•	the Notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the Notes is made or whether or not the Notes are delivered to the paying agent); and

•	all other rights of the holder of such Notes will terminate (other than the right to receive the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchase Price, as applicable).

In connection with any offer to purchase Notes pursuant to a Change of Control purchase notice or Limited Permitted Asset Sale purchase notice, as applicable, the Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control or Limited Permitted Asset Sale. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this Indenture, the Company will comply with any applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of such compliance.

No Notes may be purchased at the option of holders thereof upon a Change of Control or a Limited Permitted Asset Sale if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

The Change of Control purchase rights of the holders of Notes could discourage a potential acquirer of us. The Change of Control purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term Change of Control is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the Notes upon a Change of Control may not protect holders of Notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of Change of Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the Notes to require us to purchase its Notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a Change of Control were to occur, we may not have enough funds to pay the Change of Control Purchase Price. Our ability to repurchase the Notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase the Notes upon a change of control, and our existing and future debt may contain limitations on our ability to repurchase the Notes.” If we fail to purchase the Notes when required following a Change of Control, we will be in default under the Indenture. In addition, we may in the future incur other indebtedness with similar change in control provisions permitting holders to accelerate or to require us to purchase such indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, any other person or sell, assign, convey, transfer or lease all or substantially all of our properties and assets (whether in a single transaction or a series of related transactions) to any person or persons, unless:

•	the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing in the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable, as determined in good faith by the board of directors of the Company, to institutional lenders in the shipping industries;

•	expressly assumes by supplemental indenture executed and delivered to the Trustee, in form satisfactory to the trustee, the due and punctual payment of the principal of, and any interest on, all Notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	the Company shall have delivered to the Trustee, prior to the consummation of the proposed transaction, an officers’ certificate to the foregoing effect and an opinion of counsel stating that the proposed transaction and such supplemental indenture comply with the Indenture.

Upon any consolidation, merger, sale, assignment, conveyance, transfer or lease of the properties and assets of the Company in accordance with the foregoing provisions, the successor person formed by such consolidation or into which we are merged or to which such sale, assignment, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture; and thereafter, except in the case of a lease, the Company shall be released from all obligations and covenants under the Indenture and the Notes.

Events of Default

The Notes are subject to the following events of default:

(1)	failure to pay principal of or any premium when due;

(2)	failure to pay any interest when due, continued for 30 days;

(3)	failure to perform or comply with the provisions of the Indenture relating to mergers and similar events;

(4)	failure to provide notice of a Change of Control or a Limited Permitted Asset Sale or to repurchase Notes tendered for repurchase following the occurrence of a Change of Control or a Limited Permitted Asset Sale in conformity with the covenant set forth under the caption “—Change of Control Permits Holders to Require us to Purchase Notes” or “—Limitation on Asset Sales,” respectively;

(5)	failure to perform any of our other covenants in the Indenture, continued for 60 days after written notice has been given by the Trustee, or the holders of at least 25% in principal amount of the outstanding Notes, as provided in the Indenture;

(6)	any debt of the Company or any subsidiary having an aggregate principal amount of $25.0 million or more in the aggregate for all such debt of all such persons (i) is subject to an event of default that results in such debt being due and payable prior to its scheduled maturity or (ii) is subject to a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period.

(7)	any final judgment or decree for the payment of money in excess of $25.0 million is entered against us and remains outstanding for a period of 90 consecutive days following entry of such final judgment or decree and is not discharged, waived or stayed; and

(8)	certain events of bankruptcy, insolvency or reorganization affecting us or any significant subsidiary.

If an event of default, other than an event of default described in clause (8) above, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of the Notes then outstanding and accrued and unpaid interest, if any, to be due and payable immediately. If an event of default described in clause (8) above occurs, the principal amount of the Notes then outstanding and accrued and unpaid interest, if any, will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and any premium, interest or Additional Amounts which have become due as a result of such acceleration, have been cured or waived.

Notwithstanding the foregoing, if we so elect, the sole remedy under the Indenture for an event of default relating to (i) our failure to file with the Trustee pursuant to Section 314(a)(1) of the TIA any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or (ii) the failure to comply with our annual reporting obligations to the Trustee and the SEC, as described under “—Reports” below, will, after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the Notes at an annual rate equal to (i) 0.25% per annum of the outstanding principal amount of the Notes for each day during the 90-day period beginning on, and including, the date on which such event of default first occurs and on which such event of default is continuing; and (ii) 0.50% per annum of the outstanding principal amount of the Notes for each day during the 90-day period beginning on, and including, the 91st day following, and including the date on which such event of default first occurs and on which such event of default is continuing. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the Notes will be subject to acceleration as provided above. This additional interest will be payable in arrears on the same dates and in the same manner as regular interest on the Notes. On the 181st day after such event of default first occurs (if not waived or cured prior to such 181st day), such additional interest will cease to accrue and the Notes will be subject to acceleration as provided above. The provisions of the Indenture described in this paragraph will not affect the rights of holders of Notes in the event of the occurrence of any other events of default.

In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of Notes and the Trustee and paying agent of such election on or before the close of business on the fifth business day prior to the date on which such event of default would otherwise occur. Upon our failure to timely give such notice or pay additional interest, the Notes will be immediately subject to acceleration as provided above.

The Trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to the Indenture and applicable law and upon providing indemnification satisfactory to the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. The Indenture will provide that in the event an event of default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of his or her own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder.

No holder of Notes will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy under the Indenture (except actions for payment of overdue principal and interest), unless:

•	such holder has previously given written notice to the Trustee of a continuing event of default with respect to the Notes;

•	the holders of not less than 25% in aggregate principal amount of the Notes then outstanding shall have made a written request to the Trustee to institute proceedings in respect of such event of default in its own name as Trustee under the Indenture;

•	such holder or holders have offered to the Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such proceedings; and

•	no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in principal amount of the outstanding Notes; it being understood and intended that no one or more of such holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such holders, or to obtain or to seek to obtain priority or preference over any other of such holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such holders.

However, notwithstanding any other provision in the Indenture, the holder of any Note shall have the right, which is absolute and unconditional, to receive payment of the principal of and interest, if any, on such Note on the stated maturity date (or, in the case of redemption, on the applicable redemption date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such holder.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding Notes may waive any default or event of default unless:

•	we fail to pay the principal of or any interest on any Note when due;

•	we fail to comply with any of the provisions of the Indenture that would require the consent of the holder of each outstanding Note affected.

The Indenture provides that within 120 days after the Trustee receives written notice of a default, the Trustee shall transmit by mail to all holders of Notes, notice of such default hereunder, unless such default shall have been cured or waived. Except in the case of a default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the best interest of the holders of Notes.

Each holder of Notes shall have the right to receive payment or delivery, as the case may be, of:

•	the principal (including the Change of Control Purchase Price or Limited Permitted Asset Sale Purchase Price, if applicable) of;

•	accrued and unpaid interest, if any, on; and

•	Additional Amounts, if any, on

such holder’s Notes, on or after the respective due dates expressed or provided for in the Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such holder.

Modification and Waiver

We and the Trustee may amend or supplement the Indenture with respect to the Notes with the consent (including consents obtained in connection with any tender offer or exchange offer) of the holders of a majority in aggregate principal amount of the outstanding Notes. In addition, the holders of a majority in aggregate principal amount of the outstanding Notes may waive our compliance in any instance with any provision of the Indenture without notice to the other holders of Notes. However, no amendment, supplement or waiver may be made without the consent of each holder of outstanding Notes affected thereby if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of or any interest on the Notes;

•	reduce the principal amount of or interest on the Notes;

•	change the interest rate applicable to the Notes;

•	change the currency of payment of principal of or interest on the Notes or change any Note’s place of payment;

•	impair the right of any holder to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the Notes;

•	modify the provisions with respect to the purchase rights of the holders as described above under “—Change of Control Permits Holders to Require us to Purchase Notes” or “—Limitation on Asset Sales” in a manner adverse to holders of Notes;

•	change the ranking of the Notes;

•	change our obligation to pay Additional Amounts on any Note;

•	waive a default or event of default in the payment of the principal of or interest, if any, on any Note (except a rescission of acceleration of the Notes by the holders of at least a majority in principal amount of the outstanding Notes and a waiver of the payment default that resulted from such acceleration);

•	waive a redemption payment with respect to any Note or change any of the provisions with respect to the redemption of the Notes; or

•	modify provisions with respect to modification, amendment or waiver (including waiver of events of default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of the Notes.

We and the Trustee may amend or supplement the Indenture or the Notes without notice to, or the consent of, the holders of the Notes to:

•	cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any holder of the Notes in any material respect;

•	provide for the assumption by a successor corporation of our obligations under the Indenture in accordance with the provisions of the Indenture;

•	secure the Notes;

•	add to our covenants for the benefit of the holders of the Notes or surrender any right or power conferred upon us;

•	to comply with the requirements of the TIA and any rules promulgated under the TIA; or

•	make any change that does not adversely affect the rights of any holder in any material respect.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to the holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all the holders of the Notes, or any defect in the notice, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the Indenture by delivering to the registrar for cancellation all outstanding Notes or depositing with the Trustee or delivering to the holders, as applicable, after all outstanding Notes have become due and payable, or will become due and payable at their stated maturity within one year, cash sufficient to pay and discharge the entire indebtedness of all outstanding Notes and all other sums payable under the Indenture by us. Such discharge is subject to terms contained in the Indenture.

Defeasance

We may terminate at any time all our obligations with respect to the Notes and the Indenture, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. We may also terminate at any time our obligations with respect to the Notes under the covenants described under “—Change of Control Permits Holders to Require us to Purchase Notes,” “—Certain Covenants” and “—Reports,” and the operation of certain events of default, which we refer to as “covenant defeasance.” We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an event of default specified in clause (4), clause (5) (with respect to the covenants described under “—Certain Covenants” or “—Reports”), clause (6) or clause (7).

The legal defeasance option or the covenant defeasance option with respect to the Notes may be exercised only if:

(1)	we irrevocably deposit in trust with the Trustee cash or U.S. Government obligations or a combination thereof sufficient, in the opinion of a firm of certified public accountants, for the payment of principal of and interest and Additional Amounts, if any, on the Notes to maturity,

(2)	such legal defeasance or covenant defeasance does not constitute a default under the Indenture or any other material agreement or instrument binding us,

(3)	no default or event of default has occurred and is continuing on the date of such deposit and, with respect to covenant defeasance only, at any time during the period ending on the 123rd day after the date of such deposit (other than, if applicable, a default or event of default with respect to the Notes resulting from the borrowing of funds to be applied to such deposits),

(4)	in the case of the legal defeasance option, we deliver to the Trustee an opinion of counsel stating that:

(a)	we have received from the IRS a letter ruling, or there has been published by the Internal Revenue Service a Revenue Ruling, or

(b)	since the date of the Indenture, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred,

(5)	in the case of the covenant defeasance option, we deliver to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

(6)	we deliver to the Trustee an opinion of counsel to the effect that, after the 123rd day after the date of deposit, all money and U.S. Government obligations (or other property as may be provided pursuant to the terms of the Indenture) (including the proceeds thereof) deposited or caused to be deposited with the Trustee (or other qualifying trustee) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of the Company under any U.S. Federal or State bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Company issued in connection therewith, and

(7)	we deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

If we exercise the covenant defeasance option, under the Indenture, the Company will be released from its obligations in the provisions described under “Change of Control Permits Holders to Require us to Purchase Notes.”

Transfer and Exchange

We will maintain an office in New York City where the Notes may be presented for registration of transfer or exchange. This office will initially be an office or agency of the Trustee. No service charge will be imposed by us, the Trustee or the registrar for any registration of transfer or exchange of Notes, but any tax or similar governmental charge required by law or permitted by the Indenture because a holder requests any Notes to be issued in a name other than such holder’s name will be paid by such holder. We are not required to transfer or exchange any Note surrendered for purchase except for any portion of that Note not being purchased.

We reserve the right to:

•	vary or terminate the appointment of the security registrar or paying agent; or

•	approve any change in the office through which any security registrar acts.

Payment and Paying Agents

Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable to DTC or its nominee, as the case may be, in its capacity as the registered holder under the Indenture. In the case of certificated Notes, payments will be made in U.S. dollars at the office of the Trustee or, at our option, by check mailed to the holder’s registered address (or, if requested by a holder of more than $1,000,000 principal amount of Notes, by wire transfer to the account designated by such holder). We will make any required interest payments to the person in whose name each Note is registered at the close of business on the record date for the interest payment.

Initially, the Trustee will be designated as our paying agent for payments on the Notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the Trustee and paying agent shall pay to us upon written request any money held by them for payments on the Notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders of Notes entitled to the money must look to us for payment. In that case, all liability of the Trustee or paying agent with respect to that money will cease.

Purchase and Cancellation

The registrar and paying agent (if other than the Trustee) will forward to the Trustee any Notes surrendered to them by holders of such Notes for transfer, exchange or payment. All Notes delivered to the Trustee shall be cancelled promptly by the Trustee in the manner provided in the Indenture and may not be reissued or resold. No Notes shall be authenticated in exchange for any Notes cancelled, except as provided in the Indenture.

We may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to us), purchase Notes in the open market or by tender offer at any price or by private agreement.

Reports

So long as any Notes are outstanding, we will (i) file with the SEC within the time periods prescribed by its rules and regulations and applicable to us and (ii) furnish to the Trustee and the holders of the Notes within 15 days after the date on which we would be required to file the same with the SEC pursuant to its rules and regulations (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act), all financial information to the extent required of us to be contained in Form 20-F and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the SEC if the SEC does not permit such filing, although such reports will be required to be furnished to the Trustee. Documents filed by us with the SEC via the EDGAR system will be deemed to have been furnished to the Trustee and the holders of the Notes as of the time such documents are filed via EDGAR, provided, however, that the Trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been filed pursuant to EDGAR.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost Notes at the expense of the holder of such Notes upon delivery to the Trustee of the mutilated Notes, or evidence of the loss, theft or destruction of the Notes satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of such Note before a replacement Note will be issued.

Notices

Except as otherwise described herein, notice to registered holders of the Notes will be given to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing or electronic delivery. Whenever a notice is required to be given by us, such notice may be given by the Trustee on our behalf (and we will make any notice we are required to give to holders of Notes available on our website).

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

The Trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for us as if it were not the Trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture will provide that in case an event of default shall occur and be continuing (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Deutsche Bank Trust Company Americas will be the initial Trustee under the Indenture. Initially, the Trustee will also act as the paying agent, registrar and custodian for the Notes.

Book-entry System; Delivery and Form

Global Notes

We will issue the Notes in the form of one or more global notes in definitive, fully registered, book-entry form.

The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc.).

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters or the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture and under the Notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered the owners or holders thereof under the Indenture or under the Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or a global note.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the Notes.

Payments on the Notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the Notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the Notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively referred to herein as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the Notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the Notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated Notes to each person that DTC identifies as the beneficial owner of the Notes represented by a global note upon surrender by DTC of the global note if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default under the Indenture has occurred and is continuing, and DTC requests the issuance of certificated Notes; or

•	we determine not to have the Notes represented by a global note.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the Notes. We and the Trustee may conclusively rely on, and will be fully protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated Notes to be issued.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a table summarizing our indebtedness as of the dates set forth below:

In thousands of U.S. dollars	Amount outstanding at June 30, 2014	Amount Outstanding as of October 27, 2014	Availability as of October 27, 2014
2010 Revolving Credit Facility	$45,667	$43,562	—
2011 Credit Facility	112,879	110,895	—
Newbuilding Credit Facility	80,840	79,340	—
2013 Credit Facility	161,070	313,827	207,000	(1)
K-Sure Credit Facility	39,600	118,480	339,788	(2)
KEXIM Credit Facility	37,500	252,075	177,525	(3)
Senior Unsecured Notes	53,750	53,750	—
Convertible Senior Notes	360,000	360,000	—	(4)

Total	$891,306	$1,331,929	724,313

(1)	Availability can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel or such vessel’s fair market value at the date of drawdown.
(2)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.
(3)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement. This amount includes $125.3 million of floating rate guaranteed notes due 2019 issued by Seven and Seven Ltd. in July 2014. See description of “KEXIM Guaranteed Notes due 2019” below for further information.
(4)	$61.3 million of this amount has been attributed to the conversion feature of the convertible notes and recorded within additional paid in capital on the consolidated balance sheet as of June 30, 2014.

2010 Revolving Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V, for a senior secured term loan facility of up to $150 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility. This gave us the ability to pay down and re-borrow from the total available commitments under the loan. The availability under this facility as of December 31, 2013 was $72.4 million which is scheduled to reduce by $3.1 million each quarter, with a lump sum reduction of $57.1 million at the maturity date of June 2, 2015.

Our subsidiaries that own vessels that are collateralized by this loan act as guarantors under the amended and restated credit facility. All terms mentioned are defined in the agreement.

Drawdowns under the credit facility bear interest as follows: (1) through December 29, 2011, at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum; and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on June 2, 2015 and can only be used to refinance amounts outstanding from the original loan agreement and for general corporate purposes.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances;

compliance with laws (including environmental); compliance with the Employee Retirement Income Security Act, or ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

In addition to the customary restrictive covenants discussed above, the 2010 Revolving Credit Facility requires our compliance with the following financial covenants:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (i.e. total shareholders’ equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it increased to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25.0 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels (see note 6) shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In January 2014, we drew down $72.4 million from the 2010 Revolving Credit Facility. In March 2014, we paid $22.5 million into this facility as a result of the sales of Noemi and Senatore. As a result of this repayment, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $2.1 million from $3.1 million per quarter. We also wrote-off a total of $0.2 million of deferred financing fees as part of these debt repayments.

The outstanding balance of the 2010 Revolving Credit Facility at June 30, 2014 was $45.6 million and it was fully drawn. As of December 31, 2013, there was no outstanding balance and there was $72.4 million available to draw. We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired on November 10, 2010. The credit facility was drawn down on March 17, 2011 and matures on March 17, 2018. On September 28, 2011 and on December 30, 2011, we amended certain financial covenants contained in the credit facility. The loan bears interest at LIBOR plus a margin of 2.75% per annum. The loan is repayable over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments commenced three months after the drawdown and were calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owns the vessel, is the borrower and Scorpio Tankers Inc. is the guarantor.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

In addition to the customary restrictive covenants discussed above, the STI Spirit Credit Facility requires our compliance with the following financial covenants:

•	The ratio of debt to capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (i.e. shareholders equity) shall be no less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.

•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 for the period commencing with the fourth quarter of 2011 through the fourth quarter of 2012, at which time it will increase to: (i) 1.50 to 1.00 for the first quarter of 2013, (ii) 1.75 to 1.00 for the second quarter of 2013 and (iii) 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of STI Spirit not less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

As described above, the credit facility requires that the charter-free market value of the STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, we prepaid $1.4 million in addition to the $0.3 million scheduled principal payment into this credit facility in December 2013.

As of June 30, 2014, there was no outstanding balance under the STI Spirit Credit Facility as the loan was repaid in full as a result of the sale of STI Spirit in April 2014. The outstanding balance under the STI Spirit Credit Facility at December 31, 2013 was $21.7 million.

2011 Credit Facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million. On July 20, 2012, we extended the availability period of the 2011 Credit Facility until January 31, 2014. The availability period was previously scheduled to expire in May 2013.

All terms mentioned in this section are defined in the agreement.

Drawdowns under this credit facility are available until January 31, 2014 and bear interest as follows: (1) until December 29, 2011, at LIBOR plus an applicable margin of (i) 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, (ii) 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50% and (iii) 3.25% when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is sixteen years of age. Our subsidiaries, which may at any time, own one or more of our vessels, will act as guarantors under the credit facility.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

In addition to the customary restrictive covenants discussed above, the 2011 Credit Facility requires our compliance with the following financial covenants:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (i.e. shareholders’ equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it increased to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this draw down, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility. The outstanding balance at June 30, 2014 and December 31, 2013 was $112.9 million and $64.0 million, respectively and the availability under this credit facility expired on January 31, 2014. We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

Newbuilding Credit Facility

On December 21, 2011, we executed a credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a senior secured term loan facility of up to $92.0 million. During the year ended December 31, 2012, we drew down an aggregate of $92.0 million from this facility to partially finance the deliveries of STI Amber, STI Topaz, STI Ruby and STI Garnet ($23.0 million per vessel). These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin of 2.70% per annum. A commitment fee equal to 1.10% per annum is payable on the unused daily portion of the credit facility.

The facility is separated into four tranches (one tranche per vessel) and the four vessels are collateral for the credit facility. The repayment of the tranche relating to the respective vessel commenced after delivery of that vessel in quarterly installments of $375,000, which equates to a repayment profile of 15.33 years. Each tranche is scheduled to mature approximately seven years after delivery of the relevant vessel from the shipyard.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

In addition to the customary restrictive covenants discussed above, the Newbuilding Credit Facility requires our compliance with the following financial covenants:

•	The ratio of debt to capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (i.e. shareholders equity) shall be no less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 2, 2010 going forward.

•	The ratio of EBITDA to interest expense not less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, and 2.50 to 1.00 for all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Unrestricted cash and cash equivalents not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels shall at all times not less than 140% (120% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the credit facility.

In March 2014, we converted the Credit Agricole credit facility from a term loan to a reducing revolving credit facility. This gives us the ability to draw down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged. The amount available is reduced by $1.5 million each quarter until the maturity date in June 2019.

The outstanding balance at June 30, 2014 and December 31, 2013 was $80.8 million and $83.8 million, respectively. This facility was fully drawn as of June 30, 2014. We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

2013 Credit Facility

On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of the Firm Vessels (defined below), the Option Vessels (defined below) and certain other vessels and for general corporate purposes, including working capital. This credit facility is secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which we have entered into newbuilding contracts, or the Firm Vessels, and certain vessels for which we may exercise construction options, or the Option Vessels, and together with the Firm Vessels, the Collateral Vessels. Our subsidiaries that own the Collateral Vessels act as joint and several guarantors under our 2013 Credit Facility. We refer to this credit facility as our 2013 Credit Facility.

Our 2013 Credit Facility consists of a $260.0 million delayed draw term loan facility to finance the acquisition of the Firm Vessels and a $265.0 million revolving credit facility to finance the acquisition of the Option Vessels and certain other vessels built on January 1, 2012 or later, and for general corporate purposes, including working capital.

Drawdowns of the term loan may occur in connection with the delivery of a Firm Vessel in an amount equal to the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value. Drawdowns of the revolving credit facility may occur in connection with the delivery of an Option Vessel and are also capped at the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan are available until the earlier of the delivery of each Firm Vessel and January 31, 2015 and drawdowns under the revolving loan are available until July 31, 2015 and bear interest at LIBOR plus an applicable margin of 3.50%.

The term loan is repayable and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility. In addition to restrictions imposed upon the owners of the Collateral Vessels (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our 2013 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than (i) $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 going forward and (ii) 50% of the value of any new equity issues from July 1, 2010 going forward.

•	The ratio of EBITDA to net interest expense greater than 2.00 to 1.00 through September 30, 2013 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.

In February 2014, we drew down $64.2 million from the 2013 Credit Facility. In connection with this drawdown, STI Opera, STI Fontvieille and STI Ville were provided as collateral under the facility. In March 2014, we drew down $20.5 million from this facility to partially finance the delivery of STI Texas City.

The outstanding balance at June 30, 2014 was $161.1 million and there was $362.5 million available to draw which can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel and such vessel’s fair market value at the date of drawdown. There was no outstanding balance at December 31, 2013. We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

K-Sure Credit Facility

On February 24, 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the “K-Sure Tranche”) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.

Drawdowns under the K-Sure Credit Facility may occur in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated. Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments will commence in July 2015 for the K-Sure Tranche and six months after the delivery of the last vessel to be acquired for the Commercial Tranche. The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel to be acquired and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.

Borrowings under the K-Sure tranche bear interest at LIBOR plus an applicable margin of 2.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), the K-Sure Credit Facility requires our compliance with the following financial covenants:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In June 2014, we drew down an aggregate $39.6 million from the K-Sure Credit Facility. In connection with this drawdown, STI Lexington and STI Chelsea were provided as collateral under the facility. As of June 30, 2014, the outstanding balance was $39.6 million and we were in compliance with the financial covenants relating to this facility.

KEXIM Credit Facility

On February 28, 2014, we executed a senior secured term loan facility with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of $429.6 million. This facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”).We refer to this credit facility as our KEXIM Credit Facility.

Drawdowns under the KEXIM Credit Facility may occur in connection with the delivery of 18 of our newbuilding vessels as specified in the loan agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) March 31, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche. Repayments will commence on the next semi-annual date falling after the weighted average delivery date of the vessels specified under the facility for the KEXIM Tranche and on the next semi-annual date falling after the final delivery date of the vessels specified under the facility for the Commercial Tranche.

The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan and the KEXIM Tranche matures on the twelfth anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date.

Borrowings under the KEXIM tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), the KEXIM Credit Facility requires our compliance with the following financial covenants:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”) that which was issued by us in July 2014. A description of those notes is provided below.

As of June 30, 2014, the outstanding balance was $37.5 million. In connection with this drawdown, STI Brixton and STI Comandante were provided as collateral under the facility. As of June 30, 2014, the outstanding balance was $37.5 million and we were in compliance with the financial covenants relating to this facility.

Senior Unsecured Notes due 2020

On May 12, 2014, we issued $50,000,000 aggregate principal amount of our 6.75% Senior Unsecured Notes due 2020 (the “2020 Notes”) and on June 9, 2014, issued an additional $3,750,000 aggregate principal amount of our 2020 Notes pursuant to the underwriters’ exercise of the option to purchase an additional $7,500,000 granted by us. The 2020 Notes bear interest at the rate of 6.75% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on August 15, 2014. The 2020 Notes are redeemable at our option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The 2020 Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt, and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. The 2020 Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof. The 2020 Notes are listed on the New York Stock Exchange under the symbol “SBNA.” The net proceeds of the 2020 Notes were used for general corporate purposes, including working capital.

The indenture governing the 2020 Notes contains certain restrictive covenants, including:

(a) Limitation on Borrowings. We are prohibited from letting net borrowings equal or exceed 70% of our total assets, which are calculated as all of our assets of the types presented on our consolidated balance sheet.

(b) Limitation on Minimum Net Worth. The Company shall ensure that net worth always exceeds six hundred fifty million dollars (US$650,000,000).

(c) Reports. Following any cross default, the Company shall promptly notify the holders of the 2020 Notes of the occurrence of such cross default.

(d) Limitation on Asset Sales. We shall not, and shall not permit any subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of our of any such subsidiary’s assets (including capital stock and warrants, options or other rights to acquire capital stock) other than pursuant to a “Permitted Asset Sale” or a “Limited Permitted Asset Sale” (as such terms are defined in the indenture governing the 2020 Notes and described below), unless (A) the Company receives, or the relevant subsidiary receives, consideration at the time of such asset sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such asset sale, and (B) within 365 days after the receipt of any net proceeds from an asset sale, the Company or the relevant subsidiary, as the case may be, shall apply all such net proceeds to certain permitted purposes, including the repayment of secured indebtedness, capital expenditures, repayment of unsecured indebtedness, acquire all or substantially all of the assets or, or the capital stock of, a person primarily engaged in a permitted business; provided, that in the case of the acquisition of capital stock of any person, such person is or becomes a subsidiary of the Company.

For purposes of this covenant: a “Permitted Asset Sale” includes certain specified asset sales, including the disposition of our holdings as of May 7, 2014 of common stock of Dorian LPG Ltd., certain vessel losses not to exceed 10% of the consolidated aggregate market value of the Company’s assets and any transaction or series of transactions involving assets disposed of for fair market value and having an aggregate market value in any one fiscal year of up to 15% of the consolidated aggregate market value of the Company’s assets; and a “Limited Permitted Asset Sale” includes any transaction or series of transactions during a single fiscal year, the net proceeds of which are not otherwise applied pursuant to the requirements set forth in this clause (d), that results in net proceeds in excess of 15% of the consolidated aggregate market value of the Company’s assets.

If a Limited Permitted Asset Sale occurs, the Company must make an offer to purchase the 2020 Notes having a principal amount equal to the excess proceeds of such Limited Permitted Asset Sale at a purchase price of 101% of the principal amount of the 2020 Notes to be purchased, plus accrued and unpaid interest.

In addition, if a Change of Control (as defined in the Indenture for the Senior Notes) occurs, holders of the 2020 Notes have the right, at their option, to require us to purchase any or all of such holders’ 2020 Notes at a purchase price of 101% of the principal amount of the 2020 Notes to be purchased, plus accrued and unpaid interest.

In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under the 2020 Notes has occurred and is continuing, or we are not in compliance with the covenant described under “Limitation on Borrowings” or “Limitation on Minimum Net Worth” described above, then none of the Company or any subsidiary will be permitted to declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned subsidiary of the

Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes.

Convertible Senior Notes Due 2019

In June 2014, we completed an offering for $360 million in aggregate principal amount of convertible senior notes due 2019 (the “Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities’ Act of 1933. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60 million in aggregate principal amount of the Convertible Notes in connection with the offering. The net proceeds from the issuance of the Convertible Notes and the exercise of the initial purchasers’ option to purchase additional Convertible Notes were $349.2 million after deducting the initial purchasers’ discounts, commissions and estimated offering expenses of $11.2 million. We used a portion of the net proceeds to repurchase $95.0 million of our common stock or 10,127,600 shares at $9.38 per share in a privately negotiated transaction.

All terms mentioned are defined in the indenture governing the Convertible Notes.

The Convertible Notes bear interest at a rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. The Convertible Notes are convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes.

Holders may convert their Convertible Notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•	during any calendar quarter commencing after the calendar quarter ending on September 30, 2014 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•	if the we call any or all of the Convertible Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

•	upon the occurrence of specified corporate events.

We may not redeem the Convertible Notes prior to July 6, 2017. We may redeem for cash all or any portion of the Convertible Notes, at our option, on or after July 6, 2017 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes.

The Convertible Notes require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change, holders of Convertible Notes may require us to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

We determined the initial carrying value of the liability component of the Convertible Notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our 2020 Notes issued on May 12, 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes will be amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) has been recorded to additional paid-in capital.

On August 22, 2014, the conversion rate of the Convertible Notes was adjusted to reflect our payment of a cash dividend with respect to our common shares. The new conversion rate for the Notes was adjusted to 82.8556 of our common shares per $1,000 principal amount of the Convertible Notes, representing an increase of the prior conversion rate of 0.8481 shares for each $1,000 principal amount of the Convertible Notes.

KEXIM Guaranteed Notes Due 2019

On July 18, 2014, Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019, or the KEXIM Notes, in a private offering to qualified institutional buyers pursuant to Rule 144A of the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with our KEXIM Credit Facility and will reduce KEXIM’s funding obligations and our borrowing costs under such facility by 1.55% per year. Seven and Seven Ltd. was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by The Export-Import Bank of Korea, or KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.

The proceeds from the initial sale of the KEXIM Notes were deposited into a deposit account and were periodically distributed, subject to the satisfaction or waiver of applicable conditions, to the facility agent under our KEXIM Credit Facility to finance advances to the borrowers thereunder to fund a portion of the purchase price of 18 newbuilding vessels in our Newbuilding Program, ten of which are Handymax tankers and eight of which are LR2 tankers. Seven ice class Handymax tankers, STI Comandante, STI Brixton, STI Pimlico, STI Hackney, STI Acton, STI Fulham and STI Camden and four LR2 tankers, STI Elysees, STI Madison, STI Park and STI Orchard were delivered between May and September 2014. The remaining seven vessels are expected to be delivered to the respective borrowers between November 2014 and December 2014.

The KEXIM Notes are currently listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.

The KEXIM Notes do not impose any financial or other restrictive covenants on us.

Interest Rate Swaps

In August 2011, we entered into six interest rate swap agreements with three different banks to manage the interest costs and the risk associated with changing interest rates on our 2010 Revolving Credit Facility and 2011

Credit Facility. The notional amount of the swaps relating to the 2010 Revolving Credit Facility is $51.0 million with an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015. The notional amount of the swaps relating to the 2011 Credit Facility was $24.0 million with an average fixed rate of 1.30% and expiring on June 30, 2015. In September 2012, in conjunction with the sales of STI Coral and STI Diamond, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit Facility to $15.0 million from $24.0 million. In December 2012, we de-designated the hedge relationship of the interest rate swaps related to the 2010 Revolving Credit Facility prospectively and reclassified all amounts accumulated in other comprehensive income ($1.0 million) to the statement of profit or loss for the year ended December 31, 2012 as a component of Financial Expenses.

The interest rate swaps relating to the 2011 Credit Facility continue to qualify for hedge accounting. Hedge effectiveness is measured quarterly. Accordingly, changes in their fair value, which the hedge is deemed to be effective, are recognized directly in other comprehensive income and classified as ‘hedging reserves.’ Changes in their fair value for any portion deemed to be ineffective are recognized in the consolidated statement of profit or loss. The fair market value of the interest rate swaps relating to both the 2010 Revolving Credit Facility and 2011 Credit Facility at June 30, 2014, December 31, 2013 and December 31, 2012 was a liability of $0.4 million, $0.9 million and $1.4 million, respectively.

In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on the three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. As a result of the reduction, we made a repayment of $0.3 million to settle the liability outstanding as of the date of settlement and we recognized a realized gain on derivative financial instruments of $0.02 million on the statement of income.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material United States federal income tax considerations that may be relevant to prospective holders of our Notes. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to holders of our Notes that purchase our Notes at their issue price as part of the initial offering and hold our Notes as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain holders in light of their particular circumstances, such as holders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or holders that will hold our Notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Notes, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Notes should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Notes.

No ruling has been requested from the Internal Revenue Service, or the IRS, regarding any matter affecting us, holders of our Notes, or our shareholders.

Except as otherwise noted, this discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local and other tax consequences of owning and disposing of our Notes.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Notes that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien; (b) a corporation, or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Certain Additional Payments

There are circumstances in which we might be required to make payments on a Note that would increase the yield of the Note, as described under “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes.” We intend to take the position that the possibility of such payments does not result in the Notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our position is not binding on the IRS. If the IRS takes a contrary position, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury Regulations) determined at the time of issuance of the Notes (which is not expected to differ significantly from the actual yield on the Notes), with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale, exchange, retirement or other taxable disposition of the Notes would be treated as interest income rather than as capital gain. You should consult your tax adviser regarding the tax consequences if the Notes were treated as contingent payment debt instruments. The remainder of this discussion assumes that the Notes are not treated as contingent payment debt instruments.

Stated Interest on our Notes

Stated interest on a Note (including Additional Amounts, if any) generally will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Interest paid on our Notes generally will be foreign source income and, depending on your circumstances, treated as either “passive” or “general” category income for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Disposition of Notes

Upon the sale, redemption, exchange, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the U.S. Holder’s adjusted tax basis in our Notes and the proceeds received on the sale, redemption, exchange, retirement or other taxable disposition (except to the extent such proceeds are attributable to accrued interest not previously included in income, which will be taxable as ordinary interest income). The proceeds you receive will include the amount of any cash and the fair market value of any other property received for our Notes. Your adjusted tax basis in our Notes generally will equal the amount you paid for our Notes. Gain or loss recognized upon a sale, redemption, exchange, retirement or other taxable disposition of our Notes (i) will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition, or short-term capital gain or loss otherwise, and (ii) generally will be treated as U.S. source gain or loss, as applicable, for U.S. foreign tax credit purposes. Certain U.S. Holders, including individuals, may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitation.

Medicare Tax on Unearned Income

Certain U.S. Holders who are individuals, estates or trusts, or U.S. Individual Holders, are subject to a 3.8% tax on certain investment income, including interest, and gain from the disposition of our Notes. U.S. Individual Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Notes.

Information Reporting and Backup Withholding

In general, information reporting will apply to all payments of interest on, and the proceeds of the sale or other disposition (including a retirement or redemption) of, Notes held by a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation. Backup withholding may apply to these payments unless the U.S. Holder provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

U.S. Return Disclosure Requirements for Individual U.S. Holders

U.S. Holders who are individuals and who hold certain specified foreign financial assets, including financial instruments issued by a foreign corporation not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Notes.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Notes (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Interest on our Notes

In general, a non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on interest (including Additional Amounts, if any) on the Notes unless the interest is effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the interest is deemed to be effectively connected with that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the interest in the same manner as if it were a U.S. Holder and, in the case of a non-U.S. Holder that is a corporation, may also be subject to the branch profits tax (currently imposed at a rate of 30% or a lower applicable treaty rate).

Disposition of Notes

In general, a non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the sale, redemption, exchange, retirement or other taxable disposition of a Note unless (i) the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States), in which case the non-U.S. Holder will generally be subject to U.S. federal income tax on such gain in the same manner as if such non-U.S. Holder were a U.S. person and, in addition, if the non-U.S. Holder is a foreign corporation, may also be subject to the branch profits tax described above, or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case the non-U.S. Holder may be subject to tax at a 30% rate on gain resulting from the disposition of our Notes which may be offset by U.S.-source capital losses.

U.S. Estate Tax Considerations

For purposes of U.S. federal estate tax, our Notes will be treated as situated outside the United States and will not be includible in the gross estate of a non-U.S. Holder at the time of death.

Information Reporting and Backup Withholding

Information reporting and backup withholding generally will not apply to payments of interest on Notes held by a non-U.S. Holder if such interest is paid outside the United States by a non-U.S. payor or a non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status and certain other conditions are met or otherwise establishes an exemption.

Any payment received by a non-U.S. Holder from the sale, redemption or other taxable disposition of a Note to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status and certain other conditions are met, or otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to any payment of the proceeds of the sale, redemption or other taxable disposition of a note effected outside the United States by a non-U.S. office of a broker. However, if the broker is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), information reporting will apply to the payment of the proceeds of a sale, redemption or other taxable disposition of a note effected outside the United States unless the broker has documentary evidence in its records that the non-U.S. Holder is a non-U.S. Holder and certain other conditions are met. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against the non-U.S. Holder U.S. federal income tax liability, if any, and may entitle the non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

MARSHALL ISLANDS TAX CONSIDERATIONS

The following is a discussion of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a noteholder or shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our Notes, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the Notes.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of Notes indicated below:

Name	Principal Amount of Notes
Stifel, Nicolaus & Company, Incorporated	$13,500,000
Jefferies LLC	9,000,000
Credit Suisse Securities (USA) LLC	6,750,000
Janney Montgomery Scott LLC	6,750,000
Wunderlich Securities, Inc.	4,500,000
BB&T Capital Markets, a division of BB&T Securities, LLC	4,500,000

Total	$45,000,000

The underwriters are offering the Notes subject to their acceptance of the Notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Notes offered by this prospectus if any such Notes are taken. However, the underwriters are not required to take or pay for the Notes covered by the underwriters’ option to purchase additional Notes described below.

The underwriters initially propose to offer the Notes directly to the public at the offering price listed on the cover of this prospectus and may offer Notes to certain dealers at such offering price, less a concession not in excess of 2.0% of the principal amount of the Notes. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional $6,750,000 aggregate principal amount of Notes at the public offering price listed on the cover of this prospectus, less underwriting discounts and commissions. The representative may exercise this option on behalf of the underwriters in whole or in part by giving written notice to us no later than 30 days after the date of this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional Notes as the number listed next to the underwriter’s name in the preceding table bears to the total number of Notes listed next to the names of all underwriters in the preceding table.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering, expressed as a percentage of the principal amount of the Notes and in total. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Notes.

		Total
	Per Note	No Exercise	Full Exercise
Underwriting discounts and commissions	$0.75	$1,350,000	$1,552,500

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $250,000.

The Notes are a new issue of securities with no established trading market. We have applied to list the Notes on the New York Stock Exchange. We expect trading in the Notes on the New York Stock Exchange to begin within 30 days after October 31, 2014, the original issue date of the Notes. We have been advised by the underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice, in their sole discretion. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

In the underwriting agreement, we have agreed that we will not, during the period from the date of this prospectus through the closing date of the offering of the Notes, offer, sell, contract to sell or otherwise dispose of any debt securities of ours or warrants to purchase or otherwise acquire debt securities of ours substantially similar to the Notes (other than (i) the Notes, (ii) commercial paper issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the representative).

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

In connection with the offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the Notes so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of Notes in excess of the principal amount of the Notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

From time to time, the underwriters and their affiliates have provided, and continue to provide, investment banking services to us. Certain affiliates of the underwriters are lenders and/or agents under one or more of our credit facilities. The estimated offering expenses payable by us, excluding underwriting discounts and commissions, are approximately $250,000, which includes legal, accounting and printing costs and various other fees associated with the offering of the Notes.

If you purchase Notes offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any Notes may not be made in that

Relevant Member State, except that an offer to the public in that Relevant Member State of any Notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Notes to be offered so as to enable an investor to decide to purchase any Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the Notes described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Notes has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France: or

•	used in connection with any offer for subscription or sale of the Notes to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-l º -or- 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Switzerland

Neither this prospectus nor any other material relating to the Notes which is the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Notes will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Notes, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The Notes are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Notes with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the Notes are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the Notes may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(lA), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

EXPENSES

The following are the estimated offering expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

Commission Registration Fee	$6,014
Printing and Engraving Expenses	$50,000
Legal Fees and Expenses	$100,000
Accountants’ Fees and Expenses	$75,000
Trustee Fees and Expenses	$7,500
Miscellaneous Costs	$11,486
Total	$250,000

LEGAL MATTERS

The validity of the Notes and certain other matters relating to United States Federal income and Marshall Islands tax considerations and to Marshall Islands corporations law will be passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters have been represented in connection with this offering by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements for the year ended December 31, 2013 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Scorpio Tankers Inc. for the years ended December 31, 2012 and 2011 incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2013 have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The international oil tanker shipping industry information included in this prospectus supplement under the caption “The International Oil Tanker Shipping Industry” attributed to Drewry Shipping Consultants Ltd., or Drewry, has been reviewed by Drewry, which has confirmed to us that such section accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus supplement with the Commission. This prospectus supplement and the accompanying base prospectus are parts of that registration statement, which includes additional information.

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

Further information about our company is available on our website at http://www.scorpiotankers.com. The information on our website does not constitute a part of this prospectus supplement or the accompanying base prospectus.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and certain future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Exchange Act:

•	Our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Commission on March 31, 2014, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

•	Our Reports of Foreign Private Issuer on Form 6-K, filed with the Commission subsequent to December 31, 2013 that state that they are incorporated by reference into our registration statement, including without limitation, the two reports filed on October 28, 2014; one of which contains our financial results for the six months ended June 30, 2014 and the other which contains our financial data for the three and nine months ended September 30, 2014.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until the completion of this offering. In all cases, you should rely on the later information over different information included in this prospectus supplement or the accompanying base prospectus.

We have authorized only the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and any underwriters have not, authorized any other person to provide you with different information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying base prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference into this prospectus by writing or telephoning us at the following address:

MONACO	NEW YORK
9, Boulevard Charles III, Monaco 98000 Tel: +377-9798-5716	150 East 58th Street, New York, NY 10155 Tel: 1-212-542-1616

Information Provided by the Company

As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the NYSE rules, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Prospectus

SCORPIO TANKERS INC.

Common Shares, Preferred Shares, Debt Securities, Guarantees, Warrants, Purchase Contracts, Rights and Units

Through this prospectus, we or any selling shareholder may periodically offer:

(1)	our common shares,

(2)	our preferred shares,

(3)	our debt securities, which may be guaranteed by one or more of our subsidiaries,

(4)	our warrants,

(5)	our purchase contracts,

(6)	our rights, and

(7)	our units.

The prices and other terms of the securities that we or any selling shareholder will offer will be determined at the time of their offering and will be described in a supplement to this prospectus. We will not receive any of the proceeds from a sale of securities by the selling shareholders.

Our common shares are listed on the New York Stock Exchange under the symbol “STNG.”

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

An investment in these securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of this prospectus, and other risk factors contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 22, 2013.

We prepare our financial statements, including all of the financial statements included or incorporated by reference in this prospectus, in U.S. dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We have a fiscal year end of December 31.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we or any selling shareholder may sell our common shares, preferred shares, debt securities (and related guarantees), warrants, purchase contracts and units described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we or any selling shareholder may offer. Each time we or a selling shareholder offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. We may file a prospectus supplement in the future that may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus and any prospectus supplement are part of a registration statement we filed with the Commission and do not contain all the information in the registration statement. Forms of the indentures and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. For further information about us or the securities offered hereby, you should refer to the registration statement, which you can obtain from the Commission as described below under the section entitled “Where You Can Find Additional Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

This section summarizes some of the key information that is contained or incorporated by reference in this prospectus. It may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus and the information incorporated by reference herein, including the section of this prospectus entitled “Risk Factors” beginning on page 8.

Unless the context otherwise requires, when used in this prospectus, the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and its subsidiaries. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to the lawful currency of the United States. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of tankers.

Our Company

We are Scorpio Tankers Inc., a company incorporated in the Republic of the Marshall Islands. We provide seaborne transportation of crude oil and other petroleum products worldwide. We began our operations in October 2009 with three vessel-owning and operating subsidiary companies. In April 2010, we completed our initial public offering of 12,500,000 common shares at a public offering price of $13.00 per share and commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded our fleet, and as of the date of this prospectus, our fleet consists of 13 wholly-owned tankers (four LR1 tankers, one Handymax tanker, six MR tankers, one LR2 tanker and one post-Panamax tanker), 19 time chartered-in tankers (five Handymax tankers, eight MR tankers, three LR1 tankers and three LR2 tankers, including one vessel we expect to be delivered to us in 2013) and we have contracted for 16 newbuilding MR tankers and four Handymax tankers, two of which are expected to be delivered to us by April 2013 and the remaining 18 by the end of 2014.

We intend to continue to grow our fleet through timely and selective acquisitions of modern, high-quality tankers. We expect to focus future vessel acquisitions primarily on medium-sized product or coated tankers. However, we will also consider purchasing other classes of tankers if we determine that those vessels would, in our view, present favorable investment opportunities.

Our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which has been involved in shipping since the early 1950s through the Italian company Navigazione Alta Italia, or NAI. The Lolli-Ghetti family owns and controls the Scorpio Group, which includes: Scorpio Ship Management S.A.M. and Scorpio Commercial Management S.A.M., which provide us and third parties with technical and commercial management services, respectively; Scorpio Services Holding Limited, which provides us with administrative services; and other affiliated entities. Our President, Mr. Robert Bugbee, also has a senior management position at Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, which was a publicly traded shipping company.

Our Fleet

Below is our fleet list as of the date of this prospectus:

	VESSEL NAME	YEAR BUILT	DWT	ICE CLASS	EMPLOYMENT	VESSEL TYPE
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	—	SMRP (4)	MR
3	STI Topaz	2012	52,000	—	SMRP (4)	MR
4	STI Ruby	2012	52,000	—	SMRP (4)	MR
5	STI Garnet	2012	52,000	—	SMRP (4)	MR
6	STI Onyx	2012	52,000	—	SMRP (4)	MR
7	STI Sapphire	2013	52,000	—	Spot	MR
8	Noemi	2004	72,515	—	SPTP (2)	LR1
9	Senatore	2004	72,514	—	SPTP (2)	LR1
10	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
11	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
12	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
13	STI Spirit	2008	113,100	—	SLR2P (3)	LR2

	Total owned DWT		836,520

							TIME CHARTER INFO
	TIME CHARTERED-IN VESSELS
	VESSEL NAME	YEAR BUILT	DWT	ICE CLASS	EMPLOYMENT	VESSEL TYPE	DAILY BASE RATE	EXPIRY (5)
14	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	18-Jul-13 (6)
15	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-13 (7)
16	Histria Azure	2007	40,394	—	SHTP (1)	Handymax	$12,000	04-Apr-14 (8)
17	Histria Coral	2006	40,426	—	SHTP (1)	Handymax	$13,000	17-Jul-13 (9)
18	Histria Perla	2005	40,471	—	SHTP (1)	Handymax	$13,000	15-Jul-13 (9)
19	STX Ace 6	2007	46,161	—	SMRP (4)	MR	$14,150	17-May-14 (10)
20	Pacific Duchess	2009	46,697	—	SMRP (4)	MR	$13,800	17-Mar-13 (11)
21	Targale	2007	49,999	—	SMRP (4)	MR	$14,500	17-May-14 (12)
22	Ugale	2007	49,999	1B	SMRP (4)	MR	$14,000	15-Jan-14 (13)
23	Freja Lupus	2012	50,385	—	SMRP (4)	MR	$14,760	26-Apr-14 (14)
24	Valle Bianca	2007	50,633	—	SMRP (4)	MR	$12,000	22-Mar-13 (15)
25	Gan-Trust	2013	51,561	—	Spot	MR	$16,250	06-Jan-16 (16)
26	Usma	2007	52,684	1B	SMRP (4)	MR	$13,500	03-Jan-14 (17)
27	SN Federica	2003	72,344	—	Spot	LR1	$11,250	28-Feb-15 (18)
28	Hellespont Promise	2007	73,669	—	SPTP (2)	LR1	$12,500	16-Dec-13 (19)
29	FPMC P Eagle	2009	73,800	—	SPTP (2)	LR1	$12,800	09-Sep-13 (20)
30	FPMC P Hero	2011	99,995	—	SLR2P (3)	LR2	$14,750	13-Oct-13 (21)
31	FPMC P Ideal	2012	99,993	—	SLR2P (3)	LR2	$14,750	09-Jul-13 (21)
32	Fair Seas	2008	115,406	—	SLR2P (3)	LR2	$16,000	27-Jul-13 (22)

	Total time chartered-in DWT		1,129,141

	NEWBUILDINGS CURRENTLY UNDER CONSTRUCTION
	VESSEL NAME		DWT	ICE CLASS		VESSEL TYPE
33	Hull 2451		37,000	1A		Handymax		(23)
34	Hull 2452		37,000	1A		Handymax		(23)
35	Hull 2453		37,000	1A		Handymax		(23)
36	Hull 2454		37,000	1A		Handymax		(23)
37	Hull 2362		52,000			MR		(23)

	VESSEL NAME	DWT	ICE CLASS	VESSEL TYPE
38	Hull 2369	52,000		MR	(23)
39	Hull 2389	52,000		MR	(23)
40	Hull 2390	52,000		MR	(23)
41	Hull 2391	52,000		MR	(23)
42	Hull 2392	52,000		MR	(23)
43	Hull 2449	52,000		MR	(23)
44	Hull 2450	52,000		MR	(23)
45	Hull S1138	52,000		MR	(24)
46	Hull S1139	52,000		MR	(24)
47	Hull S1140	52,000		MR	(24)
48	Hull S1141	52,000		MR	(24)
49	Hull S1142	52,000		MR	(24)
50	Hull S1143	52,000		MR	(24)
51	Hull S1144	52,000		MR	(24)
52	Hull S1145	52,000		MR	(24)

	Total newbuilding DWT	980,000

	Total DWT	2,945,661

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	We have an option to extend the charter for an additional year at $13,070 per day.
(7)

We have an option to extend the charter for an additional year at $13,000 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.

(8)	In April 2013, the daily base rate will increase to $12,600 per day for one year thereafter. We have an option to extend the term of the charter for an additional year at $13,550 per day.
(9)

Represents the average rate for the two year duration of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. We have an option to extend the charter for an additional year at $14,500 per day.

(10)	We have an option to extend the charter for an additional year at $15,150 per day.
(11)	We have an option for the Company to extend the charter for an additional year at $14,800 per day.
(12)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(13)	We have an option to extend the charter for an additional year at $15,000 per day.
(14)	We have an option to extend the charter for an additional year at $16,000 per day.
(15)	We have an option to extend the charter for an additional six months at $13,000 per day.
(16)

The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(17)	We have an option to extend the charter for an additional year at $14,500 per day.
(18)

We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the owner whereby we split all of the vessel’s profits above the daily base rate.

(19)	We have an option to extend the charter for an additional six months at $14,250 per day.
(20)

We have options to extend the charter for up to two consecutive one year periods at $13,400 per day and $14,400 per day, respectively. We have also entered into an agreement with a third party whereby we split all of the vessel’s profits and losses above or below the daily base rate.

(21)

We have options to extend the charters for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively. FPMC P Hero is expected to be delivered in April 2013 and FPMC P Ideal was delivered in January 2013.

(22)	We have options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.
(23)

These Newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Two vessels are expected to be delivered between March 2013 and April 2013, and the remaining 10 are expected to be delivered by October 2014.

(24)	These Newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea ). These eight vessels are expected to be delivered by the end of 2014.

Chartering Strategy

Generally, we operate our vessels in commercial pools (such as the Scorpio MR Pool, Scorpio LR2 Pool, Scorpio Panamax Tanker Pool, and Scorpio Handymax Tanker Pool), on time charters or in the spot market.

Commercial Pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

Time Charters

Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate, in part, the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases.

Spot Market

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates.

Management of Our Fleet

Commercial and Technical Management

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement. SCM and SSM are related parties of us. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement.

SCM’s services include securing employment, in the spot market and on time charters, for the Company’s vessels. SCM also manages the Scorpio Group Pools. We pay SCM as our commercial manager a fee of $250 per vessel per day for each post-Panamax, LR1, LR2 vessel and $300 per vessel per day for each of our Handymax and MR vessels, plus 1.25% commission on gross revenues per charter fixture when SCM provides commercial management services for vessels that are not in any of the Scorpio Group Pools. The Scorpio Handymax Tanker Pool, Scorpio Panamax Tanker Pool, Scorpio LR2 Pool and Scorpio MR Pool and participants collectively pay SCM a pool management fee of $250 per vessel per day with respect to our LR2 vessels, $300 per vessel per day with respect to each of our Panamax vessels and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

SSM facilitates vessel support, such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the Company’s vessels, such as drydocks and vetting/inspection. We currently pay SSM $548 per vessel per day to provide technical management services for each of our vessels. This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

Administrative Services Agreement

We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. Liberty Holding Company Ltd., or Liberty, a company affiliated with us, acted as our Administrator until March 13, 2012 when the Administrative Services Agreement was assigned to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. Our Administrator also arranges vessel sales and purchases for us. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.

We pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the nine months ended September 30, 2012, we paid our Administrator $0.5 million, in aggregate, relating to the sales of STI Conqueror, STI Gladiator and STI Matador, and $1.9 million, in aggregate, relating to the purchase and delivery of our first five newbuilding vessels. For the year ended December 31, 2011, we paid our Administrator $0.7 million in fees relating to vessel acquisitions. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Further, pursuant to our administrative services agreement, our Administrator, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our administrative services agreement, whose effective commencement began in December 2009, was automatically renewed on December 31, 2012 for an additional term of two years.

Corporate Structure

We were incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporation Act on July 1, 2009. We currently maintain our principal executive offices at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5716. We also maintain an office in the United States at 150 East 58th Street, New York, New York 10155 and the telephone number at that address is 212-542-1616. We own each of the vessels in our owned fleet, and expect to own each additional vessel that we acquire into our owned fleet in the future, through separate wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands. The vessels in our time chartered-in fleet are chartered-in to our wholly-owned subsidiary, STI Chartering and Trading Ltd.

RECENT AND OTHER DEVELOPMENTS

Public Offerings

In December 2012, we closed on a follow-on public offering of 21,639,774 common shares at the offering price of $6.10 per share. We received net proceeds of approximately $127.2 million, after deducting placement agents’ discounts and expenses. Jefferies LLC and RS Platou Markets AS acted as placement agents. The net proceeds of the offering were used to partially repay outstanding indebtedness under the Company’s 2010 Revolving Credit Facility and for general corporate purposes, including vessel acquisitions and working capital.

In February 2013, we closed on a follow-on public offering of 30,672,000 common shares at the offering price of $7.50 per share. We received net proceeds of approximately $222.1 million, after deducting placement agents’ discounts and expenses. RS Platou Markets AS, Clarkson Capital Markets, DNB Markets, Inc. and Evercore Group L.L.C. acted as placement agents. The net proceeds of the offering are being used for vessel acquisitions, working capital and other general corporate purposes.

Newbuilding Vessels

In December 2012, we exercised options with Hyundai Mipo Dockyard Co., Ltd. of South Korea, or HMD, for the construction of two MR product tanker newbuildings and we also signed an agreement with SPP Shipbuilding Co., Ltd. of South Korea, or SPP, for the construction of four MR product tanker newbuildings. These six newbuildings are scheduled to be delivered to us in the second and third quarters of 2014. The contract price for each of the newbuildings is approximately $33.0 million.

In January 2013, we took delivery of STI Sapphire, the sixth vessel under our Newbuilding program. The vessel was partially financed under our $150 million senior secured term loan facility, which we refer to as our 2011 Credit Facility.

In January 2013, we entered into an agreement with HMD for the construction of two additional MR product tankers for approximately $32.5 million each. These vessels are scheduled to be delivered to us in May and June 2014.

In February 2013, we exercised options with HMD for the construction of four Handymax, ice class 1A product tankers (37,000 DWT) for approximately $30.0 million each. These vessels are scheduled to be delivered in the third quarter of 2014. In conjunction with these contracts, we received four fixed price options for similar vessels which would be delivered in the first half of 2015.

In February 2013, we reached an agreement with SPP for the construction of four MR product tankers for approximately $32.5 million each, two of which are the exercise of options from a previous contract. These vessels will be delivered in the third and fourth quarters of 2014. In conjunction with these contracts, we received extensions on several previously agreed options and received four new fixed price options for similar vessels which would be delivered in 2015.

Currently, we have contracts for the construction of 20 product tankers with HMD and SPP, consisting of 16 MR and four Handymax vessels. Of these 20 newbuilding product tankers, two are scheduled to be delivered to us by April 2013 and 18 are scheduled to be delivered to us by the end of 2014. As of February 19, 2013, we have paid $50.9 million of installment payments related to these newbuilding product tankers, and are committed to make additional installment payments of $604.4 million. In addition, we have unfunded fixed price options with HMD and SPP for the construction of an additional 14 product tankers.

Time Chartered-in Vessels

In November 2012, we entered into time charter-in agreements for two LR1 tankers and a LR2 tanker. The terms of the contracts are summarized as follows:

■

A 2007-built, 73,669 DWT LR1 product tanker on a one year time charter-in agreement at $12,500 per day, with an option for us to extend the charter for an additional six months. This vessel was delivered to us in December 2012.

■

A 2003-built, 72,344 DWT LR1 product tanker on a two year time charter-in agreement at $11,250 per day, with an option for us to extend the charter for an additional year at $12,500 per day. Additionally, we have entered into a profit sharing arrangement whereby 50% of the profits above the charterhire rate are being shared with the owner of the vessel. This vessel was delivered to us in January 2013.

■

A 2008-built, 115,406 DWT LR2 product tanker on a six month time charter-in agreement at $16,000 per day, with an option for us to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day and $16,750 per day, respectively. This vessel was delivered to us in January 2013.

In December 2012, we agreed to time charter-in two product tankers. The terms of the contracts are summarized as follows:

■

A 2007 built, 52,684 DWT MR ice-class 1B product tanker on a one year time charter-in agreement at $13,500 per day. The agreement includes an option for us to extend the charter for an additional year at $14,500 per day. This vessel was delivered to us in January 2013.

■

A 2007 built Handymax product tanker, which already is time chartered-in by us, will be time chartered-in for one additional year at $12,600 per day and is expected to commence in April 2013. The agreement includes an option for us to extend the charter for an additional year at $13,550 per day.

In January 2013, we agreed to time charter-in and took delivery of a 2007 built, 49,999 DWT MR ice-class product tanker on a one year time charter-in agreement at $14,000 per day. The agreement also contains an option for us to extend the charter by one year at $15,000 per day.

Additionally, in January 2013, we took delivery of the following vessels that we previously agreed to time charter-in.

■

A 2013 built, 51,561 DWT MR product tanker on a three year time charter-in agreement. This vessel is a sister ship of our newbuilding vessels from HMD. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

■

A 2012 built, 99,993 DWT LR2 product tanker on a one year time charter-in agreement for $14,750 per day. We have options to extend the charter for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks set forth below and in any documents incorporated by reference in this prospectus. In addition, you should also consider carefully the risks set forth under the heading “Risk Factors” in any prospectus supplement before investing in the securities offered by this prospectus. You should also carefully consider the risks described in any future reports that summarize the risks that may materially affect our business, before making an investment in our securities. Please see the section of this prospectus entitled “Where You Can Find Additional Information—Information Incorporated by Reference.” The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

Risks Relating to Our Common Shares

The price of our common shares after this offering may be volatile.

The price of our common shares may fluctuate due to factors such as:

■	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

■	mergers and strategic alliances in the crude tanker and product tanker industries;

■	market conditions in the crude tanker and product tanker industries;

■	changes in government regulation;

■	the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

■	announcements concerning us or our competitors; and

■	the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for our common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Please see the section of this prospectus titled “Enforcement of Civil Liabilities” beginning on page 17.

It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors.

We and many of our subsidiaries are incorporated in the Republic of the Marshall Islands and a substantial portion of our assets and those of our subsidiaries are located outside the United States. In addition, some of our directors and officers and a substantial portion of the assets of our directors and officers are located outside the United States. It may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries and directors and officers are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries and directors and officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries and directors and officers based on those laws.

We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness, or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

■	our existing shareholders’ proportionate ownership interest in us will decrease;

■	the amount of cash available for dividends payable on our common shares may decrease;

■	the relative voting strength of each previously outstanding common share may be diminished; and

■	the market price of our common shares may decline.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker vessel markets, changes in the company’s operating expenses, including bunker prices, insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the New York Stock Exchange. We caution readers of this prospectus and any prospectus supplement not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for the nine months ended September 30, 2012 and each of the years ended December 31, 2011, 2010, 2009, 2008, and 2007.

	NINE MONTHS ENDED		YEARS ENDED DECEMBER 31,
	SEPTEMBER 30, 2012		2011		2010		2009	2008	2007
Earnings:
Add:
(Loss) / income before income taxes	$(21,656,048)		$(82,726,592)		$(2,822,098)		$3,418,037	$12,185,924	$12,053,792
Fixed charges (calculated below)	6,600,533		7,491,765		3,244,335		730,037	1,915,413	1,953,344
Amortization of capitalized interest	9,628
Less:
Interest capitalized	(2,832,417)		(573,224)		—		—	—	—

Earnings	(17,878,305)		(75,808,051)		422,237		4,148,074	14,101,337	14,007,136

Fixed charges:
Interest expensed and capitalized on bank loans	4,591,904		5,523,811		2,984,765		699,115	1,710,907	1,953,344
Amortization of deferred financing fees	865,831		985,881		246,130		—	—	—
Interest component of rent	1,142,797		982,073		13,440		30,922	204,506	—

Fixed charges	6,600,533		7,491,765		3,244,335		730,037	1,915,413	1,953,344

Ratio of earnings to fixed charges	(2.71	) (1)	(10.12	) (1)	0.13	(1)	5.68	7.36	7.17

(1)

Our earnings were insufficient to cover fixed charges and accordingly, the ratio was less than 1:1. We would have needed to generate additional earnings of $24,478,838, $83,299,816, and $2,822,098 to achieve coverage of 1:1 in the nine months ended September 30, 2012, and years ended December 31, 2011 and 2010, respectively.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of securities as set forth in the applicable prospectus supplement. We will not receive any proceeds from sales of our securities by selling shareholders.

CAPITALIZATION

Each prospectus supplement will include information about our capitalization.

PRICE RANGE OF COMMON SHARES

Our common shares trade on the NYSE under the symbol “STNG.” The high and low market prices of our common shares on the NYSE are presented for the periods listed below.

FOR THE YEAR ENDED	HIGH	LOW
December 31, 2011	12.18	4.28
December 31, 2012	7.50	5.14

FOR THE QUARTER ENDED	HIGH	LOW
March 31, 2011	10.82	9.62
June 30, 2011	12.18	9.25
September 30, 2011	10.08	4.93
December 31, 2011	7.03	4.28
March 31, 2012	7.50	4.93
June 30, 2012	7.50	5.14
September 30, 2012	6.88	5.14
December 31, 2012	7.14	5.19

MOST RECENT SIX MONTHS	HIGH	LOW
August 2012	6.47	5.19
September 2012	6.24	5.20
October 2012	6.07	5.19
November 2012	6.63	5.30
December 2012	7.14	6.11
January 2013	8.43	7.05
February 2013 (February 1 through February 20)	8.67	7.72

PLAN OF DISTRIBUTION

We or any selling shareholder may sell or distribute our securities included in this prospectus through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we or the selling shareholders may sell our securities included in this prospectus through:

■	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

■	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

■	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we or the selling shareholders may enter into option or other types of transactions that require us or them to deliver our securities to a broker-dealer, who will then resell or transfer the securities under this prospectus. We or any selling shareholder may enter into hedging transactions with respect to our securities. For example, we or any selling shareholder may:

■	enter into transactions involving short sales of our common shares by broker-dealers;

■	sell common shares short and deliver the shares to close out short positions;

■

enter into option or other types of transactions that require us or the selling shareholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

■	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We or any selling shareholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us, any selling shareholder or borrowed from us or any selling shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or any selling shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we or any selling shareholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

The selling shareholders and any broker-dealers or other persons acting on our behalf or on the behalf of the selling shareholders that participate with us or the selling shareholders in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As a result, we have or will inform the selling shareholders that Regulation M, promulgated under the Exchange Act, may apply to sales by the selling shareholders in the market. The selling shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.

In connection with the offering and sale of 30,672,000 of our common shares completed in February 2013 pursuant to a Placement Agency Agreement with RS Platou Markets, Inc., we, our directors and executive officers have agreed that, without the prior written consent of RS Platou Markets, Inc. on behalf of the placement agents, we and they will not, during the period ending 30-days from January 30, 2013:

■

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

■	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares.

Except as set forth above, as of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or re-allowed or paid to dealers. Furthermore, we, our executive officers, our directors and the selling shareholders may agree, subject to certain exemptions, that for a certain period from the date of the prospectus supplement under which the securities are offered, we and they will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any of our common shares or any securities convertible into or exchangeable for our common shares. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. We expect an underwriter to exclude from these lock-up agreements securities exercised and/or sold pursuant to trading plans entered into by any selling shareholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of the selling shareholders’ securities on the basis of parameters described in such trading plans.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the New York Stock Exchange, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to the securities offered and sold by us under this Registration Statement.

As a result of requirements of the Financial Industry Regulatory Authority, or FINRA, formerly the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us or any selling shareholder for the sale of any securities being registered pursuant to Rule 415 promulgated by the Commission under the Securities Act.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Marshall Islands company, and our principal executive office is located outside of the United States in Monaco, although we also have an office in New York. Some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws. Please see our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capital Stock

Under our amended and restated articles of incorporation our authorized capital stock consists of 250 million common shares, par value $0.01 per share, of which 94,499,846 shares are currently issued and outstanding (which excludes 1,170,987 shares held as treasury shares), and 25 million preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

Share History

In April 2010, we closed the issuance of 12,500,000 common shares at $13.00 per share in our initial public offering and received net proceeds of $149.6 million, after deducting underwriters’ discounts and offering expenses.

In May 2010, pursuant to the underwriters’ exercise of their over-allotment option that we granted in connection with our initial public offering, we closed the issuance of 450,000 common shares at $13.00 and received $5.2 million, after deducting underwriters’ discounts.

In November 2010, we closed on an underwritten follow-on public offering of 4,575,000 common shares at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were $41.8 million, and 510,204 shares were issued in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million. On December 2, 2010, we closed the issuance of 686,250 common shares at $9.80 and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow-on public offering fully exercised their over-allotment option.

In May 2011, we closed on an underwritten follow-on public offering of 6,000,000 common shares and also closed on the underwriters’ over-allotment option to purchase 900,000 additional common shares at the offering price of $10.50 per share. We received net proceeds of $68.5 million, after deducting underwriters’ discounts and offering expenses.

In December 2011, we closed on an underwritten follow-on public offering of 7,000,000 common shares at the offering price of $5.50 per share. We received net proceeds of $36.5 million, after deducting underwriters’ discounts and estimated offering expenses.

In April 2012, we closed on a registered direct placement of 4,000,000 common shares at an offering price of $6.75 per share. We received net proceeds of approximately $26.2 million, after deducting placement agents’ discounts and expenses.

In December 2012, we closed on a registered direct placement of 21,639,774 common shares at the offering price of $6.10 per share. We received net proceeds of approximately $127.2 million, after deducting placement agents’ discounts and expenses.

In February 2013, we closed on a registered direct placement of 30,672,000 common shares at the offering price of $7.50 per share. We received net proceeds of approximately $222.1 million, after deducting placement agents’ discounts and expenses.

Description of Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

Description of Preferred Shares

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

■	the designation of the series;

■	the number of shares of the series;

■	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

■	the voting rights, if any, of the holders of the series.

Registrar and Transfer Agent

The registrar and transfer agent for our common shares is Computershare, Inc.

Listing

Our common shares are listed on the New York Stock Exchange under the symbol “STNG.”

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision allowing for cumulative voting.

Our amended and restated bylaws require our board of directors to consist of at least one member. Our board of directors consists of five members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors, as advised by our Compensation Committee, has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance notice requirements for shareholder proposals and director nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

■	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

■

any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

■	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

■

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

■	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

■

any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

■

any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

■	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

■

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

■

at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

■	the shareholder was or became an interested shareholder prior to the closing of our initial public offering in 2010;

■

a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

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the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. These indentures will be filed either as exhibits to an amendment to this Registration Statement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to the Registration Statement or a prospectus supplement. We will refer to any or all of these reports as “subsequent filings.” The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an “indenture” and collectively as the “indentures.” Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

Certain of our subsidiaries may guarantee the debt securities we offer. Those guarantees may or may not be secured by liens, mortgages, and security interests in the assets of those subsidiaries. The terms and conditions of any such subsidiary guarantees, and a description of any such liens, mortgages or security interests, will be set forth in the prospectus supplement that will accompany this prospectus.

The following description of the terms of the debt securities sets forth certain general terms and provisions. The statements below are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture. The specific terms of any debt securities that we may offer, including any modifications of, or additions to, the general terms described below as well as any applicable material U.S. federal income tax considerations concerning the ownership of such debt securities will be described in the applicable prospectus supplement or supplemental indenture. Accordingly, for a complete description of the terms of a particular issue of debt securities, the general description of the debt securities set forth below should be read in conjunction with the applicable prospectus supplement and indenture, as amended or supplemented from time to time.

General

Neither indenture limits the amount of debt securities which may be issued, and each indenture provides that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank in parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness. Any such debt securities will be described in an accompanying prospectus supplement.

You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

■	the designation, aggregate principal amount and authorized denominations;

■	the issue price, expressed as a percentage of the aggregate principal amount;

■	the maturity date;

■	the interest rate per annum, if any;

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if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

■	any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

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the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

■	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

■	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

■	any events of default not set forth in this prospectus;

■	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

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if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

■	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;

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if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

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if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

■	any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

■	whether the offered debt securities will be issued in the form of global securities or certificates in registered form;

■	any terms with respect to subordination;

■	any listing on any securities exchange or quotation system;

■	additional provisions, if any, related to defeasance and discharge of the offered debt securities; or

■	the applicability of any guarantees.

Unless otherwise indicated in subsequent filings with the Commission relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We may issue senior debt securities under a senior debt indenture. These senior debt securities would rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We may issue subordinated debt securities under a subordinated debt indenture. Subordinated debt would rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

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the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

■	all capitalized lease obligations;

■	all hedging obligations;

■	all obligations representing the deferred purchase price of property; and

■	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

but senior debt does not include:

■	subordinated debt securities; and

■	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

■	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

■	the ability to make certain payments, dividends, redemptions or repurchases;

■	our ability to create dividend and other payment restrictions affecting our subsidiaries;

■	our ability to make investments;

■	mergers and consolidations by us or our subsidiaries;

■	sales of assets by us;

■	our ability to enter into transactions with affiliates;

■	our ability to incur liens; and

■	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

(1)	changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

(2)	reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

(3)	reduces the principal or changes the maturity of any security or reduces the amount of, or postpones the date fixed for, the payment of any sinking fund or analogous obligation;

(4)	waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

(5)	makes the principal of or interest, if any, on any security payable in any currency other than that stated in the security;

(6)	makes any change with respect to holders’ rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

(7)	waives a redemption payment with respect to any security or changes any of the provisions with respect to the redemption of any securities;

will be effective against any holder without his consent. Other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

■	default in any payment of interest when due which continues for 30 days;

■	default in any payment of principal or premium when due;

■	default in the deposit of any sinking fund payment when due;

■	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

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default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

■	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Subsidiary Guarantees

Certain of our subsidiaries may guarantee the debt securities we offer. In that case, the terms and conditions of the subsidiary guarantees will be set forth in the applicable prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, if any of our subsidiaries guarantee any of our debt securities that are subordinated to any of our senior indebtedness, then the subsidiary guarantees will be subordinated to the senior indebtedness of such subsidiary to the same extent as our debt securities are subordinated to our senior indebtedness.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in applicable subsequent filings, payments of principal, premium and interest on debt securities represented by a global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

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the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

■	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or

■	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository’s relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee.

DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Commission. Established in 1973, DTC was created to reduce costs and provide clearing and settlement efficiencies by immobilizing securities and making “book-entry” changes to ownership of the securities. DTC provides securities movements for the net settlements of the National Securities Clearing Corporation, or NSCC, and settlement for institutional trades (which typically involve money and securities transfers between custodian banks and broker/dealers), as well as money market instruments.

DTC is a subsidiary of The Depository Trust & Clearing Company, or DTCC. DTCC is a holding company established in 1999 to combine DTC and NSCC. DTCC, through its subsidiaries, provides clearing, settlement and information services for equities, corporate and municipal bonds, government and mortgage backed securities, money market instruments and over the-counter derivatives. In addition, DTCC is a leading processor of mutual funds and insurance transactions, linking funds and carriers with their distribution networks. DTCC’s customer base extends to thousands of companies within the global financial services industry. DTCC serves brokers, dealers, institutional investors, banks, trust companies, mutual fund companies, insurance carriers, hedge funds and other financial intermediaries – either directly or through correspondent relationships.

DTCC is industry-owned by its customers who are members of the financial community, such as banks, broker/dealers, mutual funds and other financial institutions. DTCC operates on an at-cost basis, returning excess revenue from transaction fees to its member firms. All services provided by DTC are regulated by the Commission.

The 2012 DTCC Board of Directors is composed of 19 directors serving one-year terms. Thirteen directors are representatives of clearing agency participants, including international broker/dealers, custodian and clearing banks, and investment institutions; of these, two directors are designated by DTCC’s preferred shareholders, which are NYSE Euronext and FINRA. Three directors are from non-participants. The remaining three are the chairman and chief executive officer, president, and chief operating officer of DTCC. All of the Board members except those designated by the preferred shareholders are elected annually.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC’s nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution’s interest in the global security or securities representing the interest, on DTC’s records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC’s records.

DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

■	the title of such warrants;

■	the aggregate number of such warrants;

■	the price or prices at which such warrants will be issued;

■	the currency or currencies, in which the price of such warrants will be payable;

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the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

■	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

■	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

■	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

■	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

■	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

■	information with respect to book-entry procedures, if any;

■	if applicable, a discussion of any material U.S. federal income tax considerations; and

■	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

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debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement; or

■	currencies.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities or currencies at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities or currencies and any acceleration, cancellation or termination provisions, provisions relating to U.S. federal income tax considerations, if any, or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or pre-funded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF RIGHTS

We may issue rights to purchase our equity securities. These rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the shareholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any rights will describe the terms of the offered rights, including, where applicable, the following:

■	the exercise price for the rights;

■	the number of rights issued to each shareholder;

■	the extent to which the rights are transferable;

■	any other terms of the rights, including terms, procedures and limitations relating to the exchange and exercise of the rights;

■	the date on which the right to exercise the rights will commence and the date on which the right will expire;

■	the amount of rights outstanding;

■	the extent to which the rights include an over-subscription privilege with respect to unsubscribed securities; and

■	the material terms of any standby underwriting arrangement entered into by us in connection with the rights offering.

The description in the applicable prospectus supplement of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate or rights agreement, which will be filed with the Commission if we offer rights. For more information on how you can obtain copies of any rights certificate or rights agreement if we offer rights, see “Where You Can Find Additional Information” of this prospectus. We urge you to read the applicable rights certificate, the applicable rights agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more rights, purchase contracts, warrants, debt securities (and related guarantees), preferred shares, common shares or any combination of such securities. The applicable prospectus supplement will describe:

■

the terms of the units and of the rights, purchase contracts, warrants, debt securities (and related guarantees), preferred shares and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

■	a description of the terms of any unit agreement governing the units;

■	if applicable, a discussion of any material U.S. federal income tax considerations; and

■	a description of the provisions for the payment, settlement, transfer or exchange of the units.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

$(1)

SEC Registration Fee	$		*

Printing and Engraving Expenses	$		*

Legal Fees and Expenses	$		*

Accountants’ Fees and Expenses	$		*

NYSE Supplemental Listing Fee	$		*
FINRA Fee		$225,500

Blue Sky Fees and Expenses	$		*

Transfer Agent’s Fees and Expenses	$		*

Miscellaneous Costs	$		*

Total	$		*

(1)	The Registrant is registering an indeterminate amount of securities under the registration statement in accordance with Rules 456(b) and 457(r), the registrant is deferring payment of the registration fee in connection with such securities until the time the securities are sold under the registration statement pursuant to a prospectus supplement.

*	To be provided by a prospectus supplement or as an exhibit to report on Form 6-K that is incorporated by reference into this registration statement.

TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and holders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in this Report and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Scorpio Tankers Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Operating Income: In General

We earn and anticipate that we will continue to earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States, which we refer to as “United States source shipping income.” For United States federal income tax purposes, “United States source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.

Unless exempt from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described more fully below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1)	it is organized in a “qualified foreign country,” which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	one of the following tests is met:

(A)	more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test” or

(B)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test”.

The Republic of The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the United States Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

For our 2012 taxable year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the New York Stock Exchange, or the NYSE.

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “Listing Threshold.” Since our common shares are listed on the NYSE, we expect to satisfy the Listing Threshold.

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test” and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the “5% Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.

We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2012 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.

United States Federal Income Taxation In Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime,” to the extent that such income is not considered to be “effectively connected” with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

■	we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

■

substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term “United States Holder” means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we believe we have not been, believe we are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in his common shares—paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a United States Holder that is an individual will generally be subject to a 3.8% tax on the lesser of (1) the United States Holder’s net investment income for the taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000). A United States Holder’s net investment income will generally include dividends paid on our common shares and net gains from the sale, exchange or other disposition of our common shares. Similar rules apply to estates and, in certain cases, trusts. If you are a United States Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of these rules.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such Holder holds our common shares, either:

■	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

■	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC. Therefore, based on our current operations and future projections, we should not be treated as a PFIC with respect to any taxable year. There is substantial legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a United States Holder would be required to file an annual report with the IRS for that year with respect to such Holder’s common shares.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of the Company during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gain tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our common shares are treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

■	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

■

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income” and

■

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Dividends on Common Stock

A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to his common shares, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United Stated federal income tax only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

■

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

■	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares, and gains from the sale, exchange or other disposition of such shares, that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding if you are a non-corporate United States Holder and you:

■	fail to provide an accurate taxpayer identification number;

■	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

■	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-United States Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required IRS Form 8938 is filed. United States Holders (including United States entities) and Non- United States Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York, with respect to matters of the law of the Republic of the Marshall Islands and with respect to matters of United States and New York law.

EXPERTS

The consolidated financial statements, incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, and the effectiveness of Scorpio Tankers Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The sections included in the Company’s Annual Report on Form 20F for the year ended December 31, 2011 which have been attributed to Drewry Shipping Consultants Ltd., including the section entitled “The International Oil Tanker Shipping Industry,” have been reviewed by Drewry Shipping Consultants Ltd., which has confirmed to us that such sections accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-

0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Further information about our company is available on our website at http://www.scorpiotankers.com. The information on our website does not constitute a part of this prospectus.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 and all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

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Our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Commission on March 23, 2012, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

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Our Report on Form 6-K, filed with the Commission on December 4, 2012, which contains Management’s Discussion and Analysis of Financial Condition and Results of Operation and our unaudited interim condensed consolidated financial statements and related information and data as of and for the nine-month period ended September 30, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

MONACO	NEW YORK
9, Boulevard Charles III, Monaco 98000	150 East 58th Street - New York, NY 10155, USA
Tel: +377-9798-5716	Tel: +1 212 542 1616

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the New York Stock Exchange, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

$45,000,000    7.50% Senior Notes due 2017

PROSPECTUS SUPPLEMENT

October 28, 2014

Joint Bookrunning Managers

Stifel

Jefferies

Credit Suisse

Janney Montgomery Scott

Co-Managers

Wunderlich Securities

BB&T Capital Markets

Neither we nor any of the underwriters have authorized anyone to provide any information other than that contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. You should only assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of the respective documents. This prospectus supplement and the accompanying prospectus is not an offer to sell or solicitation of an offer to buy the Notes in any jurisdiction or under any circumstances in which the offer or solicitation is unlawful.